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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wo Kee Hong (Holdings) Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

FILE NO. 82- 3990 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/14/04

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)



Annual Report 2003

Wo Kee Hong (Holdings) Limited is a diversified distributor of high-quality, brand-name products serving customers in the Asian region and in particular the Hong Kong, Macau and the mainland People's Republic of China (PRC) markets. The Group began distributing audio products in Hong Kong in 1954. Over the years, product categories have changed and today the Group distributes air-conditioning and refrigeration products; audio visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products. It also has a direct marketing/retailing business. The Group has considerable expertise in nurturing and developing brands and products it represents through its multi-distribution channels and including provision of after-sales-service. For almost five decades, by combining skilled marketing and sales with the close support of long-established supplier relationships, the Group has ensured that many of its brands have become symbols of excellence and household names in the minds of consumers in the markets it serves.

Contents




Directors
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Boon Seng TAN *
Mr. Raymond Cho Min LEE *
Ms. Kam Har YUE **

* *Independent Non-executive*
** *Non-executive*

Board Adviser
Mr. Barry John BUTTIFANT

Audit Committee
Mr. Raymond Cho Min LEE *(Chairman)*
Mr. Boon Seng TAN

Company Secretary
Ms. Phyllis NG

Authorised Representatives
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN

Legal Advisors
Hong Kong
Woo, Kwan, Lee & Lo
Morrison & Foerster

Bermuda
Appleby Spurling Hunter

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Principal Share Registrars and Transfer Office in Bermuda
The Bank of Bermuda Limited
6 Front Street, Hamilton 5-31
Bermuda

Share Registrars and Transfer Office in Hong Kong
Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Bankers
Citic Ka Wah Bank Limited
The Bank of East Asia, Limited
Bangkok Bank Public Company Limited
Wing Hang Bank Limited

American Depositary
The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
USA

Principal Office in Hong Kong
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong
Tel: (852) 2869 1190
Fax: (852) 2521 7198

Stock Codes
The Stock Exchange of Hong Kong Limited: 720
American Depositary Receipt (ADR):
Symbol – WKHHY
CUSIP – 929300101

Website Address
http://www.wokeehong.com.hk

Annual General Meeting
May 28, 2004







Chairman's Statement

Richard Man Fai LEE
Executive Chairman & CEO

Your Board of Directors regrets to announce that a consolidated loss of HK$84.8 million was recorded for the year ended December 31, 2003. The results were largely the consequences of the tragic outbreak of Severe Acute Respiratory Syndrome (SARs) which seriously disrupted both the Hong Kong and mainland China economies and the untimely increase of Hong Kong's First Registration Tax (FRT) on passenger cars. Our air-conditioning, electrical appliances and direct distribution businesses were severely disrupted during the SARs period, and were only able to recover to normal levels towards the later half of 2003.

No interim dividend was paid during the year (2002: nil) and the Directors do not recommend a final dividend.

The very high increases in FRT introduced in the Budget on March 5, 2003, overnight, caused motor sales to plummet. Any sales which were subsequently achieved were at little or no profit and were made at special pricing in order to quickly reduce inventories. The products sold by the Group are at the upper range of the premium and luxury vehicle sector and attract the highest rates of FRT which were proposed to increase from a flat rate of 60% to a progressive rate up to 150%. In the event, intense lobbying by the motor trade and many political, economic and market groups, as well as the Hong Kong customers, caused the Hong Kong Government to reduce the rate of tax increases and this was done in June 2003. Between early March to the end of June, the market for sales of new vehicles at proper pricing was almost non-existent.

As for our 50% owned manufacturing joint venture (Jin Ling Electrical Company Limited) in mainland China, high material consumption and the weak U.S. dollar forced up significantly the costs of materials and thus caused a loss of HK$22.2 million attributable to our Group. A prudent further provision on account receivables was made. The joint venture maintained its position as one of the leading Chinese exporters of washing machines and was awarded the "Top 100 Star Enterprises of Overseas Chinese Entrepreneurs in the period of 2000-2002" by the Central Government.

On September 1, 2003 the Company passed resolutions for approving the rights issue of shares at HK$0.10 per rights share on the basis of two rights shares for every five existing shares held on September 1, 2003 with bonus shares issued on the basis of three bonus shares for every fully paid rights share. The Directors considered that the rights issue would provide an opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses. The results of the rights issue were very successful and it was over-subscribed by approximately 146.89%. The Company raised approximately HK$32.0 million (net of expenses).





As the car market in China has grown over 50% in 2003, the Group was working with the suppliers on a long term strategy in developing car sales network. The Group is delighted to conclude an equity joint venture agreement with Ferrari SPA of Italy and Poly Technologies, Inc. of China to enter into a joint venture to import exclusively 'Ferrari' and 'Maserati' cars and parts into China. I shall be appointed as the Chairman and CEO of this joint venture. We are confident that this joint venture will provide a long term platform for us to capture more profits in the huge and fast growing China car market.

The Hong Kong economy is now benefiting from Closer Economic Partnership Arrangement and the relaxation of rules which encourages mainland Chinese to visit Hong Kong. For 2004, we foresee an increase in our Hong Kong local businesses as a result. With the setting up of the new venture to import cars into China, we shall be able to get more allocation of cars from the manufacturers which in turn will generate higher profit for the Group. The Group will also be actively seeking for car dealership opportunities in China which has proven a high growth and profitable sector.

As our shares have been recently trading substantially below our net asset value, it is the Board's commitment to enhance shareholders' value by reallocating the Group's key resources to growth areas: financial resources will be maximized to support fast growing and high turnover markets and products; disposals of fixed assets and the conversion of proceeds into current assets will be undertaken to increase the productivity of our assets; competent personnel resources will be utilized in key growth departments; and all efforts will be made to ensure our business activities will be conducted to capture arising opportunities out of the market trends.

All the necessary reallocation of resources will result in a fundamental rebuilding of our organization, not to catch up but to innovate and lead the markets. The management is working diligently to achieve operational profitability in the coming years. Despite the seemingly large loss we suffered in 2003, the major part of the loss was non-cash in nature, the qualities of our assets remain sound and the operations continue to be viable. We foresee the Group will generate net positive cashflow and possibly to achieve profits at the operational level in 2004.

We like to express our utmost gratitude and sincere appreciation to all our shareholders, suppliers, bankers and our very dedicated staff, for their continuous support. We all share a high level of commitment and confidence in the future of the Group.

Richard Man Fai LEE
Executive Chairman

Hong Kong, April 14, 2004



The results, assets and liabilities of the Group for the last five financial years are as follows:

	Year ended December 31,				
	2003	2002	2001	2000	1999
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
		(As restated)			
Results					
Turnover	**553,232**	572,393	565,845	386,866	763,695
Loss from operations	**(49,377)**	(9,061)	(76,480)	(45,574)	(32,393)
Finance costs	**(10,309)**	(10,481)	(16,923)	(18,195)	(13,573)
Other non-operating income	**–**	38,611	2,569	11,175	66,636
Other non-operating expenses	**(726)**	–	(3,459)	(31,326)	(42,871)
Share of results of associates	**(22,220)**	(11,550)	(4,005)	3,356	18,783
(Loss) profit before tax	**(82,632)**	7,519	(98,298)	(80,564)	(3,418)
Income tax	**(2,699)**	(1,071)	(1,689)	(3,141)	(3,325)
(Loss) profit after tax	**(85,331)**	6,448	(99,987)	(83,705)	(6,743)
Minority interests	**579**	12	479	(1,750)	7,436
(Loss) profit attributable to shareholders	**(84,752)**	6,460	(99,508)	(85,455)	693
Assets and liabilities					
Total assets	**646,322**	696,969	768,854	872,356	970,724
Total liabilities and minority interests	**(384,406)**	(383,150)	(475,000)	(487,525)	(509,641)
Shareholders' funds	**261,916**	313,819	293,854	384,831	461,083

Note: Amounts disclosed in the financial summary for 1999, 2000 and 2001 have not been restated to reflect the change in accounting policy in the current year as described in note 2 to the financial statements.





Results of Operations

- Turnover

For the year ended December 31, 2003 total Group turnover decreased by 3.3% to HK$553.2 million (2002: HK$572.4 million). The year, from a domestic Hong Kong standpoint, was not a memorable one. Hong Kong's economy continued in the economic slump and deflation of recent years which has severely affected the retail market and investment sentiment. Additionally, one of the businesses – the motor vehicle business – was badly hit by the hiatus caused by the increase of First Registration Taxes (FRT) first introduced in the March 5, 2003 budget. The FRT was eventually reduced at the end of June 2003, but sales totally stalled for about four months. And lastly, as if the first two factors were not bad enough, Hong Kong suffered an outbreak of Severe Acute Respiratory Syndrome (SARS) which caused panic and significantly disrupted markets and business in the year.

The effect of these factors was to see turnover at the 2003 Interim reporting stage down 9.7% on the same period in 2002. However, there was a recovery in the second half of the year where sales were up 3.5% on the corresponding period in 2002, and this explains why the annual sales for the year were only slightly down on 2002. Nevertheless, the recovery seen in the second half of the year is continuing as we move into 2004.

Sales for most businesses were slightly better, year-on-year with 2002, except for the air conditioning appliances and Hong Kong car audio businesses, where sales were below 2002 by HK$41.8 million (23.4%) and HK$3.8 million (12.7%) respectively.

- Gross profits

Gross profits decreased by HK$19.3 million (-13.8%) over those of 2002 and for the year gross margin was 21.8% on sales compared with 24.4% earned last year. The major reasons for the reduction of 2.6% margin on sales (a maintained margin would have been equivalent to HK$14.6 million gross profit contribution) were firstly the competitive market environment where pricing power was reduced given continued weak consumer sentiment and the deflationary environment. Secondly, the SARS factor severely affected the markets in the first half year. Lastly, the FRT factor affecting motor car sales in the first half year with sales made at prices which showed little or no margin.

- Other revenue, distribution, administration and other operating costs

The total of these items were HK$141.4 million, a 1.0% reduction on the cost incurred in 2002. Costs were contained in most areas, but savings were insufficient to offset the reduction in gross profit contributions. The business costs are generally right-sized now for the various divisional activities although further cost savings will be made in 2004, but the major business objective will be to push for increased revenues and gross margins, in a better and improving market environment.



- Loss from operations

Loss from operations for the year is shown at HK$49.4 million (2002: HK$9.1 million). However, it must be noted that if the losses of a capital nature are stripped out – that is losses on disposal or revaluation of properties – the operating loss for the year from business operations was HK$20.7 million (2002: HK$2.9 million loss). More than half of this was attributable to losses incurred in the motor business, in the very unusual and exceptional trading environment it faced in 2003, which will not be repeated in 2004. And the weak market, affected by poor market sentiment and the SARS factor, induced competitive margin conditions affecting all the other businesses, which all managed to limit their losses. Again, these unusual conditions are not expected to be replicated in 2004. Management worked tirelessly to limit the adverse financial impacts throughout the year.

- Loss attributable to shareholders

The loss attributable to shareholders in the year amounted to HK$84.8 million, compared with a profit last year of HK$6.5 million. However, the loss is in large measure in one-off non-operating charges, which clears-up earlier capital investment issues. As explained, the operating loss for the year – in an exceptionally difficult year – was HK$20.7 million (2002: HK$2.9 million loss). However, the substantial non-recurrent, non-operational losses included loss or deficit on property disposals or revaluations amounting to HK$28.7 million (2002: HK$6.1 million); finance costs HK$10.3 million, almost the same figure as last year; loss on disposal of subsidiaries/associates HK$0.7 million (2002: HK$38.6 million profit); loss recorded by an associated company, neither controlled nor managed by the Group of HK$22.2 million (2002: HK$11.6 million loss); and tax and minority interest charges of HK$2.1 million (2002: HK$1.1 million).

Financial Condition

- Cash flow

Cash flows from operating activities before working capital movements showed an outflow of HK$16.1 *million* (2002: inflow of HK$4.6 million). This was an inevitable result of the extremely difficult conditions affecting the domestic market in Hong Kong, for the reasons explained. The loss of business sales activity and reduced gross contributions could not be offset by any significant immediate overhead reductions. The working capital utilisation continued to be tightly controlled, and whereas in 2002 there was increased usage of HK$14.4 million, in 2003 the increase was HK$12.9 million. The biggest business contributor to the outflows, both in operations and in working capital movements compared to last year, was the motor vehicle business where there were outflow deteriorations on operations (HK$12.0 million) and inflow from working capital (HK$6.8 million), compared with last year. These movements in working capital utilisation in particular explain why inventories and trade and other receivables increased by HK$10.7 million and HK$6.9 million respectively.



Total cash used in operations in the year was HK$28.3 million (2002: HK$12.2 million) whereas total cash generated from investing and financing activities was HK$28.4 million (2002: HK$30.7 million) following the capital raising rights issue in 2003 – a neutral position year-on-year.

- Capital reorganisation, rights issue and bonus issue

On July 24, 2003 the Company announced a rights issue on the basis of two rights shares for every five shares held, with bonus shares issued on the basis of three bonus shares for every fully paid rights share. It was proposed to raise HK$34.1 million, before expenses, and the controlling shareholders and their associates undertook to take up their proportion of the rights issue to avoid dilution, whilst Kingsway SW Securities Limited and an associate of the controlling shareholder, fully underwrote the balance of the rights issue. A circular was issued to shareholders on August 14, 2003. All of the proposals were approved by shareholders in a Special General Meeting held on September 1, 2003 and a prospectus was issued to shareholders on the same day. The net proceeds of the rights issue amounted to HK$32.0 million which were used primarily to repay short-term debt, with the balance of funds providing additional working capital to the Group. The results of the rights issue were very successful and it was announced on September 22, 2003 that the Company received share applications in total amounting to approximately 246.89% of the total number of rights shares available for subscription.

- Liquidity and financial resources

The Group is traditionally financed by resources resulting from the combination of its equity capital base; internal cash flows generated by operations; and bank borrowings involving both short and longer term maturities.

The Group continued to meet its bank and other liabilities upon due dates and the position of actual bank loans and overdrafts at balance date amounted to HK$90.0 million (2002: HK$77.1 million). However, because banks generally in Hong Kong continue to be cautious in their lending policies to businesses, the Group, in common with other similar commercial enterprises in Hong Kong, was confronted with the need to operate business on restricted overall bank facilities. Amounts of cash generated both from operations and financing activities, were used to pay down debt, which at times adversely affected operations by restricting levels of business activity and the ability of businesses to take advantage of incremental sales and particularly at the time of peak seasonal trading. Total bank borrowings (net of bank balances and cash) as a percentage of total shareholders' funds, was 28.2% (2002: 20.0%).



At December 31, 2003 cash and bank deposits amounted to HK$16.1 million (2002: HK$14.4 million). The Group balance sheet at the financial year end 2003 showed a positive balance of net current assets of HK$51.1 million (2002: 67.3 million). Effective current asset management is essential to Group operations, such that the key management ratios continue to show satisfactory positions including, inter-alia: debtor collections averaging 27 days (2002: 21 days); inventory turn at 90 days (2002: 81 days); and overall short-term net debt gearing ratio at 23.2% (2002: 19.1%), with total net debt gearing ratio at 77.9% (2002: 68.1%).

An integral part of the Group's risk management policy, is to hedge foreign currency transactions to eliminate adverse currency movements on indent sales, in the normal course of business. At December 31, 2003 the total outstanding foreign exchange contracts purchased with banks amounted to HK$9 million (2002: HK$44 million).

The Group had bank financing facilities amounting to HK$155.6 million at December 31, 2003 (2002: HK$166.2 million), all based on best lending rates, and mainly secured by assets of the Group. The Group had no contingent liabilities at December 31, 2003 (2002: nil).

Business Reviews


FDKN208
FDC208
MITSUBISHI
HEAVY INDUSTRIES, LTD.
"Mitsubishi Heavy Industries" products & logo

- Air-conditioning products

The business consists of marketing and distribution of the range of products from Mitsubishi Heavy Industries of Japan ("MHI") for which the Group holds exclusive distribution rights for Hong Kong, Singapore and Macau (all products) and the mainland China markets. MHI provides a full range of air-conditioning products both for the packaged commercial systems and the consumer markets. Similarly, the Group also markets and distributes a wide range of commercial and consumer air-conditioning products supplied under the "LG" brand ("LG Electronics Inc" of Korea). Both are pre-eminent global brands. The Group also provides after-sales service and support to its customers.


Galanz
格兰仕
"Galanz" products & logo

The Group is the sole distributor in Hong Kong and Macau for the range of air-conditioning products from "Galanz", a leading Chinese electrical appliances brand. Also in 2003 the Group provided a full range of room and commercial air-conditioning products under the brand name "GREE-Bodysonic" for the Hong Kong market.

Total sales to third party customers at HK$137.1 million showed a significant 23.4% decrease when compared with HK$178.9 million recorded in FY2002.





In Hong Kong in 2003, the domestic economy continued to be in a slump with low consumer confidence. The severe SARS outbreak, particularly in the March to June period affecting both Hong Kong and the mainland China market, coincided with the peak-selling season of the air-conditioning business and really depressed sales of all products. Many private and public projects and tenders were either cancelled or postponed. The increasingly competitively priced China produced and branded products are creating competition for imported global branded products which become more difficult to market in China.


LG
"LG" products & logo

However, on the positive side of the market, undoubtedly there was a change in investment sentiment and consumer confidence which began late in the second half of the year. It was too late to affect the traditional air-conditioning and appliance products selling season, which ends in any volume sense at the end of the third quarter, but is strongly being seen in the early months of 2004. Gross margins were maintained despite the weakening US dollar, affecting the HK dollar linked exchange rates particularly against the Japanese yen. The continued focus of sales efforts on the commercial product ranges is successful, achieving higher margins and stable sales. The switch of the source of domestic split-type air-conditioners from Thailand to China, by "MHI", has also increased price competitiveness and allowed a maintained market share. "LG" products, being very price competitive and given increasing brand awareness, have done well and achieved substantial penetration in the project segment of the market. The "GREE-Bodysonic" products did well in the first year in Hong Kong given competitive pricing and increasing product range. It augues well for good growth in 2004 and beyond.

Operational efficiencies continued to be made and lower costs were achieved through streamlined organization in warehousing and after-sales service. Working capital was tightly controlled with year end inventories showing a 3.5 times turn for the year, and net trade debtors being only an average 33 days of sales in the year. Whilst total gross margins were only reduced by 0.2% of sales, that reduction allied to much lower sales volumes given the peculiar market conditions of 2003, meant that the business remained profitable but at much reduced levels from 2002.

Looking to 2004, management believes the air-conditioning products market will continue to be very competitive. However, undoubtedly, there is a revival of consumer confidence and property development is increasing again. Both will provide for a much improved demand in the year, well above 2003. However, the continued strengthening of the Japanese Yen will put upward pressure on product supply costs from Japan, thus squeezing margins. The China market will provide continued growth in demand. The Group continues its focus on the commercial product sector to allow higher margins with less competition from China made product given less comprehensive commercial products available.



- Audio-visual and other electrical products


Exhibition of "Rogers" products

The audio-visual business is largely focused upon marketing and distribution of a range of products developed for the Group's own brands of "Rogers" (from the UK) and "Bodysonic" (from Japan). From May 2003 distribution of "Sansui" branded products in Hong Kong and Macau commenced. "Sansui" is a well recognized 50 year old AV brand from Japan and products include TV; VCD; DVD hi-fi systems; mini-hi-fi systems; and Plasma TV. This business segment also includes sales from "LG" branded domestic electrical appliance products, as well as sales of car audio and electronic products. The car audio and electronics business consists of marketing and distribution of car-audio products largely under the "Alpine" brand (from Japan) which is one of the top brands in global markets, together with products developed under the Group's own "Rogers" brand of car speakers and power amplifiers. Products are distributed in Hong Kong, Macau, Singapore, Malaysia and China.

Total sales increased a modest 5.5% compared with FY2002, to HK$121.9 million, despite sluggish domestic markets. The audio-visual products sector of the business remains extremely competitive especially given the range of innovative products offered to the market; the constantly reducing market pricing; and gross margins are narrow. Sales were stimulated by a successful launch of the "Rogers" DVD recorder machine. The international markets for "Rogers" and "Bodysonic" products were expanded to Australia, New Zealand, Taiwan, Indonesia, India, Brunei and Korea. Sales of "LG" domestic appliances were also good with sales of refrigerators up 1.9% over last year whilst sales of washing machines were same as last year. Distribution channels were expanded and sales and promotional campaigns were organised in a cost effective manner to achieve these increased sales. Operational efficiencies and cost controls were effective with the result that the good sales recorded satisfactorily increased profit contributions.


GREE
BODYSONIC
Gree-Bodysonic products & logo


Exhibition of "Alpine" products

Total sales in the car audio business for the year were HK$60.1 million, which was an HK$2.3 million 3.9% increase over FY2002. The regional markets for the sales of automobiles, with the exception of the mainland China, were sluggish. There was intense competition in car-audio products with new product innovations, and pricing and margins were affected. However, given the good support of "Alpine", management aggressively marketed the products and solid sales growth was achieved, including notably significant increased OEM business in Singapore, with satisfactory increases in profit contributions.

Looking at 2004, the consumer audio-visual market will still be highly competitive. However, the economic outlook in the market has improved and particularly active is the Plasma and LCD TV market and home theatre products. Given the introduction of competitive and new products (in Plasma and LCD TV; DVD recorders; and speakers); increased distribution efforts and particularly in the markets of Hong Kong, mainland China, Singapore and Malaysia; the further development of international markets; increased promotional activity; and the increasing brand awareness of "Rogers" and "Bodysonic", will all be positive for this business sector and further sales growth is expected.

In FY2004, "Alpine" continues to offer exciting competitive products with car navigation, audio and audio-visual features, which are targeted at the growing larger cabin vehicle sector. "Alpine" is also a leader in products featuring integrated entertainment and navigation systems and these will stimulate sales once this technology becomes available in the markets we serve. More new products under the "Rogers" brand will be introduced and particularly be targeted at Malaysia, Singapore and other Asian markets. The business is forecasting continued growth in sales in 2004.

- Direct marketing




買家倉
MEGA
WAREHOUSE

A "Mega Warehouse" retail outlet

This business involves direct retailing in consumer electronic and electrical products, in the Hong Kong market under "Mega Warehouse" branded outlets.

Sales to customers in the year were 7.5% higher than those of FY2002 despite the very competitive market with lack of pricing power in the face of the sluggish economic environment exacerbated by the SARS epidemic which severely curtailed retail spending for at least one-third of the year. The business has been refocused. The chain-store type strategy to cover Hong Kong, Kowloon and the New Territories, on a cost effective basis, was implemented and in the year there were a total of 8 shops strategically placed throughout Hong Kong. "Mega Warehouse" has successfully positioned itself as one of the major electrical appliance retail chain stores in Hong Kong. To differentiate the merchandising mix of the company, new merchandising channels to import competitive AV and electrical appliance products directly from China was successfully established. The business model is based upon competitive warehouse retail concepts with regular promotional and key product category sales, to provide value-for-money products to customers.

This strategy is increasing business levels and other sales and marketing efforts in the year developed clear customer acceptance of the "Mega Warehouse" chain. The marketing efforts include regular consumer promotions; direct mail programmes; regular grand clearance sales; and promotional publicity for the "Mega Warehouse" brand. Despite the weak retail environment, there is latent consumer demand for products providing innovation and value for money. "Mega Warehouse" outlets are becoming recognised for providing these values. Other sales support features include "Mega Warehouse" Master Card to build loyalty and customer affinity and payment-by-installment finance. Plans for FY2004 are set against the background of an improving retail environment in Hong Kong, but which will also remain competitive. There is increasing demand for AV and electrical appliances given a stimulated property market. Business developments will include improved sales and inventory systems; appropriate expansion of the retail network; consolidation of certain retail locations; a wider range of product categories to be offered; increased marketing and promotion efforts; and even sales outlets in mainland China through possible co-operative arrangements. All of these activities will be undertaken cautiously, with a view to increasing sales, utilisation of cost and capital efficiencies, and forecasts are for both sales to increase by double digits and with profit contributions to be achieved.

- Motor vehicle and car accessories distribution



New 612 Scaglictti "Ferrari" model

The business is the marketing, sales and parts supply and after-sales servicing of the "Ferrari" and "Maserati" vehicle franchises. The Group is the sole distributor for these two unique premier sports marques in Hong Kong, Macau and mainland China.

Total sales for the year were HK$226.2 million which was a 5.3% increase compared with the sales achieved in FY2002. However, the first six months of the year were disrupted with the hiatus brought to the luxury car segment of the market caused by the large increase proposed to the top rate of first registration tax ("FRT") announced in the Budget in early March 2003 (up from a 60% rate). The market for luxury cars came to a complete stop. Any cars that were sold were at no profit with special pricing in order to reduce inventories and turn cash flow in the business. Fortunately, a lobbying campaign by the motor trade in Hong Kong was successful in reducing the penal rate of tax proposed, from the top rate of 150% to 100%, but nevertheless the FRT rates applicable to the luxury car sector still increased from a flat rate of 60%, to a progressive rate system up to 100%. The new rates were confirmed in June and whilst the market improved in the second half of the year, an element of the sales revenue increase reflects a higher FRT tax in the vehicle sales price. Another feature of the unit sales this year, is that sales of left hand drive (LHD) units to China was more than treble that of last year.

"Ferrari" continues to be the premium sports car available in the world today and demand for the models generally outstrips supply. Demand for the "Ferrari" entire model range was good. In June 2003 a major event was staged to launch the new limited edition Ferrari model the "Enzo Ferrari". The 9 units allocated to this market (a very high percentage level for the market) saw 4 deliveries in 2003 with the balance due for 2004 delivery.



"Enzo Ferrari"







New Quattroporte "Maserati" model

The "Maserati" marque enjoys improving brand awareness in Hong Kong and mainland China and unit deliveries increased in FY2003 despite the declining market. In October 2003, the new "Maserati" Quattroporte (the four door model) was launched in Beijing, which was followed by a series of pre-launch activities in Hong Kong. The official launch will take place in Hong Kong in mid 2004, with delivery to customers. It is an exciting car already well reviewed by the world's car journals and media. The product line-up therefore, for both marques, is very strong and increased total unit sales are forecast for FY2004. The passenger car sales market of Hong Kong has been in decline since 2000 when 27,000 cars were sold, to the 18,000 cars which were sold in 2003. The Hong Kong traders are forecasting a recovery in 2004 to around 22,000 cars, a 22% increase.

However, the vehicle market in mainland China has continued to show remarkable growth and has attracted all major global brands to that market, with all volume car manufacturers now into production in China. For the unique luxury premium sports models that are "Ferrari" and "Maserati", production is not a likely option. Strong growth of imports of premium passengers cars since two years ago is expected to continue with lowering tariff to 25% by 2006 and elimination of import permit requirement in 2005, fueled by an increasing desire of such luxurious cars. The Group has developed the market for "Ferrari" cars since 1993 and in October 2003 a major promotional event was staged in Beijing to celebrate the 10th anniversary of sales of "Ferrari" in China.

There is, however, a need to concentrate on development of the China market, which could become in a relatively short time a very significant market for "Ferrari" and "Maserati" cars, such that it certainly could become the biggest market for them in Asia. In order to do this, significant resources will need to be committed to the market in terms of sales and distribution, management and finance. This also means that the Ferrari Group has to commit meaningful production volumes to this market and by so doing, in an unique global market situation where manufactured car volumes are less than global demand, it would need to reallocate more resources and cars to the China market.





"Ferrari" "Maserati" showroom-Shanghai

In order to have a combined push to capitalize on this valuable market opportunity, an equity joint-venture agreement was signed in late March. This will create an exclusive importership arrangement which will guarantee sufficient cars to develop the mainland China market; will provide management of the sales, marketing, parts and service support, to the dealer network to be developed; will provide resources to increase the brand awareness for both the "Ferrari" and "Maserati" brands to increase vehicle sales and especially for the "Maserati" marque. This venture will have the equity provided as to 40% by Ferrari Group of Italy; 30% by our Group in Hong Kong; and 30% by the Poly Technologies, Inc. from Beijing. The detailed business plans are already in place for market development for the first three years, and business volumes are set to grow substantially year-on-year from FY2004 to FY2006.



- The Singaporean and Malaysian markets

The Group has had, for many years, marketing and distribution businesses based in Singapore and also Kuala Lumpur, for the Malaysian market. These have been right-sized to ensure recurrent profitability. In 2003 the Singapore operations consisted of "MHI" air-conditioning products and the distribution of car audio products (principally "Alpine" brand, but also now including some products offered under the "Rogers" brand) and home audio products (principally the "Marantz", "Rogers" brands). With the business being more focused on its markets and given success in securing additional OEM business for car audio products, and also achieving steady sales growth in the home audio market in difficult market conditions, it is pleasing to record the continued sales growth and operating profits achieved by Singapore. Total sales grew modestly 3.9% to HK$56.2 million (2002: HK$54.1 million) and a satisfactory operating profit was earned.

In Malaysia, the operation having been right-sized in 2002 and the office relocated to Petaling Jaya to trim costs, also showed a consistent result. The Malaysian economy did reasonably well in 2003, and whilst the business is now focused on car audio products (mainly "Alpine" brand) and home audio visual products ("Marantz" and "Rogers" brands), it benefits from market and product concentration. Sales in 2003 grew 17.3% over 2002 and the business recorded a 32.8% profit growth compared to 2002.

The combined operations in Singapore and Malaysia are forecast to do well in 2004 with satisfactory sales and profitability.

- Joint-venture manufacturing business
(Jin Ling Electrical Company Limited – "JLE")



The "JLE Factory" in Jiangmen

JLE is a joint-venture between Jiangmen Washing Machine Factory and the Group, with each party owning a 50% interest. The business is engaged in designing and manufacturing washing machines mainly under the "Jinling" brand for sale in the PRC, but also as an Original Equipment Manufacturer ("OEM") presently for customers in Africa, Latin America and South East Asia. The Group does not exercise any day-to-day control in management of the business.

The business had a difficult sales year facing a very competitive domestic market both for own brand distribution and OEM business. Sales fell by RMB 47.8 million (-9.9%) to RMB 436.3 million (2002: RMB 484.1 million). Export sales accounted for 37.5% of total sales (2002: 33.6%). Gross profit margins were under pressure with significant increases in raw material and component costs which could not be offset by product price increases in a competitive environment for this product sector. Gross margins fell by 4.2% of sales compared with the previous year. This was a reduction in profit contribution on the reduced sales level, of RMB 18.3 million. The recorded loss for the year was RMB 47.1 million. This included an exceptional provision of RMB 17.0 million prudently made against long outstanding balances of accounts receivable. The overall loss for the business for the year was RMB 47.1 million and the Group's share of results of associates was accordingly HK$22.2 million, up from the HK$11.6 million loss recorded in 2002. The net book value of this business at balance date is HK$92.0 million. Bearing in mind the losses of the recent two consecutive years, the Group is seriously reviewing its options with this business, which could involve taking a controlling equity stake and an active management role in order to turn-around the business. Any such arrangement would seek to eliminate any debt risk and would be undertaken in order to ensure significantly improved results; a return to profitability; and an enhancement in the value of the business.

Personnel

At the year end 2003, the total number of employees of the Group, excluding associates, was 365 (the comparable number last year was 361 people). Following the painful measures taken in recent years including closure, disposal or consolidation of certain business units; implementation of a 55 years of age retirement scheme; and reduction in remuneration packages; the Group had a stable year from a personnel standpoint. The year for the business was difficult, because of unusual market conditions, but there were no further radical changes in personnel policies or staffing levels in the year.

The Group knows the importance of its employees and despite the previous measures taken in earlier years to reduce costs, it has been fortunate to retain a core staff of loyal, experienced and dedicated people. Productivity and morale continue to be enhanced steadily with organisational improvements. The management team has remained stable and committed throughout the year.

Prospects

Each business faced challenging markets for its products in 2003. However, in the last quarter of last year there was a marked improvement in the economic sentiment in Hong Kong and other regional markets, and this lead to expectation of recovery and undoubtedly year-on-year improvements in sales achieved were recorded in the last months of 2003.

The management plan for the businesses for 2004 calls for double digit growth in sales; increased gross profit contributions through generally maintained or improved margins in most businesses; and given tight control of overheads and operating costs, management are cautiously optimistic that the operating results should show a great improvement. There remain some balance sheet issues still to be resolved in terms of long-term debt and reduction of investment in the property portfolio which is unduly high in a Group involved in trading and marketing. However, some properties have already been sold or committed for sale in early 2004, with losses or provisions already having been booked or provided. Also the main Wo Kee Hong industrial building is currently up for sale by tender, in the improving Hong Kong property market.

The Group has a long history and an established name and reputation in its markets which it cherishes. It is a market leader in marketing and distribution of consumer products in Hong Kong, Macau, mainland China and certain other markets in South East Asia. The actions management has taken in recent years on costs and financing with the rationalisation measures and strategic positioning in each business, should facilitate and stimulate future profitable growth in a market environment which is expanding. The Group can look more positively at opportunities for growth in its core marketing and distribution business.

Barry John Buttifant
Adviser to the Board

Hong Kong, April 14, 2004



Executive Directors

Wing Sum LEE, aged 77, is the Founder and the Honorary Chairman of the Company. He has 59 years' experience in the distribution of consumer products. He has been involved in the marketing and strategic planning of the Group since its inception. He is a Director of the Radio Association of Hong Kong, and an Honorary Chairman of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited.

Richard Man Fai LEE, BSB, MBA, aged 47, the Executive Chairman and Chief Executive Officer of the Company, is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE. He has 24 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota. He was also elected and had served for two consecutive terms as the Chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 20 years.

Sammy Chi Chung SUEN, MBA, aged 57, is a Director of Appliances Business Group of Wo Kee Hong Limited and Director of Technorient Limited. He has 32 years' experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 8 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Stanford University, aged 45, is a Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a System Software Specialist at the Research and Development Department of Apple Computer International Limited for 5 years. He had also been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

Independent Non-executive Directors

Boon Seng TAN, M.A., Cambridge University, aged 48, has been a Non-executive Director of the Company since April 1999. Mr. TAN is the Chairman and Managing Director of Lee Hing Development Limited. He is also the Executive Director of IGB Corporation Berhad, a listed company in Malaysia and is Director of South China Holdings Limited, South China Brokerage Company Limited, South China Industries Limited and Star Cruises Limited, all listed on The Stock Exchange of Hong Kong Limited. He also holds Directorships in many other companies.

Raymond Cho Min LEE, Ed. M, Harvard University, aged 48, is the Chairman and Managing Director of HY & HT Lee Bros. & Co., Ltd. He is also the Chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of Real Estate Development and investment companies. In addition, he is the Founder and Director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.





Non-executive Director

Kam Har YUE, aged 71, is the wife of Mr. Wing Sum LEE and was involved in the policy making of the Group from 1962 to December 1989. She has been a Non-executive Director of the Company since then. She has over 29 years' experience in trading and distribution of consumer products.

Senior Management

Herbert ADAMCZYK, aged 63, is the Managing Director of Technorient Limited. He has 39 years' experience in the automotive trade in Hong Kong. He has a motor engineering background and has been with the Technorient Group, which is a subsidiary of our Group, for 21 years.

Barry John BUTTIFANT, FCCA, FCMI, FHKSA, FHKMA, FHKIoD, aged 59, the Adviser to the Board of Directors of the Company. He has over 31 years' experience in corporate and financial management. Has lived in Hong Kong for over 25 years and prior to joining the Company, he was the Managing Director of IDT International Limited for over 8 years and earlier worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of Finance Director and Managing Director during the period. He is also an Independent Non-executive Director of Giordano International Limited, Daiwa Associate Holdings Limited, China Merchants DiChain (Asia) Limited and Global-Tech Appliances Inc. Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants; the Hong Kong Society of Accountants; the Chartered Management Institute; the Hong Kong Management Association and the Hong Kong Institute of Directors.

Philip Chun Wing CHAN, FCCA, AHKSA, aged 43, is the Group Finance Manager. He has 18 years' financial and accounting experience in both trading and manufacturing sectors. He has been with the Group for about 7 years.

Powell Kwok Chuen CHEUNG, MBA, aged 40, is the General Manager of the AV division of Wo Kee Hong Limited and Hong Kong Wo Kee Advertising Company Limited. He is also the General Manager of Mega Warehouse (Hong Kong) Limited. He has 15 years' sales and marketing experience in both industrial and consumer products. He has been with the Group for 12 years.

Kwang Liang CHIA, BSBA (Hons) University of Tennessee, aged 43, is a Director and General Manager of the companies in Singapore. He is elected and now serves as an Honorary Secretary of the Electronic and Electrical Products Manufacturers and Importers Association (Singapore). Prior to joining the Group, he worked in KPMG Peat Marwick as an Auditor for 5 years and a multi-national company for 3 years. He is also an Officer in the Singapore Arm Forces. He has been with the Group for 10 years.

Siew Yit HOH, aged 38, is the wife of Mr. Richard Man Fai LEE. She has 15 years of experience in service industry and 12 years of experience in community public relations. She has been with the Group for 12 years.





Eddie Hung Wai LEUNG, aged 55, is the General Sales Manager of Car Electronics Sales Division of the Group. He has 31 years' sales experience in electronic products. He has been with the Group for 31 years.

Ruby Wai Ying TANG, BBA, aged 39, is the Senior Manager of Human Resources and Administration Department of the Group and the Senior Marketing Manager of Wo Kee Hong Limited. She has 16 years' sales and marketing experience in both business-to-business and business-to-consumer environment in Hong Kong and China markets. She has also been actively involved in business development, administration and operations. She graduated from the Hong Kong Baptist University with a bachelor of business administration degree (major in office management). She is also a member of the Hong Kong Institute of Marketing and the Hong Kong Management Association. She has been with the Group for 12 years.

Chi Choi TONG, aged 51, is the Sales Manager of the Group. He has over 26 years' sales and marketing experience in the audio field and considerable marketing experience in PRC. He has been with the Group for 31 years.

Johnson Ka Chiu WOO, aged 56, is the General Sales Manager of Commercial Air-conditioner in Appliance Business Group of Wo Kee Hong Limited and a Director of Jin Ling Electrical Company Limited. He has worked in a multinational air-conditioning engineering firm for years and has 34 years' experience in the sales management of air-conditioning products in multinational firms. He is now responsible for the development and promotion in the China market. He has been with the Group for 5 years.

Steven Tung Lim YAU, aged 54, is the Director and General Manager of Appliance Business Group (Commercial Systems) of Wo Kee Hong Limited. He has over 34 years' experience in the marketing of consumer electrical products and commercial air-conditioning products. He holds a diploma in Marketing and International Business and a diploma in China Marketing by the faculty of business administration, the Chinese University of Hong Kong and is also a member of the American Society of Heating, Refrigerating and Air-conditioning Engineers, Inc. He has been with the Group for 34 years.

Tony Yu Cheung YAU, aged 51, is the General Sales Manager of Appliance Business Group of Wo Kee Hong Limited. He has 26 years' experience in business management, advertising planning, sales and marketing. He has been with the Group for 11 years.

Alex Wai Leung YIP, aged 43, is the Director and General Manager (China) of Italian Motors (Sales & Service) Limited. He has 18 years' sales and marketing experience in consumer products. He holds an honour diploma of Business Management (major in marketing) from the Hong Kong Baptist University. He has been with the Group for 11 years.





The Directors present to shareholders this annual report and audited financial statements for the financial year ended December 31, 2003.

Principal Activities

The Company acts as an investment holding company.

Its subsidiaries were principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products; audio-visual equipment; car audio and electronic products; motor vehicles and car accessories; and other electronic and electrical products. The activities and other particulars of the principal subsidiaries are set out in Note 41 to the financial statements.

Segmental Information

Details of segmental information are set out in Note 5 to the financial statements.

Group Results

The consolidated profit and loss account is set out on page 33 and further analysis is given in the accompanying notes to the financial statements.

Dividends

The Directors do not recommend the payment of a final dividend (2002: nil) for the year ended December 31, 2003. No interim dividend was paid during the year (2002: nil).

Group Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 5.

Share Capital and Share Options

Details of movements in the share capital of the Company during the year are set out in Note 27 to the financial statements.

Information about the share options of the Company and details of movements in the share options of the Company during the year are set out on pages 100 to 103 of this Annual Report and in Note 40 to the financial statements.





Reserves

Details of movements in reserves of the Group and of the Company during the year are set out in the statement of changes in equity on pages 36 to 37 of this Annual Report and in Note 28 to the financial statements respectively.

Property, Plant and Equipment

Details of movements in property, plant and equipment of the Group and of the Company during the year are set out in Note 16 to the financial statements.

Donations

During the year, the Group made charitable and other donations of HK$92,000 (2002: HK$63,000).

Borrowings

Details of the Group's borrowings are set out in Note 30 to the financial statements. No interest was capitalised by the Group during the year.

Major Customers and Suppliers

The Group's five largest suppliers accounted for 53.5% of the Group's purchases during the year, 18.0% being attributable to the largest supplier.

The percentage of turnover attributable to the Group's five largest customers is less then 30.0% during the year.

As far as the Directors are aware, no Director of the Company, their associates or any shareholder (who to the knowledge of the Directors owns more than 5% of the Company's share capital) has interest in the Group's five largest suppliers.

Connected Transactions

Details of connected transactions of the Company during the year are disclosed in "Directors' Interests in Contracts" in this Directors' Report.

In 2003, the Group paid to Sumwell Property Management Limited, as the manager of Wo Kee Hong Building, management fees of HK$3,344,408 in respect of its occupancy of various units at Wo Kee Hong Building.





During the year under review, the transactions in the ordinary courses of business within the Group which involved the companies in which Messrs. Wing Sum LEE, Richard Man Fai LEE, Jeff Man Bun LEE, Herbert ADAMCZYK and Ms. Kam Har YUE are directly or indirectly interested are shown in Note 36 to the financial statements.

Directors

The Directors of the Company who held office during the year and up to the date of this report are:

Executive

Wing Sum LEE	*(Honorary Chairman, elected on March 27, 2003)*
Richard Man Fai LEE	*(Executive Chairman, elected on March 27, 2003)*
Sammy Chi Chung SUEN	
Jeff Man Bun LEE	

Non-executive

Kam Har YUE

Independent Non-executive

Boon Seng TAN
Raymond Cho Min LEE

In accordance with Bye-Law No. 99 of the New Bye-Laws of the Company, Messrs. Wing Sum LEE and Raymond Cho Min LEE will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Independent Non-executive Directors ("INEDs") are subject to retirement by rotation in accordance with the Company's New Bye-Laws. The Company has received from each INED a confirmation of his independence pursuant to the new independence guidelines set out in Rule 3.13 of the Listing Rules. The Company considers the INEDs to be independent.

Directors' Service Contracts

None of the Directors who is proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.



Directors' Interests in Securities

At December 31, 2003, the interests and short positions of each Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Beneficial interest and short position in the shares of the Company at December 31, 2003:

	Number of ordinary shares of HK$0.10 each ("Share")			
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total Interests**
Mr. Richard Man Fai LEE	33,564,388	6,738,732 (Note 1)	1,171,335,706 *(Note 2)*	1,211,638,826
Mr. Jeff Man Bun LEE	4,719,000	–	1,185,792,896 *(Notes 2 & 3)*	1,190,511,896
Ms. Kam Har YUE	52,097,162	–	1,171,335,706 *(Note 2)*	1,223,432,868
Mr. Sammy Chi Chung SUEN	471,900	–	–	471,900

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.
2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.
3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.
4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.




(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company at December 31, 2003 are disclosed in the section headed "Share Option Information" of this Annual Report.

(c) Beneficial interests and short position in shares in associated corporations at December 31, 2003:

Directors	Name of associated corporation	Number of shares or equity interests held or interested in	Class and/or description of shares/interests
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred shares
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares
	Wo Kee Hong Limited	400	non-voting deferred shares



Directors' Interests in Contracts

(a) Stoneycroft Estates Limited ("Stoneycroft") and Ever Rising Investments Limited, both are wholly-owned subsidiaries of the Company, (altogether, "Owners") entered into a deed of mutual covenant and management agreement with Sumwell Property Management Limited ("SPML"), a company owned by Cyber Tower Inc. ("Cyber Tower"), and Ms. Kam Har YUE. Pursuant to the agreement, Owners appointed SPML to be the manager for a term of 2 years from December 29, 1998 (renewable automatically thereafter) to undertake the management, operation, servicing, maintenance, repair, renovation and replacement of Wo Kee Hong Building. The agreement can be terminated by either the committee of the Owners or SPML by giving 3 months' prior notice. The total management fee paid by the Owners to SPML in 2003 was HK$417,000.

Cyber Tower is the trustee of The WS Lee Trust, 99% of the units of which are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE, all of which are Directors of the Company, are the beneficiaries. The remaining 1% of the units of The WS Lee Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

(b) Owners entered into service agreement with SPML in 2001. Pursuant to the service agreement signed in 2001, Owners appointed SPML to be the service company for a term of 1 year from April 1, 2001 for providing administrative and advisory services on the tenancy of Wo Kee Hong Building. The service agreement was renewed on September 17, 2003 for 1 year from April 1, 2003. The total amount of service fee paid to SPML in 2003 was HK$18,000.

(c) Owners entered into another service agreement with SPML on October 2, 2003. Pursuant to the agreement, Owners appointed SPML to be the service company for a term of one year from October 1, 2003 for arranging, administrating, advising and/or supervising the repair and maintenance projects in Wo Kee Hong Building. The agreement can be terminated by either the Owners or SPML by giving to the other party/parties three months prior written notice. The total amount of service fee paid to SPML in 2003 was HK$10,800.

(d) On January 30, 2003, Mr. Wing Sum LEE, Cyber Tower and the Company entered into a loan assignment deed ("Loan Assignment Deed"). On the same day, Mr. Wing Sum LEE, Cyber Tower and Wo Kee Hong Finance Limited, a wholly-owned subsidiary of the Company, entered into another loan assignment deed. Pursuant to both loan assignment deeds, the loans of HK$15,142,980 and HK$4,189,781 advanced from Mr. Wing Sum LEE to the Company and Wo Kee Hong Finance Limited respectively were assigned to Cyber Tower.



(e) On July 18, 2003, the Company, Modern Orbit Limited and Kingsway SW Securities Limited (as underwriters) entered into an underwriting agreement in respect of a rights issue with bonus shares issue. Modern Orbit Limited is wholly owned by Cyber Tower as trustee of The WS Lee Trust. Pursuant to the underwriting agreement, Modern Orbit Limited and Kingsway SW Securities Limited would underwrite on a several basis in the proportion of 65.16% and 34.84% of the total unsubscribed rights shares, respectively.

(f) On September 15, 2003, a deed of novation was entered into amongst the Company, Stoneycroft, a wholly owned subsidiary of the Company and Fisherman Enterprises Inc. ("Fisherman"), a company wholly owned by Mr. Jeff Man Bun LEE, an executive Director in relation to the novation of an outstanding indebtedness in the amount of HK$5,110,895.46, being the aggregate of the outstanding principal amount and interest accrued thereon, due from Stoneycroft to Fisherman as at September 3, 2003 pursuant to a loan agreement dated November 23, 2001 for the principal amount of HK$9,000,000 at the interest rate of 6% per annum (the "Fisherman Loan");

(g) On September 15, 2003, a capitalisation agreement was entered into amongst the Company, Cyber Tower and Fisherman in relation to the capitalisation of the amount of HK$15,000,000, being the outstanding principal amount due under a loan from the Company to Cyber Tower pursuant to the Loan Assignment Deed and an amount of HK$4,633,437.6 due under the Fisherman Loan to pay up the amounts due from the 196,334,376 rights shares to be allotted to Ms. Kam Har YUE, Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE, all of whom are Directors, Fisherman and Modern Orbit Limited under the rights issue of not less than 340,946,820 shares by the Company as announced in an announcement made by the Company dated July 24, 2003.

(h) On December 24, 2003, Italian Motors (Sales & Service) ("IMSS"), a division of Auto Italia Limited which is indirectly owned as to approximately 86% by the Company, sold a unit of ENZO Ferrari motor car to Mr. Richard Man Fai LEE, the Executive Chairman of the Company, for a consideration of US$638,000 (equivalent to approximately HK$4,976,400). IMSS is engaged in trading of cars and related accessories.

Apart from the foregoing, there were no other contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which a Director had, whether directly or indirectly, a material interest subsisting at the end of the year or at any time during the year ended December 31, 2003.



Directors' Interests in Competing Business

None of the Directors of the Company (other than Independent Non-executive Directors) is interested in any business apart from the Company's business, which competes or is likely to compete, either directly or indirectly, with the Company's business.

Rights Issue and Bonus Issue

(a) Bonus Share Issue approved on May 6, 2003

Pursuant to resolution passed on the special general meeting held on May 6, 2003, a bonus issue of ordinary shares, on the basis of one bonus share for every ten shares of HK$0.10 each held by the shareholders of the Company, was approved. The Company issued 77,487,913 new shares of HK$0.10 each pursuant to the bonus issue of shares.

(b) Rights Issue and Bonus Share Issue approved on September 1, 2003

In the special general meeting on September 1, 2003, the Company passed resolutions for approving the rights issue of shares at HK$0.10 per rights share on the basis of two rights shares for every five existing shares held on September 1, 2003 ("Rights Issue") with bonus shares issue on the basis of three bonus shares for every fully-paid rights share ("Bonus Shares Issue"). On September 23, 2003, pursuant to the Rights Issue with Bonus Share Issue, the Company issued 1,363,787,280 new shares of HK$0.10 each.

Use of Proceeds of the Rights Issue

During the year under review, the Company issued rights shares at HK$0.10 each in the proportion of two rights shares for every five existing shares held on September 1, 2003 with three bonus shares for every fully-paid rights shares ("Rights Issue with Bonus Share Issue").

Net proceeds of the Rights Issue with Bonus Share Issue, net of expenses, were approximately HK$32.0 million. The Directors applied such proceeds in line with the proposed application as set out in the prospectus dated September 1, 2003 in respect of the Rights Issue with Bonus Share Issue:

- as to approximately HK$15.1 million to repay the outstanding amounts of a loan advanced from a Director;
- as to approximately HK$4.6 million to repay part of the outstanding amounts of a loan advanced from Fisherman Enterprises Inc., a company wholly owned by a Director;

- as to approximately HK$5.0 million to repay part of the bank overdrafts of the Group; and
- as to approximately HK$7.3 million to provide additional working capital to the Group.

Convertible Securities, Options, Warrants or Similar Rights

Other than the share option scheme of the Company set out in Note 40 to the financial statements, the Company had no outstanding convertible securities, options, warrants or similar rights at December 31, 2003. Other than the issue and exercise of share options pursuant to the share option schemes of the Company as explained in the "Share Option Information" section, there was no issue or exercise of any convertible securities, options, warrants or similar rights of the Company during the year.

Substantial Shareholders

Save as disclosed below and in the section headed "Directors' Interests in Securities", at December 31, 2003, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 as the SFO:

Company Name	Number of Shares	Approximate % of the total issued Shares
Modern Orbit Limited	1,171,335,706	52.86%

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Compliance with Code of Best Practice

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended December 31, 2003 except that the Non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with Bye-Law No. 99 of the New Bye-Laws of the Company.

The Company set up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman) and Mr. Boon Seng TAN, Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to the "Guide for Effective Audit Committees" issued by the Hong Kong Society of Accountants in February 2002.

The Audit Committee of the Company has reviewed the condensed final accounts and the Annual Report 2003, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

Purchase, Sale or Redemption of Securities

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda although there are no restrictions against such rights under the laws in Bermuda.

Auditors

The financial statements for the year were audited by Messrs. Deloitte Touche Tohmatsu who will retire at the forthcoming Annual General Meeting and being eligible, offer themselves for re-appointment.

On behalf of the Board of Directors

Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, April 14, 2004





Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

To the Shareholders of Wo Kee Hong (Holdings) Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 33 to 97 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2003 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, April 14, 2004

For the year ended December 31, 2003

	Notes	2003 HK$'000	2002 HK$'000 (As restated)
Turnover	4 & 5	**553,232**	572,393
Cost of sales		**(432,584)**	(432,458)
Gross profit		**120,648**	139,935
Other operating income	6	**13,382**	14,497
Investment income	7	**593**	388
Distribution costs		**(58,437)**	(60,569)
Administrative expenses		**(96,903)**	(97,182)
Loss on disposal of investment properties		**(8,526)**	–
Loss on disposal of properties held for sale		**(1,223)**	–
Deficit on revaluation of investment properties		**–**	(130)
Write-down of properties held for sale to net realisable value		**(18,911)**	(6,000)
Loss from operations	8	**(49,377)**	(9,061)
Finance costs	9	**(10,309)**	(10,481)
Net (loss) gain on disposal or liquidation of subsidiaries	10	**(726)**	27,719
Gain on disposal of an associate		**–**	10,892
Share of results of associates		**(22,220)**	(11,550)
(Loss) profit before tax		**(82,632)**	7,519
Income tax	13	**(2,699)**	(1,071)
(Loss) profit after tax		**(85,331)**	6,448
Minority interests		**579**	12
(Loss) profit attributable to shareholders		**(84,752)**	6,460
(Loss) earnings per share – Basic	14	**(6.35) cents**	0.82 cents

The accompanying notes on pages 40 to 97 form an integral part of these financial statements.



At December 31, 2003

	Notes	The Group		The Company	
		2003	2002	**2003**	2002
		HK$'000	HK$'000	**HK$'000**	HK$'000
			(As restated)		
Non-current assets					
Investment properties	15	**116,697**	131,793	**–**	–
Property, plant and equipment	16	**180,019**	186,360	**1,187**	1,451
Investments in subsidiaries	17	**–**	–	**266,368**	293,504
Interests in associates	18	**92,036**	115,533	**–**	–
Investment securities	19	**702**	702	**–**	–
		389,454	434,388	**267,555**	294,955
Current assets					
Inventories	20	**107,133**	96,440	**–**	–
Properties held for sale, at net realisable value		**64,525**	88,462	**–**	–
Trade and other receivables	21	**66,163**	59,293	**2,383**	3,800
Amounts due from subsidiaries		**–**	–	**–**	72,536
Amount due from an associate		**742**	319	**–**	–
Amounts due from related parties	22	**2,085**	2,330	**3**	–
Tax recoverable		**27**	1,282	**–**	–
Other investments	23	**100**	73	**36**	36
Bank balances and cash		**16,093**	14,382	**54**	109
		256,868	262,581	**2,476**	76,481
Current liabilities					
Trade and other payables	24	**82,775**	75,332	**4,540**	6,781
Bills payable		**33,908**	42,673	**–**	–
Amounts due to subsidiaries		**–**	–	**1,136**	7,638
Amounts due to Directors	25	**2,225**	–	**733**	–
Amounts due to related companies	26	**10,154**	2,840	**2,357**	119
Obligations under finance leases – due within one year	29	**–**	92	**–**	10
Borrowings – due within one year	30	**76,754**	74,296	**–**	12,000
		205,816	195,233	**8,766**	26,548
Net current assets (liabilities)		**51,052**	67,348	**(6,290)**	49,933
		440,506	501,736	**261,265**	344,888



At December 31, 2003

	Notes	The Group 2003 HK$'000	The Group 2002 HK$'000 (As restated)	The Company 2003 HK$'000	The Company 2002 HK$'000
Capital and reserves					
Share capital	27	**221,615**	77,488	**221,615**	77,488
Reserves	28	**40,301**	236,331	**39,650**	267,400
		261,916	313,819	**261,265**	344,888
Minority interests		**–**	579	**–**	–
Non-current liabilities					
Obligations under finance leases – due after one year	29	**–**	300	**–**	–
Borrowings – due after one year	30	**143,359**	153,950	**–**	–
Loans advanced from minority shareholders	31	**1,522**	1,522	**–**	–
Deferred tax liabilities	32	**33,709**	31,566	**–**	–
		178,590	187,338	**–**	–
		440,506	501,736	**261,265**	344,888

The accompanying notes on pages 40 to 97 form an integral part of these financial statements.

The financial statements on pages 33 to 97 were approved and authorised for issue by the board of Directors on April 14, 2004 and are signed on its behalf by:

Richard Man Fai LEE
DIRECTOR

Sammy Chi Chung SUEN
DIRECTOR



For the year ended December 31, 2003

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Capital reserve HK$'000	Other reserve HK$'000 (note)	Accumulated losses HK$'000	Total HK$'000
The Group								
At January 1, 2002								
– as previously reported	140,887	725,993	916	2,058	1,434	–	(577,434)	293,854
– adjustment on the adoption of SSAP 12 (Revised) (note 2)	–	–	–	–	–	–	(32,000)	(32,000)
– as restated	140,887	725,993	916	2,058	1,434	–	(609,434)	261,854
Capital reorganisation on March 15, 2002	(139,478)	(343,542)	–	–	–	–	483,020	–
Rights issue of shares on April 11, 2002	1,409	47,902	–	–	–	–	–	49,311
Bonus issue of shares on April 11, 2002	4,226	(4,226)	–	–	–	–	–	–
Capital reorganisation on September 18, 2002	–	(426,127)	–	–	–	331,713	94,414	–
Bonus issue of shares on September 24, 2002	70,444	–	–	–	–	(70,444)	–	–
Exchange difference arising on translation of financial statements of overseas operations not recognised in the profit and loss account	–	–	–	(1,340)	–	–	–	(1,340)
Realised on liquidation of subsidiaries	–	–	–	(1,032)	(1,434)	–	–	(2,466)
Profit attributable to shareholders	–	–	–	–	–	–	6,460	6,460

For the year ended December 31, 2003

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Capital reserve HK$'000	Other reserve HK$'000 (note)	Accumulated losses HK$'000	Total HK$'000
At December 31, 2002 and January 1, 2003	77,488	–	916	(314)	–	261,269	(25,540)	313,819
Bonus issue of shares on May 6, 2003	7,749	–	–	–	–	(7,749)	–	–
Rights issue of shares on September 1, 2003	34,094	–	–	–	–	–	–	34,094
Bonus issue of shares on September 1, 2003	102,284	–	–	–	–	(102,284)	–	–
Exchange difference arising on translation of financial statements of overseas operations not recognised in the profit and loss account	–	–	–	(1,218)	–	–	–	(1,218)
Realised on liquidation of subsidiaries	–	–	–	(201)	–	–	174	(27)
Loss attributable to shareholders	–	–	–	–	–	–	(84,752)	(84,752)
At December 31, 2003	221,615	–	916	(1,733)	–	151,236	(110,118)	261,916

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At January 1, 2002	7,105
Loss attributable to shareholders	(12,501)
At December 31, 2002	(5,396)
Loss attributable to shareholders	(22,220)
At December 31, 2003	(27,616)

Note: The other reserve of the Group arose from the non-distributable reserve transferred from the share premium account pursuant to the capital reorganisation on September 18, 2002.

Consolidated Cash Flow Statement



For the year ended December 31, 2003

	2003 HK$'000	2002 HK$'000
Operating activities		
(Loss) profit before tax	**(82,632)**	7,519
Adjustments for:		
Share of results of associates	**22,220**	11,550
Dividend income from listed shares	**(1)**	–
Dividend income from unlisted shares	**–**	(267)
Finance lease interest income	**–**	(20)
Interest income	**(592)**	(121)
Interest expenses	**9,631**	10,079
Finance lease charges	**5**	24
Depreciation	**7,891**	8,623
Loss on disposal of investment properties	**8,526**	–
Deficit on revaluation of investment properties	**–**	130
Gain on disposal of property, plant and equipment	**(152)**	(432)
Unrealised holding (gain) loss of other investments	**(27)**	111
Write-down of properties held for sale to net realisable value	**18,911**	6,000
Gain on disposal of an associate	**–**	(10,892)
Net loss (gain) on disposal or liquidation of subsidiaries	**726**	(27,719)
Exchange gain on loan advanced from a supplier	**(607)**	–
Operating cash flows before movements in working capital	**(16,101)**	4,585
Increase in inventories	**(10,693)**	(10,619)
Decrease in properties held for sale	**2,281**	–
Increase in trade and other receivables	**(6,993)**	(7,083)
(Increase) decrease in amount due from an associate	**(423)**	605
Decrease (increase) in amounts due from related parties	**245**	(233)
Increase (decrease) in trade and other payables	**5,518**	(8,439)
(Decrease) increase in bills payable	**(8,765)**	11,297
Increase in amounts due to Directors	**2,225**	–
Increase in amounts due to related companies	**3,747**	65
Cash used in operations	**(28,959)**	(9,822)
Hong Kong Profits Tax refunded (paid)	**802**	(2,324)
Overseas tax paid	**(110)**	(70)
	692	(2,394)
Net cash used in operating activities	**(28,267)**	(12,216)





For the year ended December 31, 2003

	Note	2003 HK$'000	2002 HK$'000
Investing activities			
Purchase of investment properties		**(1,100)**	–
Purchase of property, plant and equipment		**(2,429)**	(6,645)
Proceeds from disposal of property, plant and equipment		**1,033**	875
Proceeds from disposal of investment properties		**7,670**	–
Repayment from lessee under finance leases		**–**	355
Dividend received from listed shares		**1**	–
Dividend received from unlisted shares		**–**	267
Proceeds from disposal of subsidiaries	33	**2,207**	160
Interest received		**487**	79
Finance lease interest received		**–**	20
Net cash generated from (used in) investing activities		**7,869**	(4,889)
Financing activities			
Proceeds from issue of shares		**14,461**	49,311
New loans advanced from Directors		**3,000**	17,026
New bank loans		**160,786**	6,630
Repayment of loans advanced from Directors		**–**	(16,233)
Repayment of bank loans		**(149,353)**	(6,363)
Repayment of other loan		**–**	(4,500)
Repayment of loans advanced from related companies		**(280)**	(5,845)
Interest paid		**(7,690)**	(4,307)
Repayment of obligations under finance leases		**(389)**	(102)
Finance lease charges paid		**(5)**	(24)
Net cash generated from financing activities		**20,530**	35,593
Net increase in cash and cash equivalents		**132**	18,488
Cash and cash equivalents at January 1		**1,610**	(16,693)
Effect of foreign currency exchange rate changes		**54**	(185)
Cash and cash equivalents at December 31		**1,796**	1,610
Analysis of the balances of cash and cash equivalents			
Being:			
Bank balances and cash		**16,093**	14,382
Bank overdrafts		**(14,297)**	(12,772)
		1,796	1,610

The accompanying notes on pages 40 to 97 form an integral part of these financial statements.



1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Group is engaged in the import, distribution and direct marketing of air-conditioning products, audio-visual and electrical products and cars and car accessories.

2. Adoption of Hong Kong Financial Reporting Standards

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Society of Accountants ("HKSA"), the term of HKFRS is inclusive of Statements of Standard Accounting Practice ("SSAP(s)") and Interpretations approved by the HKSA:

SSAP 12 (Revised) "Income taxes"

The Group has adopted SSAP 12 (Revised) "Income taxes". The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated accordingly.

As a result of this change in policy, the balance of accumulated losses at January 1, 2002 has been increased by HK$32,000,000, representing the cumulative effect of the change in policy on the results for the period prior to January 1, 2002. The change has resulted an increase in the net loss of HK$2,143,000 for the year ended December 31, 2003 (2002: an increase in the net profit HK$451,000).

3. Significant accounting policies

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investment in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated profit and loss account includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates, less any identified impairment loss.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition. Goodwill arising on acquisition prior to January 1, 2001 continues to be held in reserves, and will be charged to the profit and loss account at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after January 1, 2001 is capitalised and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

3. Significant accounting policies *(continued)*

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income under operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition (or, if lower, at the present value of the minimum lease payment). The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs are charged to the profit and loss account over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

3. **Significant accounting policies** *(continued)*

Leasing *(continued)*

The Group as lessee (continued)

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the terms of the relevant leases.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes profit and loss account items that are never taxable or deductible.



3. Significant accounting policies *(continued)*

Taxation *(continued)*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.



3. Significant accounting policies *(continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and recognised impairment losses.

Depreciation is charged so as to write off the cost of items or valuation of property, plant and equipment, over their estimated useful lives and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	2½ - 5%
Leasehold improvements	20%
Furniture, fixtures and equipment	10 - 20%
Machinery and tools	20 - 33⅓%
Motor vehicles	20 - 25%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the terms of the relevant leases.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the profit and loss account.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at each balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the profit and loss account. Where a decrease has previously been charged to the profit and loss account and a revaluation increase subsequently arises, this increase is credited to the profit and loss account to the extent of the decrease previously charged.

On disposal of an investment properties, the balance on the investment property revaluation reserve attributable to the property disposed of is transferred to the profit and loss account.



3. Significant accounting policies *(continued)*

Investment properties *(continued)*

No depreciation is provided on investment properties which are held on leases with an unexpired term of more than 20 years.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.



4. Turnover

	2003	2002
	HK$'000	HK$'000
Sales of goods to customers, less returns and discounts	513,102	537,342
Maintenance service income	40,130	35,051
	553,232	572,393

5. Business and geographical segments

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sale



5. Business and geographical segments *(continued)*

Business segments *(continued)*

Segment information about these businesses is presented below.

2003

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	137,102	121,904	226,195	68,031	-	-	-	553,232
Inter-segment sales	2,115	12,146	-	201	-	-	(14,462)	-
Total turnover	139,217	134,050	226,195	68,232	-	-	(14,462)	553,232

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	(253)	617	(14,514)	(8,395)	(19,008)	-	(43)	(41,596)
Unallocated investment income								593
Unallocated corporate expenses								(8,374)
Loss from operations								(49,377)
Finance costs								(10,309)
Net loss on disposal or liquidation of subsidiaries	-	-	-	-	(524)	(202)	-	(726)
Share of results of associates	-	(22,220)	-	-	-	-	-	(22,220)
Loss before tax								(82,632)
Income tax								(2,699)
Loss after tax								(85,331)
Minority interests								579
Loss attributable to shareholders								(84,752)

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2003 *(continued)*

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	48,507	51,643	74,030	13,229	185,328	–	–	372,737
Interests in associates	–	92,036	–	–	–	–	–	92,036
Unallocated corporate assets								181,549
Consolidated total assets								646,322
Liabilities								
Segment liabilities	25,603	21,606	51,615	5,572	5,723	–	–	110,119
Unallocated corporate liabilities								274,287
Consolidated total liabilities								384,406
Other information								
Capital additions	163	111	853	68	1,105	1,229	–	3,529
Depreciation and amortisation	177	234	1,492	96	112	5,780	–	7,891
Write down of properties held for sale to net realisable value	–	–	–	–	18,911	–	–	18,911
Loss on disposal of investment properties	–	–	–	–	8,526	–	–	8,526

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2002

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (As restated)
Turnover								
External sales	178,873	115,509	214,710	63,301	–	–	–	572,393
Inter-segment sales	3,597	12,410	–	–	–	–	(16,007)	–
Total turnover	182,470	127,919	214,710	63,301	–	–	(16,007)	572,393

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (As restated)
Result								
Segment result	10,701	2,453	(270)	(6,127)	(5,129)	–	(390)	1,238
Unallocated investment income								388
Unallocated corporate expenses								(10,687)
Loss from operations								(9,061)
Finance costs								(10,481)
Net gain on disposal or liquidation of subsidiaries	–	27,719	–	–	–	–	–	27,719
Gain on disposal of an associate	10,892	–	–	–	–	–	–	10,892
Share of results of associates	3,836	(15,469)	–	–	–	83	–	(11,550)
Profit before tax								7,519
Income tax								(1,071)
Profit after tax								6,448
Minority interests								12
Profit attributable to shareholders								6,460

5. Business and geographical segments *(continued)*

Business segments *(continued)*

2002 *(continued)*

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000 (As restated)
Consolidated balance sheet								
Assets								
Segment assets	60,342	39,161	56,592	10,724	224,235	–	–	391,054
Interests in associates	–	115,533	–	–	–	–	–	115,533
Unallocated corporate assets								190,382
Consolidated total assets								696,969
Liabilities								
Segment liabilities	44,398	19,439	35,473	6,156	6,620	–	–	112,086
Unallocated corporate liabilities								270,485
Consolidated total liabilities								382,571
Other information								
Capital additions	133	396	3,034	280	95	2,707	–	6,645
Depreciation and amortisation	305	231	1,335	82	–	6,670	–	8,623
Deficit on revaluation of investment properties	–	–	–	–	130	–	–	130
Write-down of properties held for sale to net realisable value	–	–	–	–	6,000	–	–	6,000

5. Business and geographical segments *(continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market		Contribution to operating results	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**385,951**	433,155	**(17,907)**	(2,984)
Singapore	**56,220**	54,105	**358**	917
Malaysia	**21,609**	18,423	**1,544**	1,163
PRC	**44,946**	34,087	**(39,554)**	(13,533)
Macau	**36,498**	30,440	**115**	1,137
Others	**8,008**	2,183	**466**	41
	553,232	572,393	**(54,978)**	(13,259)
Other operating income			**13,382**	14,497
Unallocated investment income			**593**	388
Unallocated corporate expenses			**(8,374)**	(10,687)
Loss from operations			**(49,377)**	(9,061)

5. Business and geographical segments *(continued)*

Geographical segments *(continued)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and investment properties, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and investment properties	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**420,148**	408,896	**2,176**	6,022
Singapore	**23,981**	22,680	**107**	134
Malaysia	**9,745**	7,212	**22**	271
PRC	**191,662**	256,160	**1,224**	218
Macau	**759**	739	–	–
	646,295	695,687	**3,529**	6,645

6. Other operating income

	2003	2002
	HK$'000	HK$'000
Rental income (before deducting outgoings of HK$4,733,000 (2002: HK$4,472,000))	**11,225**	11,615
Commission income	**2,157**	2,862
Finance lease interest income	–	20
	13,382	14,497

7. Investment income

	2003	2002
	HK$'000	HK$'000
Interest income from bank deposits	**11**	42
Interest income from trade and other receivables	**475**	5
Interest income from a related party	**106**	74
Dividend income from listed shares	**1**	–
Dividend income from unlisted shares	**–**	267
	593	388

8. Loss from operations

	2003	2002
	HK$'000	HK$'000
Loss from operations has been arrived at after charging:		
Auditors' remuneration	**880**	896
Depreciation of:		
Owned assets	**7,891**	8,441
Assets held under finance leases	**–**	182
Staff costs, including Directors' emoluments	**62,653**	65,927
Unrealised holding loss of other investments	**–**	111
Cost of inventories recognised as expenses (included write-down of inventories to their net realisable value of HK$770,000 (2002: 578,000))	**432,584**	432,458
and crediting:		
Unrealised holding gain of other investments	**27**	–
Gain on disposal of property, plant and equipment	**152**	432

9. Finance costs

	2003 HK$'000	2002 HK$'000
Interest on:		
Bank loans, trust receipts and overdrafts wholly repayable within five years	**4,319**	5,099
Bank loans wholly repayable after five years	**813**	–
Other loans wholly repayable within five years	**1,245**	712
Other loans wholly repayable after five years	**3,254**	4,268
	9,631	10,079
Finance lease charges	**5**	24
Bank charges	**673**	378
	10,309	10,481

10. Net (loss) gain on disposal or liquidation of subsidiaries

	2003 HK$'000	2002 HK$'000
Net loss on disposal of subsidiaries	**(524)**	–
Net (loss) gain upon liquidation of subsidiaries	**(202)**	27,719
	(726)	27,719

11. Directors' and employees' emoluments

(a) Directors' emoluments

	2003 HK$'000	2002 HK$'000
Fees:		
Executive Directors	–	–
Non-executive Directors	120	170
	120	170
Other emoluments:		
Salaries and other benefits	5,342	6,529
Retirement benefits scheme contributions	24	35
	5,366	6,564
	5,486	6,734

Fees paid to non-executive Directors include HK$100,000 (2002: HK$140,000) paid to independent non-executive Directors.

The Directors' emoluments were within the following bands:

HK$	2003 Number of Directors	2002 Number of Directors
Nil – 1,000,000	6	6
2,000,001 – 2,500,000	–	1
3,000,001 – 3,500,000	–	1
4,000,001 – 4,500,000	1	–

11. Directors' and employees' emoluments *(continued)*

(b) Employees' emoluments

During the year, the five highest paid individuals included two Directors (2002: three Directors), details of whose emoluments are set out in note 11(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2003	2002
	HK$'000	HK$'000
Salaries and other benefits	**4,612**	2,591
Retirement benefits scheme contributions	**36**	24
	4,648	2,615

The emoluments of the remaining highest paid individuals fell within the following bands:

	2003	2002
	Number of employees	Number of employees
HK$		
Nil – 1,000,000	**1**	1
1,500,001 – 2,000,000	**2**	1

12. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the profit and loss account during the year amounted to HK$1,780,000 (2002: HK$1,891,000), which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, the contribution payable to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$774,000 (2002: HK$791,000).



13. Income tax

The charge comprises:

	2003	2002
	HK$'000	HK$'000
Current tax:		
Hong Kong Profits Tax	**330**	400
Overseas income tax	**226**	167
	556	567
Deferred tax:		
Current year	**(815)**	(447)
Attributable to a change in tax rate	**2,958**	–
Income tax attributable to the Company and its subsidiaries	**2,699**	120
Share of income tax attributable to associates	**–**	951
	2,699	1,071

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profit for the year. The Profits Tax rate was increased with effect from the year of assessment 2003/2004.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

13. Income tax *(continued)*

The charge for the year can be reconciled to the (loss) profit before tax as follows:

	2003		2002	
	HK$'000	**%**	HK$'000	%
(Loss) profit before tax	**(82,632)**		7,519	
Tax at the Hong Kong Profits Tax rate of 17.5% (2002: 16%)	**(14,461)**	**(17.5)**	1,203	16.0
Tax effect of share of results of an associate	**3,889**	**4.7**	2,799	37.2
Tax effect of expenses that are not deductible for tax purposes	**8,796**	**10.6**	4,385	58.3
Tax effect of income that are not taxable for tax purposes	**(2,976)**	**(3.6)**	(8,488)	(112.9)
Tax effect of deferred tax assets not recognised	**122**	**0.2**	6	0.1
Utilisation of deferred tax assets previously not recognised	**(178)**	**(0.2)**	(411)	(5.4)
Tax effect of tax losses not recognised	**4,643**	**5.6**	1,874	24.9
Increase in opening deferred tax liabilities resulting from an increase in applicable tax rate	**2,958**	**3.6**	–	–
Effect of different tax rates of subsidiaries operating in other jurisdictions	**65**	**0.1**	55	0.7
Others	**(159)**	**(0.2)**	(352)	(4.7)
Tax expense and effective tax rate for the year	**2,699**	**3.3**	1,071	14.2

14. (Loss) earnings per share

The calculation of the basic (loss) earnings per share is based on the loss attributable to shareholders of HK$84,752,000 (2002: a profit of HK$6,460,000) and on the weighted average number of 1,334,516,654 (2002: 787,875,389) ordinary shares in issue during the year. The weighted average number of ordinary shares for the purpose of basic (loss) earnings per share has been adjusted for the bonus issue and the rights issue with bonus issue during the year.

No diluted (loss) earnings per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both years.



For the year ended December 31, 2003



15. Investment properties



	Investment properties in Hong Kong held under medium-term leases	Investment properties outside Hong Kong held under medium-term leases	Total
	HK$'000	HK$'000	HK$'000
The Group			
At January 1, 2003	87,783	44,010	131,793
Additions	–	1,100	1,100
Disposals	–	(16,196)	(16,196)
At December 31, 2003	87,783	28,914	116,697

The investment properties of the Group were revalued at December 31, 2003 by Centaline Surveyors Limited, independent professional valuer, on an open market value basis.

The investment properties of the Group are rented out or available for rent under operating leases.



16. Property, plant and equipment

	Land and buildings in Hong Kong held under medium-term leases	Leasehold improvements	Furniture, fixtures and equipment	Machinery and tools	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
The Group						
Cost or valuation						
At January 1, 2003	210,486	19,991	50,022	8,697	8,746	297,942
Exchange difference	–	6	13	(1)	19	37
Additions	–	166	723	382	1,158	2,429
Liquidation of subsidiaries	–	(392)	(595)	–	–	(987)
Disposals	–	(104)	(392)	–	(2,246)	(2,742)
At December 31, 2003	210,486	19,667	49,771	9,078	7,677	296,679
Representing:						
At cost	198,426	19,667	49,771	9,078	7,677	284,619
At 1996 valuation	10,640	–	–	–	–	10,640
At 1999 valuation	1,420	–	–	–	–	1,420
	210,486	19,667	49,771	9,078	7,677	296,679
Accumulated depreciation						
At January 1, 2003	32,317	18,405	47,260	7,903	5,697	111,582
Exchange difference	–	6	15	(1)	15	35
Charge for the year	4,675	676	1,166	384	990	7,891
Liquidation of subsidiaries	–	(392)	(595)	–	–	(987)
Eliminated upon disposals	–	(104)	(379)	–	(1,378)	(1,861)
At December 31, 2003	36,992	18,591	47,467	8,286	5,324	116,660
Net book values						
At December 31, 2003	173,494	1,076	2,304	792	2,353	180,019
At December 31, 2002	178,169	1,586	2,762	794	3,049	186,360

16. Property, plant and equipment *(continued)*

There is no asset held under finance lease at December 31, 2003.

At December 31, 2002, the net book value of the Group's furniture, fixtures and equipment included an amount of HK$328,000 in respect of assets held under finance leases.

If the land and buildings which are stated at valuation had not been revalued, they would have been included in the financial statements at historical cost less accumulated depreciation of HK$11,167,000 (2002: HK$11,459,000).

The Company	Leasehold improvements	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Cost				
At January 1, 2003	6,606	21,679	3,065	31,350
Additions	29	281	653	963
Disposals	–	–	(1,071)	(1,071)
At December 31, 2003	6,635	21,960	2,647	31,242
Accumulated depreciation				
At January 1, 2003	6,451	21,415	2,033	29,899
Charge for the year	153	185	368	706
Eliminated upon disposals	–	–	(550)	(550)
At December 31, 2003	6,604	21,600	1,851	30,055
Net book values				
At December 31, 2003	31	360	796	1,187
At December 31, 2002	155	264	1,032	1,451

17. Investments in subsidiaries

	The Company	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	**293,504**	293,504
Less: Impairment loss recognised	**(27,136)**	–
	266,368	293,504

Particulars of the Company's principal subsidiaries at December 31, 2003 are shown in note 41. An impairment loss has been recognised to impair the investment cost of a loss-making subsidiary.

18. Interests in associates

	The Group	
	2003	2002
	HK$'000	HK$'000
Share of net assets	**92,036**	115,533

Particulars of the Group's principal associate at December 31, 2003 are shown in note 42.

18. Interests in associates *(continued)*

The following details have been extracted from the audited financial statements of the Group's associate:

	Jin Ling Electrical Company Limited	
	2003	2002
	HK$'000	HK$'000
Operating results		
Turnover	**411,055**	458,801
Loss before taxation	**(44,440)**	(23,266)
Loss before taxation attributable to the Group	**(22,220)**	(11,633)
Financial position		
Non-current assets	**202,458**	222,840
Current assets	**272,262**	351,409
Current liabilities	**(290,648)**	(323,103)
Non-current liabilities	**–**	(20,135)
Shareholders' funds	**184,072**	231,011
Shareholders' funds attributable to the Group	**92,036**	115,506

19. Investment securities

	The Group	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	**75**	75
Club debentures, at cost less impairment loss	**627**	627
	702	702

In the opinion of the Directors, investment securities are worth at least their carrying values.

20. Inventories

	The Group	
	2003	2002
	HK$'000	HK$'000
Finished goods	**95,008**	84,234
Spare parts	**12,125**	12,206
	107,133	96,440

Included above are finished goods of HK$18,478,000 (2002: HK$15,692,000) and spare parts of HK$694,000 (2002: HK$2,684,000), which are carried at net realisable value.

21. Trade and other receivables

The Group

The Group allows an average credit period of 30 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	2003	2002
	HK$'000	HK$'000
Within 30 days	**19,922**	18,608
31 to 60 days	**12,073**	9,503
61 to 90 days	**2,716**	1,289
91 days to 1 year	**4,506**	2,108
Over 1 year	**1,185**	1,370
Total trade receivables	**40,402**	32,878
Deposits, prepayments and other receivables	**25,761**	26,415
	66,163	59,293

22. Amounts due from related parties

Details of the amounts due from related parties are as follows:

	The Group			The Company		
Name of related party	Balance at 31.12.2003	Balance at 1.1.2003	Maximum amount outstanding during the year	Balance at 31.12.2003	Balance at 1.1.2003	Maximum amount outstanding during the year
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Mr. Herbert ADAMCZYK (note a)	2,082	2,082	2,082	–	–	–
B & O Web Studio Limited (note b)	3	–	3	3	–	3
Panasa (Malaysia) Sdn. Bhd. (note b)	–	248	248	–	–	–
	2,085	2,330		3	–	

Notes:

a. The amount is unsecured, bears interest at the best lending rate offered by the Hong Kong and Shanghai Banking Corporation Limited and has no fixed terms of repayment.

Mr. Herbert ADAMCZYK is a Director of the Company's subsidiaries.

b. The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The related companies are controlled by certain Directors of the Company.

23. Other investments

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed shares	**100**	73	**36**	36

The shares are listed on the Stock Exchange and are carried at market value.

24. Trade and other payables

The Group

At the balance sheet date, the aged analysis of trade payables is as follows:

	2003	2002
	HK$'000	HK$'000
Within 30 days	**6,042**	5,474
31 to 60 days	**2,610**	2,630
61 to 90 days	**1,478**	2,621
91 days to 1 year	**3,349**	4,167
Over 1 year	**1,414**	1,569
Total trade payables	**14,893**	16,461
Customers' deposits, accruals and other payables	**67,882**	58,871
	82,775	75,332

25. Amounts due to Directors

The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

26. Amounts due to related companies

The amounts are unsecured, non-interest bearing and have no fixed terms of repayment. The related companies are controlled by certain Directors of the Company.

27. Share capital



	The Group and The Company	
	Number of shares	Nominal value HK$'000
Authorised:		
At January 1, 2002 of HK$0.10 each	3,500,000,000	350,000
Cancellation of HK$0.099 of the paid up capital of each of 1,408,871,178 issued shares	–	(139,478)
Share consolidation of ten reduced issued shares into one share of HK$0.01 each	(1,267,984,061)	–
Subdivision of one unissued share into ten shares of HK$0.01 each	18,820,159,398	–
Share consolidation of ten issued shares into one share of HK$0.10 each	(18,946,957,804)	–
Increase of authorised share capital	1,394,782,467	139,478
At December 31, 2002, January 1, 2003 and December 31, 2003 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
At January 1, 2002 of HK$0.10 each	1,408,871,178	140,887
Cancellation of HK$0.099 of the paid up capital of each of 1,408,871,178 issued shares	–	(139,478)
Share consolidation of ten reduced issued shares into one share of HK$0.01 each	(1,267,984,061)	–
Issue of shares upon rights issue	140,887,117	1,409
Issue of shares upon bonus share issue	422,661,351	4,226
Share consolidation of ten issued shares into one share of HK$0.10 each	(633,992,027)	-
Issue of shares upon bonus share issue	704,435,580	70,444
At December 31, 2002 and January 1, 2003 of HK$0.10 each	774,879,138	77,488
Issue of shares upon bonus share issue	77,487,913	7,749
Issue of shares upon rights issue	340,946,820	34,094
Issue of shares upon bonus share issue	1,022,840,460	102,284
At December 31, 2003 of HK$0.10 each	2,216,154,331	221,615



27. Share capital *(continued)*

(1) Pursuant to a resolution passed on the Special General Meeting ("SGM") held on May 6, 2003, a bonus share was issued for every ten shares. 77,487,913 bonus shares were issued and were credited as fully paid by using the credit in the contributed surplus account of the Company.

(2) Pursuant to another resolution passed on the SGM held on September 1, 2003, a rights issue of not less than 340,946,820 shares of HK$0.10 each at HK$0.10 per share on the basis of two rights shares for five rights shares held on the record date with bonus share issue on the basis of three bonus shares for every rights share taken up payable in full on acceptance. The Group had use the net proceeds from rights issue of approximately HK$19,633,000 to set off loans advanced from a Director and a related company directly. The remaining balance of HK$14,461,000 (before expenses) was used to repay part of the bank overdrafts of the Group and to provide additional working capital of the Group.

28. Reserves

The Company

	Share premium	Capital redemption reserve	Contributed surplus	Accumulated losses	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At January 1, 2002	725,993	916	210,255	(792,437)	144,727
Capital reorganisation on March 15, 2002	(343,542)	–	–	483,020	139,478
Rights issue of shares on April 11, 2002	47,902	–	–	–	47,902
Bonus issue of shares on April 11, 2002	(4,226)	–	–	–	(4,226)
Capital reorganisation on September 18, 2002	(426,127)	–	331,713	94,414	–
Bonus issue of shares on September 24, 2002	–	–	(70,444)	–	(70,444)
Profit attributable to shareholders	–	–	–	9,963	9,963
At December 31, 2002 and January 1, 2003	–	916	471,524	(205,040)	267,400
Bonus issue of shares on May 6, 2003	–	–	(7,749)	–	(7,749)
Rights issue and bonus issue of shares on September 1, 2003	–	–	(102,284)	–	(102,284)
Loss attributable to shareholders	–	–	–	(117,717)	(117,717)
At December 31, 2003	–	916	361,491	(322,757)	39,650

28. Reserves *(continued)*

The Company *(continued)*

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of Directors, as at December 31, 2003, the Company have distributable reserves by considering the net balance of reserve available for distribution of HK$38,734,000 (2002: HK$266,484,000), including contributed surplus of HK$361,491,000 (2002: HK$471,524,000) and accumulated losses of HK$322,757,000 (2002: HK$205,040,000).

29. Obligations under finance leases

	Minimum lease payments		**Present value of minimum lease payments**	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
The Group				
Amounts payable under finance leases:				
Within one year	–	110	–	92
In the second to fifth year inclusive	–	354	–	300
	–	464	–	392
Less: future finance charges	–	(72)	–	N/A
Present value of lease obligations	–	392	–	392
Analysed as:				
Amounts due within one year shown under current liabilities			–	92
Amounts due after one year			–	300
			–	392

29. Obligations under finance leases *(continued)*

	Minimum lease payments		Present value of minimum lease payments	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
The Company				
Amounts payable under finance leases:				
Within one year	–	14	–	10
In the second to fifth year inclusive	–	–	–	–
	–	14	–	10
Less: future finance charges	–	(4)	–	N/A
Present value of lease obligations	–	10	–	10

There were no obligations under finance leases as at December 31, 2003.

For the year ended December 31, 2002, the average effective borrowing rate was approximately 6% per annum. Interest rates were fixed at the contract dates. All leases were on a fixed repayment basis and no arrangements had been entered into for contingent rental payments. The Group's obligations under finance leases as at December 31, 2002 were secured by the lessor's charge over the leased assets.

30. Borrowings

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank overdrafts	**14,297**	12,772	**–**	–
Bank loans	**75,708**	64,279	**–**	–
	90,005	77,051	**–**	–
Secured	**80,868**	75,214	**–**	–
Unsecured	**9,137**	1,837	**–**	–
	90,005	77,051	**–**	–
Unsecured loan advanced from a Director (note a)	**–**	15,725	**–**	12,000
Unsecured loans advanced from related companies (note b)	**–**	4,755	**–**	–
Secured loan advanced from a supplier (note c)	**130,108**	130,715	**–**	–
	220,113	228,246	**–**	12,000

The maturity of the above loans is as follows:

	The Group 2003 HK$'000	The Group 2002 HK$'000	The Company 2003 HK$'000	The Company 2002 HK$'000
Within one year	**76,754**	74,296	**–**	12,000
More than one year, but not exceeding two years	**3,574**	10,924	**–**	–
More than two years, but not exceeding five years	**5,868**	6,779	**–**	–
More than five years	**133,917**	136,247	**–**	–
	220,113	228,246	**–**	12,000
Less: Amounts due within one year shown under current liabilities	**(76,754)**	(74,296)	**–**	(12,000)
Amounts due after one year	**143,359**	153,950	**–**	–

30. Borrowings *(continued)*

Notes:

a. The loan advanced from a Director was unsecured and had no fixed terms of repayment. HK$12,000,000 of the balance bore interest at 10% per annum and the remaining balance was non-interest bearing. The amount of HK$12,000,000 was settled during the year by applying the proceeds from the rights issue of the Company. The remaining balance was assigned to a related company during the year.

b. The loans advanced from related companies were unsecured and had no fixed terms of repayment. HK$4,475,000 bore interest at 1% above the best lending rate. The remaining balance was non-interest bearing. The amount of HK$4,475,000 was settled during the year by applying the proceeds from the rights issue of the Company. The remaining balance was fully repaid during the year.

   The related companies are controlled by certain Directors of the Company.

c. The loan advanced from a supplier is secured by properties of the Group, bears interest at 2.5% per annum and is repayable semi-annually by ten instalments commencing from 30 June 2012.

31. Loans advanced from minority shareholders

The loans are unsecured, non-interest bearing and have no fixed terms of repayment. The minority shareholders have agreed not to demand repayment of the loans in the next twelve months from the balance sheet date and, accordingly, the amounts have been classified as non-current liability.

32. Deferred tax liabilities

The Group

	Properties	**Accelerated tax depreciation**	**Total**
	HK$'000	HK$'000	HK$'000
At January 1, 2002			
– as previously reported	–	13	13
– adjustment on adoption of SSAP 12 (Revised)	7,761	24,239	32,000
– as restated	7,761	24,252	32,013
Credit to income for the year	(198)	(249)	(447)
At December 31, 2002 and January 1, 2003	7,563	24,003	31,566
Credit to income for the year	(217)	(598)	(815)
Effect of a change in tax rate charged to profit and loss account	709	2,249	2,958
At December 31, 2003	8,055	25,654	33,709

32. Deferred tax liabilities *(continued)*

The "Properties" column represents the deferred tax liabilities arising from business combination.

As at the balance sheet date, the Group has unused tax losses of approximately HK$175,125,000 (2002: HK$148,591,000) available to offset future profits. No deferred tax assets has been recognised due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

33. Disposal of subsidiaries

A summary of the effects of disposal of subsidiaries is as follows:

	2003	2002
	HK$'000	HK$'000
Net assets disposed of:		
Property held for sale, at net realisable value	**2,745**	–
Investment securities	**–**	160
Trade and other payables	**(14)**	–
	2,731	160
Loss on disposal of subsidiaries	**(524)**	–
Total consideration	**2,207**	160
Satisfied by:		
Cash	**2,207**	160
Net cash inflow arising on disposal:		
Cash consideration	**2,207**	160

The subsidiaries disposed of for both years did not have any significant impact on the Group's cash flows, turnover and operating results.



34. Liquidation of subsidiaries

A summary of the effects of liquidation of subsidiaries is as follows:

	2003 HK$'000	2002 HK$'000
Net assets written off:		
Investment securities	–	529
Inventories	–	48
Trade and other receivables	229	6,269
Trade and other payables	–	(25,041)
Bills payable	–	(738)
Taxation payable	–	(168)
Obligations under finance leases	–	(81)
Borrowings	–	(6,071)
	229	(25,253)
Exchange reserve realised on liquidation	(201)	(1,032)
Goodwill realised on liquidation	174	–
Capital reserve realised on liquidation	–	(1,434)
Loss (gain) upon liquidation	202	(27,719)

The effects on the cash flows and results of the Group upon liquidation of the subsidiaries during the year are insignificant.

35. Major non-cash transactions

During the year, the Group has used the proceeds from rights issue of the Company to offset the loan advanced from a Director, loan advanced from a related company, and amount due to a related company amounted to HK$19,633,000 directly.

During the year ended December 31, 2002, the Group had applied the proceeds from disposal of the Group's entire equity interest in an associate to offset part of the loan advanced from a supplier amounted to HK$71,837,000.



36. Related party transactions

In addition to the balances with related parties disclosed under notes 22, 25, 26, 30 and 31 above, during the year, the Group entered into the following transactions with related parties:

	2003	2002
	HK$'000	HK$'000
Interest expenses paid to a Director	**1,053**	295
Interest expenses paid to a related company	**192**	417
Interest income received from a related party	**106**	74
Management and agency fee paid to a related company	**3,378**	3,359
Sales of goods to a Director	**4,958**	–
Underwriting commission fees paid to a related company	**234**	–
Sales of goods to a related company	**–**	950
Maintenance service income received from a related company	**–**	454

The interest expense paid to a Director was agreed between the relevant parties. The interest rates are 10% per annum.

The interest expense paid to a related company was 1% above the besting lending rate. The interest income received from a related party borne interest at the best lending rate offered by the Hong Kong and Shanghai Banking Corporation Limited.

The pricing of transactions regarding management and agency fees paid to a related company and goods sold to a related company or a Director were determined by the Directors on the basis of estimated market value.

The underwriting commission fees paid to a related company was 2.5% of the total issue price of the rights share underwritten by the related company.

The related companies are controlled by certain Directors of the Company.

37. Operating lease arrangements

The Group as lessor

Property rental income earned, net of outgoings of HK$4,733,000 (2002: HK$4,472,000) during the year was HK$6,492,000 (2002: HK$7,143,000). The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	2003	2002
	HK$'000	HK$'000
Within one year	**5,338**	10,316
In the second to fifth year inclusive	**2,218**	3,733
	7,556	14,049

The Group as lessee

	2003	2002
	HK$'000	HK$'000
Minimum lease payments under operating leases recognised in the profit and loss account for the year	**10,586**	9,396

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	2003	2002
	HK$'000	HK$'000
Within one year	**5,428**	6,422
In the second to fifth year inclusive	**2,369**	2,160
	7,797	8,582

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At the balance sheet date, the Company had no commitments under non-cancellable operating leases (2002: Nil).

38. Contingent liabilities

At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

	The Group		The Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees given for banking and other facilities made available to subsidiaries	**–**	–	**165,430**	158,822
Other guarantees issued for subsidiaries	**–**	–	**138,909**	3,120
	–	–	**304,339**	161,942

39. Pledge of assets

At the balance sheet date, certain of the Group's land and buildings of approximately HK$173,494,000 (2002: HK$178,169,000), investment properties of approximately HK$87,783,000 (2002: HK$87,783,000) and properties held for sale of approximately HK$60,963,000 (2002: HK$84,000,000), inventories stated at lower of cost or net realisable value amounting HK$4,663,000 (2002: HK$Nil) and all assets of a subsidiary of HK$15,095,000 (2002: HK$12,617,000) have been pledged to secure facilities granted by banks and a supplier to the Group.

40. Share option schemes

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

40. Share option schemes *(continued)*

1991 Scheme *(continued)*

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

40. Share option schemes *(continued)*

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

40. Share option schemes *(continued)*

2002 Scheme *(continued)*

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

At December 31, 2003, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 91,247,671, 175,092,363 and 129,117,007 (2002: 47,984,001, 61,331,127 and 46,795,481 respectively, before adjustments for bonus issue and right issue), representing 4.1%, 7.9% and 5.8% (2002: 6.2%, 7.9% and 6.0% respectively) of the issued share capital of the Company at that date respectively.

40. Share option schemes *(continued)*

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

Scheme type	Date of grant	Outstanding at January 1, 2003		Lapsed during the period	Outstanding at June 30, 2003	
		Before adjustment	After adjustment(b)		Before adjustment	After adjustment(c)
1991	July 28, 1997	15,951,594	17,546,751	17,546,751 (g)	–	–
1991	January 19, 1998	4,305,815	4,736,391	18,151	4,718,240	12,267,415
1991	June 10, 1998	550,055	605,060	–	605,060	1,573,156
1991	December 21, 1999	8,150,137	8,965,145	27,831	8,937,314	23,237,007
1991	February 11, 2000	4,031,901	4,435,088	–	4,435,088	11,531,229
1991	September 8, 2000	1,650,165	1,815,182	–	1,815,182	4,719,470
1991	January 18, 2001	143,014	157,315	–	157,315	409,019
1991	May 28, 2001	13,201,320	14,521,452	–	14,521,452	37,755,775
2001	August 10, 2001	58,305,830	64,136,411	–	64,136,411	166,754,668
2001	August 29, 2001	2,475,242	2,722,759	–	2,722,759	7,079,170
2001	November 23, 2001	550,055	605,060	–	605,060	1,573,156
2002	June 4, 2002	29,867,981	32,854,769	–	32,854,769	85,422,395
2002	September 24, 2002	16,928,000	18,620,800	–	18,620,800	48,414,080
Grand Total:		156,111,109	171,722,183	17,592,733	154,129,450	400,736,540

Lapsed during the period	Outstanding at December 31, 2003	Exercisable period	Exercise price		
			Before adjustment HK$	After adjustment(b) HK$	After adjustment(c) HK$
–	–	August 28, 1997 – September 10, 2003	1.5858	1.4416	0.8855
141,577	12,125,838	February 19, 1998 – March 12, 2004	0.6546	0.5951	0.3655
–	1,573,156	July 24, 1998 – July 23, 2004	0.3132	0.2847	0.1749
103,823	23,133,184	February 1, 2000 – March 21, 2006	0.4165	0.3786	0.2326
–	11,531,229	March 18, 2000 – March 21, 2006	0.9711	0.8828	0.5422
–	4,719,470	November 5, 2000 – November 4, 2006	0.4204	0.3822	0.2347
–	409,019	March 6, 2001 – March 14, 2007	0.2975	0.2705	0.1661
–	37,755,775	June 29, 2001 – June 29, 2007	0.2975	0.2705	0.1661
–	166,754,668	September 14, 2001 – September 18, 2007	0.2975	0.2705	0.1661
314,631	6,764,539	September 30, 2001 – September 30, 2007	0.2975	0.2705	0.1661
–	1,573,156	December 23, 2001 – December 22, 2007	0.2975	0.2705	0.1661
4,719,468	80,702,927	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
–	48,414,080	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
5,279,499	395,457,041				

40. Share option schemes *(continued)*

Scheme type	Date of grant	Outstanding at January 1, 2002		Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002	
		Before adjustment	After adjustment(d)			Before adjustment	After adjustment(e)
1991	May 13, 1996	11,318,400	5,659,200	–	5,659,200	–	–
1991	July 28, 1997	30,000,000	15,000,000	–	500,000	14,500,000	15,951,594
1991	January 19, 1998	8,314,000	4,157,000	–	223,000	3,934,000	4,327,817
1991	June 10, 1998	1,000,000	500,000	–	–	500,000	550,055
1991	December 21, 1999	15,348,000	7,674,000	–	252,500	7,421,500	8,164,437
1991	February 11, 2000	8,330,000	4,165,000	–	500,000	3,665,000	4,031,901
1991	September 8, 2000	3,000,000	1,500,000	–	–	1,500,000	1,650,165
1991	January 18, 2001	460,000	230,000	–	100,000	130,000	143,014
1991	May 28, 2001	24,000,000	12,000,000	–	–	12,000,000	13,201,320
2001	August 10, 2001	106,000,000	53,000,000	–	–	53,000,000	58,305,830
2001	August 29, 2001	4,700,000	2,350,000	–	100,000	2,250,000	2,475,242
2001	November 23, 2001	1,000,000	500,000	–	–	500,000	550,055
2002	June 4, 2002	–	–	27,150,000	–	27,150,000	29,867,981
2002	September 24, 2002	–	–	–	–	–	–
Grand Total:		213,470,400	106,735,200	27,150,000	7,334,700	126,550,500	139,219,411

Granted on September 24, 2002	Reallocation during the period	Lapsed during the period	Outstanding at December 31, 2002	Exercisable period	Exercise price		
					Before adjustment HK$	After adjustment(d) HK$	After adjustment(e) HK$
–	–	–	–	June 13, 1996 – June 30, 2002	0.9460	3.0963	–
–	–	–	15,951,594	August 28, 1997 – September 10, 2003	0.5330	1.7445	1.5858
–	–	22,002	4,305,815	February 19, 1998 – March 12, 2004	0.2200	0.7201	0.6546
–	–	–	550,055	July 24, 1998 – July 23, 2004	0.1053	0.3446	0.3132
–	–	14,300	8,150,137	February 1, 2000 – March 21, 2006	0.1400	0.4582	0.4165
–	–	–	4,031,901	March 18, 2000 – March 21, 2006	0.3264	1.0683	0.9711
–	–	–	1,650,165	November 5, 2000 – November 4, 2006	0.1413	0.4625	0.4204
–	–	–	143,014	March 6, 2001 – March 14, 2007	0.1000	0.3273	0.2975
–	–	–	13,201,320	June 29, 2001 – June 29, 2007	0.1000	0.3273	0.2975
–	–	–	58,305,830	September 14, 2001 – September 18, 2007	0.1000	0.3273	0.2975
–	–	–	2,475,242	September 30, 2001 – September 30, 2007	0.1000	0.3273	0.2975
–	–	–	550,055	December 23, 2001 – December 22, 2007	0.1000	0.3273	0.2975
–	–	–	29,867,981	June 4, 2002 – June 3, 2008	–	0.1584	0.1440
16,928,000	–	–	16,928,000	September 24, 2002 – September 23, 2008	–	–	0.1000
16,928,000	–	36,302	156,111,109				

40. Share option schemes *(continued)*

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at January 1, 2003		Lapsed during the period	Outstanding at June 30, 2003	
		Before adjustment	After adjustment(b)		Before adjustment	After adjustment(c)
1991	July 28, 1997	14,851,484 (a)	16,336,630 (a)	16,336,630 (g)	–	–
1991	January 19, 1998	3,355,335 (a)	3,690,867 (a)	–	3,690,867 (a)	9,596,253 (a)
1991	June 10, 1998	550,055	605,060	–	605,060	1,573,156
1991	December 21, 1999	7,425,741 (a)	8,168,313 (a)	–	8,168,313 (a)	21,237,613 (a)
1991	February 11, 2000	3,850,384	4,235,421	–	4,235,421	11,012,093
1991	January 18, 2001	143,014	157,315	–	157,315	409,019
1991	May 28, 2001	2,200,220	2,420,242	–	2,420,242	6,292,629
2001	August 10, 2001	39,053,905	42,959,294	–	42,959,294	111,694,164
2001	August 29, 2001	550,054 (a)	605,058 (a)	–	605,058 (a)	1,573,150 (a)
2002	June 4, 2002	4,840,484	5,324,531	–	5,324,531	13,843,779
2002	September 24, 2002	9,180,000	10,098,000	–	10,098,000	26,254,800
Grand Total:		86,000,676	94,600,731	16,336,630	78,264,101	203,486,656

Outstanding at December 31, 2003	Exercisable period	Exercise price		
		Before adjustment HK$	After adjustment(b) HK$	After adjustment(c) HK$
–	August 28, 1997 – August 30, 2003	1.5858	1.4416	0.8855
9,596,253 (a)	February 19, 1998 – February 21, 2004	0.6546	0.5951	0.3655
1,573,156	July 24, 1998 – July 23, 2004	0.3132	0.2847	0.1749
21,237,613	February 6, 2000 – February 10, 2006	0.4165	0.3786	0.2326
11,012,093 (a)	March 18, 2000 –March 21, 2006	0.9711	0.8828	0.5422
409,019	March 6, 2001 – March 5, 2007	0.2975	0.2705	0.1661
6,292,629	June 29, 2001 – June 29, 2007	0.2975	0.2705	0.1661
111,694,164	September 14, 2001 – September 18, 2007	0.2975	0.2705	0.1661
1,573,150 (a)	September 30, 2001 – September 29, 2007	0.2975	0.2705	0.1661
13,843,779	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
26,254,800	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
203,486,656				

40. Share option schemes *(continued)*

Scheme type	Date of grant	Outstanding at January 1, 2002		Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002	
		Before adjustment	After adjustment(d)			Before adjustment	After adjustment(e)
1991	May 13, 1996	6,120,000	3,060,000	–	3,060,000	–	–
1991	July 28, 1997	27,000,000 (a)	13,500,000 (a)	–	–	13,500,000 (a)	14,851,484 (a)
1991	January 19, 1998	6,100,000 (a)	3,050,000 (a)	–	–	3,050,000 (a)	3,355,335 (a)
1991	June 10, 1998	1,000,000	500,000	–	–	500,000	550,055
1991	December 21, 1999	13,500,000 (a)	6,750,000 (a)	–	–	6,750,000 (a)	7,425,741 (a)
1991	February 11, 2000	7,000,000	3,500,000	–	–	3,500,000	3,850,384
1991	January 18, 2001	260,000	130,000	–	–	130,000	143,014
1991	May 28, 2001	24,000,000	12,000,000	–	–	12,000,000	13,201,320
2001	August 10, 2001	106,000,000	53,000,000	–	–	53,000,000	58,305,830
2001	August 29, 2001	1,000,000 (a)	500,000 (a)	–	–	500,000 (a)	550,054 (a)
2002	June 4, 2002	–	–	4,400,000	–	4,400,000	4,840,484
2002	September 24, 2002	–	–	–	–	–	–
Grand Total:		191,980,000	95,990,000	4,400,000	3,060,000	97,330,000	107,073,701

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included. Mr. Richard Man Fai LEE is a director of the Company.

(b) The number of share options granted under 1991, 2001 and 2002 Schemes and their respective subscription price have been adjusted for the bonus issue taken place in May 2003.

(c) The number of share options granted under 1991, 2001 and 2002 Schemes and their respective subscription price have been adjusted for the rights issue with the bonus share issue taken place in September 2003.

(d) The number of share options granted under 1991 and 2001 Schemes and their respective subscription prices have been adjusted for the capital reorganisation and the rights issue with the bonus share issue taken place in March and April 2002 respectively.

Granted on September 24, 2002	Reallocation during the period	Lapsed during the period	Outstanding at December 31, 2002	Exercisable period	Exercise price		
					Before adjustment HK$	After adjustment(d) HK$	After adjustment(e) HK$
–	–	–	–	June 13, 1996 – June 16, 2002	0.9460	3.0963	–
–	–	–	14,851,484 (a)	August 28, 1997 – August 30, 2003	0.5330	1.7445	1.5858
–	–	–	3,355,335 (a)	February 19, 1998 – February 21, 2004	0.2200	0.7201	0.6546
–	–	–	550,055	July 24, 1998 – July 23, 2004	0.1053	0.3446	0.3132
–	–	–	7,425,741 (a)	February 6, 2000 – February 10, 2006	0.1400	0.4582	0.4165
–	–	–	3,850,384	March 18, 2000 – March 21, 2006	0.3264	1.0683	0.9711
–	–	–	143,014	March 6, 2001 – March 5, 2007	0.1000	0.3273	0.2975
–	(11,001,100) (f)	–	2,200,220	June 29, 2001 – June 29, 2007	0.1000	0.3273	0.2975
–	(19,251,925) (f)	–	39,053,905	September 14, 2001 – September 18, 2007	0.1000	0.3273	0.2975
–	–	–	550,054 (a)	September 30, 2001 – September 29, 2007	0.1000	0.3273	0.2975
–	–	–	4,840,484	June 4, 2002 – June 3, 2008	–	0.1584	0.1440
16,928,000	(7,748,000) (f)	–	9,180,000	September 24, 2002 – September 23, 2008	–	–	0.1000
16,928,000	(38,001,025)	–	86,000,676				

(e) The number of share options granted under 1991, 2002 and 2003 Schemes and their respective subscription prices have been adjusted for the capital reorganisation and the bonus share issue taken place in September 2002.

(f) Mr. Barry John BUTIFANT was an executive director of the Company and resigned on November 7, 2002. the share options granted to him before his resignation were therefore reallocated to Share Options granted to "Continuous contract employees".

(g) The share options expired before the rights issues taken place in September 2003.

In 2003, no consideration was received during the year from employees (including Directors) for taking up the options granted (2002: HK$37).

No charge is recognised in the profit and loss account in respect of the value of options granted in 2002 and 2003.



41. Principal subsidiaries

Particulars of the Company's principal subsidiaries at December 31, 2003 are as follows:

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries				
Auto Italia Limited	Hong Kong	86.0	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Trading brand holding
Cliven Pte Ltd	Singapore	100.0	10 ordinary shares of S$1each	Investment holding
Corich Enterprises Inc.	British Virgin Islands	100.0	100 shares of US$1 each	Investment holding
East Wood Offshore Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1	Property investment
Eight Wonders Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1	Property investment

41. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Elbright Limited	Hong Kong	100.0	2 shares of HK$1 each	Property leasing agent
Ever Rising Investments Limited	Hong Kong	100.0	2 shares of HK$1 each	Property investment
Flying Colours Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Full Moon Overseas Limited	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Haverest Moon Holdings Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Italian Motors (Sales & Service) Limited	Hong Kong	86.0	60,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Jacobean Co. Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Locomotion Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment

41. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Macau Wo Kee Hong Import & Export Limited	Macau	100.0	MOP10,000	Trading of audio-visual equipment, air-conditioning and refrigeration products and providing repairs and maintenance services for air-conditioning equipment and electronic appliances
Maiden Pink Limited	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Martview Limited	Hong Kong	100.0	2 shares of HK$1 each	Property holding
Mega Warehouse Company Limited	Hong Kong	100.0	2 shares of HK$1 each	Trading brand holding
Mega Warehouse (Hong Kong) Limited	Hong Kong	100.0	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100.0	2 non voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding

41. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Midtown Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Most Advance International Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
New Castle Development Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Number One Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Rising Sun Development Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Riverlily Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding



41. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Sincere Overseas Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Skyline Trading Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Stoneycroft Estates Limited	Hong Kong	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment
Technorient Limited	Hong Kong	86.0	261,687 shares of HK$100 each	Investment holding
Waterfront Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	4,500,000 ordinary shares of S$1each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn. Bhd.	Malaysia	100.0	1,000,000 ordinary shares of M$1 each	Distribution of audio-visual equipment

41. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
Wo Kee Hong Finance Limited	Hong Kong	100.0	2 shares of HK$1 each	Finance and money lending
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic appliances
Wo Kee Hong Professional Air Conditioning Pte Ltd	Singapore	93.5	5,000,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn. Bhd. (formerly known as Wo Kee Hong Professional Air Conditioning Sdn. Bhd.)	Malaysia	100.0	4,200,000 ordinary shares of M$1 each	Distribution and installation of air-conditioning products
Wo Kee Joyful Limited	Hong Kong	100.0	2,000,000 shares HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services

41. Principal subsidiaries *(continued)*

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries *(continued)*				
東莞市先和亞太電器有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB1,000,000	Distribution of air-conditioning, electrical and electronic products
東莞市先和制冷設備有限公司 (limited liability company)	PRC	100.0	Registered and fully paid capital of RMB500,000	Sales and production of air-conditioning electrical and electronic products and parts, and provision of repairs and maintenance services of air-conditioning, electrical and electronic products
東莞長興制冷設備有限公司 (joint venture (HK capital))	PRC	92.0	Registered capital of HK$30,000,000 paid-up capital of HK$14,800,000	Production and sales of heat exchanger

None of the subsidiaries had issued any debt securities at the end of the year.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

42. Associate

Particulars of the Group's associate at December 31, 2003 are as follows:-

Name of associate	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Jin Ling Electrical Company Limited	PRC	50.0	Registered and fully paid capital of RMB263,500,000	Manufacturing and trading of washing machines



(A) Investment properties

Address	Existing use	Category of lease	Percentage held by the Group
Units B1 & B2 on G/F., Units B & C on 2/F., Unit B on 3/F., Units A-H on 11/F., Units A-B on 12/F., Units A-G on 13/F., Units A-H on 14/F., Units A-H on 15/F., Units A-H on 16/F and carparks, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories (K.C.T.L. No. 366 under New Grant No. 5578.)	Industrial/ warehouse	Medium-term lease	100%
A piece of land with an area of approximately 47,046m2 at Ji Ling Village, Lin Ping Management Area, Dai Ling Shan, Dongguan, Guangdong Province, the PRC	Industrial/ commercial	Medium-term lease	100%
Units A, B and C on level 24, New Times Plaza, No. 42 Wenwu Lu, Xinhua Da Dao, Qing Yang District, Chengdu, the PRC	Commercial	Medium-term lease	100%



(A) Investment properties *(continued)*

Address	Existing use	Category of lease	Percentage held by the Group
Unit G, on level 26, Guomao Plaza, No. 71 Wusi Lu, Gulou District, Fuzhou Shi, Fujian Province, the PRC	Commercial	Medium-term lease	100%

(B) Properties held for sale

Address	Existing use	Category of lease	Percentage held by the Group
Units 01, 04, 05 and 08 on 23/24th Floor, Units 02, 03 and 07 on 23rd Floor, Units 01, 03, 06 and 08 on 27/28th Floor, Units 02 and 07 on 27th Floor, and Units 02 and 07 on 28th Floor, Golden Bridge Mansion, No. 2077 Yan'an Road West, Hongqiao District, Shanghai, the PRC	Commercial/ residential	Medium-term lease	100%
Units 1905-1912, 1915-1918 on Level 19, Bright China Chang An Building, No. 7 Jian Guo Men Nei Avenue, Dongcheng District, Beijing, the PRC	Commercial/ residential	Medium-term lease	100%
Level 11, New Shanghai Convention Plaza, No. 77 Futexiyi Road, Waigaoqiao Free Trade Zone, Pudong New Area, Shanghai, the PRC	Commercial	Medium-term lease	100%

The following table discloses movement in the Company's share options during the year:

Eligible person	Scheme type	Date of grant	Outstanding at January 1, 2003		Lapsed during the period
			Before adjustment	After adjustment(b)	
Mr. Wing Sum LEE	1991	July 28, 1997	6,875,687	7,563,255	7,563,255(d)
(Director)	1991	January 19, 1998	1,650,165	1,815,181	–
	1991	December 21, 1999	3,575,357	3,932,892	–
	1991	February 11, 2000	1,650,165	1,815,181	–
	2001	August 10, 2001	19,251,925	21,177,117	–
	2002	September 24, 2002	224,000	246,400	–
			33,227,299	36,550,026	7,563,255
Mr. Richard Man Fai LEE	1991	July 28, 1997	7,425,742(a)	8,168,315(a)	8,168,315(a)(d)
(Director)	1991	January 19, 1998	1,705,170(a)	1,875,686(a)	–
	1991	June 10, 1998	550,055	605,060	–
	1991	December 21, 1999	3,685,368(a)	4,053,904(a)	–
	1991	February 11, 2000	1,925,192	2,117,711	–
	1991	May 28, 2001	2,200,220	2,420,242	–
	2001	August 10, 2001	19,251,925	21,177,117	–
	2001	August 29, 2001	275,027(a)	302,529(a)	–
	2002	September 24, 2002	7,748,000	8,522,800	–
			44,766,699	49,243,364	8,168,315
Mr. Jeff Man Bun LEE	2002	June 4, 2002	1,100,110	1,210,121	–
(Director)	2002	September 24, 2002	500,000	550,000	–
			1,600,110	1,760,121	–
Ms. Kam Har YUE (Director)	2001	August 29, 2001	275,027	302,529	–
Mr. Sammy Chi Chung SUEN	1991	July 28, 1997	550,055	605,060	605,060(d)
(Director)	1991	December 21, 1999	165,016	181,517	–
	1991	February 11, 2000	275,027	302,529	–
	1991	January 18, 2001	143,014	157,315	–
	2001	August 10, 2001	550,055	605,060	–
	2002	June 4, 2002	2,200,220	2,420,242	–
	2002	September 24, 2002	700,000	770,000	–
			4,583,387	5,041,723	605,060

Outstanding at June 30, 2003		Lapsed during the period	Outstanding at December 31, 2003	Exercisable period	Exercise price		
Before adjustment	After adjustment(c)				Before adjustment HK$	After adjustment(b) HK$	After adjustment(c) HK$
–	–	–	–	August 31, 1997 – August 30, 2003	1.5858	1.4416	0.8854
1,815,181	4,719,470	–	4,719,470	February 22, 1998 – February 21, 2004	0.6546	0.5951	0.3655
3,932,892	10,225,519	–	10,225,519	February 11, 2000 – February 10, 2006	0.4165	0.3786	0.2325
1,815,181	4,719,470	–	4,719,470	March 21, 2000 – March 20, 2006	0.9711	0.8828	0.5422
21,177,117	55,060,504	–	55,060,504	September 16, 2001 – September 15, 2007	0.2975	0.2705	0.1661
246,400	640,640	–	640,640	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
28,986,771	75,365,603	–	75,365,603				
–	–	–	–	August 28, 1997 – August 27, 2003	1.5858	1.4416	0.8854
1,875,686(a)	4,876,783(a)	–	4,876,783(a)	February 19, 1998 – February 18, 2004	0.6546	0.5951	0.3655
605,060	1,573,156	–	1,573,156	July 24, 1998 – July 23, 2004	0.3132	0.2847	0.1749
4,053,904(a)	10,540,150(a)	–	10,540,150(a)	February 7, 2000 – February 6, 2006	0.4165	0.3786	0.2325
2,117,711	5,506,048	–	5,506,048	March 18, 2000 – March 17, 2006	0.9711	0.8828	0.5422
2,420,242	6,292,629	–	6,292,629	June 29, 2001 – June 28, 2007	0.2975	0.2705	0.1661
21,177,117	55,060,504	–	55,060,504	September 16, 2001 – September 15, 2007	0.2975	0.2705	0.1661
302,529(a)	786,575(a)	–	786,575(a)	September 30, 2001 – September 29, 2007	0.2975	0.2705	0.1661
8,522,800	22,159,280	–	22,159,280	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
41,075,049	106,795,125	–	106,795,125				
1,210,121	3,146,314	–	3,146,314	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
550,000	1,430,000	–	1,430,000	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
1,760,121	4,576,314	–	4,576,314				
302,529	786,575	–	786,575	September 30, 2001 – September 29, 2007	0.2975	0.2705	0.1661
–	–	–	–	August 31, 1997 – August 30, 2003	1.5858	1.4416	0.8854
181,517	471,944	–	471,944	February 6, 2000 – February 5, 2006	0.4165	0.3786	0.2325
302,529	786,575	–	786,575	March 22, 2000 – March 21, 2006	0.9711	0.8828	0.5422
157,315	409,019	–	409,019	March 6, 2001 – March 5, 2007	0.2975	0.2705	0.1661
605,060	1,573,156	–	1,573,156	September 19, 2001 – September 18, 2007	0.2975	0.2705	0.1661
2,420,242	6,292,629	–	6,292,629	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
770,000	2,002,000	–	2,002,000	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
4,436,663	11,535,323	–	11,535,323				



Eligible person	Scheme type	Date of grant	Outstanding at January 1, 2003 Before adjustment	After adjustment(b)	Lapsed during the period
Mr. Raymond Cho Min LEE	2002	June 4, 2002	770,077	847,084	–
(Director)	2002	September 24, 2002	4,000	4,400	–
			774,077	851,484	–
Mr. Boon Seng TAN	2002	June 4, 2002	770,077	847,084	–
(Director)	2002	September 24, 2002	4,000	4,400	–
			774,077	851,484	–
Continuous contract employees	1991	July 28, 1997	1,100,110	1,210,121	1,210,121(d)
	1991	January 19, 1998	950,480	1,045,524	18,151
	1991	December 21, 1999	724,396	796,832	27,831
	1991	February 11, 2000	181,517	199,668	–
	1991	September 8, 2000	1,650,165	1,815,181	–
	1991	May 28, 2001	11,001,100	12,101,210	–
	2001	August 10, 2001	19,251,925	21,177,117	–
	2001	August 29, 2001	1,925,188	2,117,701	–
	2001	November 23, 2001	550,055	605,060	–
	2002	June 4, 2002	25,027,497	27,530,238	–
	2002	September 24, 2002	7,748,000	8,522,800	–
			70,110,433	77,121,452	1,256,103
			156,111,109	171,722,183	17,592,733

(a) Share options granted to Mr. Richard Man Fai LEE's spouse were included.

(b) The number of share options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the bonus issue taken place in May 2003.

(c) The number of share options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the rights issue with the bonus share issue taken place in September 2003.

(d) The share options expired before the rights issues taken place in September 2003.



Outstanding at June 30, 2003		Lapsed during the period	Outstanding at December 31, 2003	Exercisable period	Exercise price		
Before adjustment	After adjustment(c)				Before adjustment HK$	After adjustment(b) HK$	After adjustment(c) HK$
847,084	2,202,418	–	2,202,418	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
4,400	11,440	–	11,440	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
851,484	2,213,858	–	2,213,858				
847,084	2,202,418	–	2,202,418	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
4,400	11,440	–	11,440	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
851,484	2,213,858	–	2,213,858				
–	–	–	–	August 29, 1997 – September 10, 2003	1.5858	1.4416	0.8854
1,027,373	2,671,162	141,577	2,529,585	February 20, 1998 – March 12, 2004	0.6546	0.5951	0.3655
769,001	1,999,394	103,823	1,895,571	February 1, 2000 – March 21, 2006	0.4165	0.3786	0.2325
199,668	519,136	–	519,136	March 18, 2000 – March 21, 2006	0.9711	0.8828	0.5422
1,815,181	4,719,470	–	4,719,470	November 5, 2000 – November 4, 2006	0.4204	0.3822	0.2347
12,101,210	31,463,146	–	31,463,146	June 30, 2001 – June 29, 2007	0.2975	0.2705	0.1661
21,177,117	55,060,504	–	55,060,504	September 14, 2001 – September 13, 2007	0.2975	0.2705	0.1661
2,117,701	5,506,020	314,631	5,191,389	September 30, 2001 – September 30, 2007	0.2975	0.2705	0.1661
605,060	1,573,156	–	1,573,156	December 23, 2001 – December 22, 2007	0.2975	0.2705	0.1661
27,530,238	71,578,616	4,719,468	66,859,148	June 4, 2002 – June 3, 2008	0.1440	0.1309	0.1000
8,522,800	22,159,280	–	22,159,280	September 24, 2002 – September 23, 2008	0.1000	0.1000	0.1000
75,865,349	197,249,884	5,279,499	191,970,385				
154,129,450	400,736,540	5,279,499	395,457,041				



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Crystal Room, 3/F., Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Friday, May 28, 2004 at 12:00 noon, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions:

1. To receive and consider the audited consolidated accounts and the reports of Directors and auditors of the Company for the year ended December 31, 2003;

2. To re-elect Directors of the Company and to authorise the Board of Directors to fix the remuneration of the Directors;

3. To authorise the Board of Directors to appoint auditors and to fix their remuneration;

4. As special business, to consider and, if thought fit, passing, the following resolutions as ordinary resolutions:

   (A) "**THAT** a general and unconditional mandate be granted to the Directors of the Company to exercise all the power to allot, issue and otherwise dealt with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution."

   (B) "**THAT** a general and unconditional mandate be granted to the Directors of the Company to repurchase securities of the Company on The Stock Exchange of Hong Kong Limited of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant resolution."

(C) "**THAT** subject to the passing of resolutions numbered 4(A) and 4(B), the number of shares to be allotted, issued and otherwise dealt with by the Directors of the Company pursuant to resolution numbered 4(A) be increased by the aggregate amount of share capital of the Company which are to be repurchased by the Company pursuant to the authority granted to the Directors of the Company under resolution number 4(B)."

5. As special business, to consider and, if thought fit, passing the following resolution as a special resolution:

"**THAT** the bye-laws of the Company be amended."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, April 23, 2004

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong.



Notes:–

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A shareholder who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint registered holders of any Share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

3. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting or upon the poll concerned if shareholders so wish. In such event, the instrument appointing the proxy shall be deemed to be revoked.

5. Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

   (a) by the chairman of the meeting; or

   (b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

   (c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

   (d) by a shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

6. A circular containing a detailed Notice of Annual General Meeting will be despatched together with this Annual Report.



附註：

1. 凡有權出席上述大會並於會上投票之股東，均有權委任一名代表出席並代其投票，持有兩股或以上股份之成員可委任多於一位代表於同一會上出席。受委代表毋須為本公司股東。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名於首之股東才可獲有關投票權。

3. 根據印列之指示填妥及正式簽署之代表委任表格，連同相關附有獲正式授權之代表親筆簽署或已經公證之授權書，須於股東週年大會或其續會召開前48小時送達本公司位於香港新界葵涌青山道585至609號和記行大廈A座10樓之主要辦事處，方為有效。

4. 填妥及交回代表委任表格後股東仍可親身出席大會或任何續會並於會上或投票表決時投票。在此情況下，委任代表之文據將被視為已被撤回。

5. 根據本公司之公司細則第70條，於宣佈舉手投票結果之前或之時或撤銷任何其他投票要求時，下列人士可要求就任何於會上提呈投票之決議案以投票方式表決：

   (a) 大會主席；或

   (b) 至少三名親身出席之股東或獲適當授權之公司代表人或當時有權於會上投票之委任代表；或

   (c) 任何一名或多名親身出席之股東或獲適當授權之公司代表人或委任代表，而彼或彼等於全體股東可於有關會議投票之投票權總額中所佔比例不少於十分之一；或

   (d) 一名或多名親身出席之股東或獲適當授權之公司代表人或委任代表，而彼或彼等持有附帶可於有關會議上投票之權利之本公司股份，且當中已繳股款之總額，相等於所有附帶有關之權利之股份中全部已繳股款股份所佔比例不少於十分之一。

6. 一份載有股東週年大會通告詳情之通函將隨本年報一併寄發。

(C) 「**動議**待第4(A)及4(B)項決議案獲通過後，本公司董事根據第4(A)項決議案將予配發、發行及以其他方式處置之股份數目，增加至本公司董事根據第4(B)項決議案所授出授權將予購回之本公司股本總值。」

5. 作為特別事項，考慮及酌情通過以下決議案為特別決議案：

「**動議**修訂本公司之細則。」

承董事會命
和記行(集團)有限公司
公司秘書
吳心瑜

香港，二零零四年四月二十三日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港新界葵涌
青山道585-609號
和記行大廈A座10樓



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

股東週年大會通告

茲通告和記行（集團）有限公司（「本公司」）謹訂於二零零四年五月二十八日（星期五）中午十二時正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東週年大會，以討論及酌情通過下列決議案（不論有否修訂）：

1. 省覽截至二零零三年十二月三十一日止年度之經審核綜合賬目及本公司之董事會與核數師報告；

2. 重選本公司董事及授權董事會釐定董事酬金；

3. 授權董事會委任核數師並授權釐定其酬金；

4. 作為特別事項，考慮及酌情通過以下決議案為普通決議案：

    (A) 「**動議**授予本公司董事一般及無條件授權行使所有權力，以配發、發行及處置本公司之新股份，惟數目不得超過於通過有關決議案當日本公司已發行股本總面值之20%。」

    (B) 「**動議**授予本公司董事一般及無條件授權行使所有權力，於香港聯合交易所有限公司購回本公司之證券，數目最多至通過有關決議案當日本公司已發行股本總面值之10%。」

** 僅供識別*



合資格人士	計劃類別	授出日期	於二零零三年一月一日尚未行使		期內失效
			調整前	調整後(b)	
李卓民先生	二零零二年	二零零二年六月四日	770,077	847,084	–
(董事)	二零零二年	二零零二年九月二十四日	4,000	4,400	–
			774,077	851,484	–
陳文生先生	二零零二年	二零零二年六月四日	770,077	847,084	–
(董事)	二零零二年	二零零二年九月二十四日	4,000	4,400	–
			774,077	851,484	–
持續合約僱員	一九九一年	一九九七年七月二十八日	1,100,110	1,210,121	1,210,121(d)
	一九九一年	一九九八年一月十九日	950,480	1,045,524	18,151
	一九九一年	一九九九年十二月二十一日	724,396	796,832	27,831
	一九九一年	二零零零年二月十一日	181,517	199,668	–
	一九九一年	二零零零年九月八日	1,650,165	1,815,181	–
	一九九一年	二零零一年五月二十八日	11,001,100	12,101,210	–
	二零零一年	二零零一年八月十日	19,251,925	21,177,117	–
	二零零一年	二零零一年八月二十九日	1,925,188	2,117,701	–
	二零零一年	二零零一年十一月二十三日	550,055	605,060	–
	二零零二年	二零零二年六月四日	25,027,497	27,530,238	–
	二零零二年	二零零二年九月二十四日	7,748,000	8,522,800	–
			70,110,433	77,121,452	1,256,103
			156,111,109	171,722,183	17,592,733

(a) 包括授予李文輝先生之配偶之優先認股權。

(b) 根據一九九一年、二零零一年及二零零二年計劃授出之優先認股權數目及該等計劃各自之認購價已就二零零三年五月進行之紅股發行作出調整。

(c) 根據一九九一年、二零零一年及二零零二年計劃授出之優先認股權數目及該等計劃各自之認購價已就二零零三年九月進行之紅股發行作出調整。

(d) 於二零零三年九月紅股發行進行前屆滿之優先認股權。

於二零零三年六月三十日尚未行使		期內失效	於二零零三年十二月三十一日尚未行使	行使期	行使價		
調整前	調整後(c)				調整前 港幣元	調整後(b) 港幣元	調整後(c) 港幣元
847,084	2,202,418	–	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
4,400	11,440	–	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
851,484	2,213,858	–	2,213,858				
847,084	2,202,418	–	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
4,400	11,440	–	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
851,484	2,213,858	–	2,213,858				
–	–	–	–	一九九七年八月二十九日至二零零三年九月十日	1.5858	1.4416	0.8854
1,027,373	2,671,162	141,577	2,529,585	一九九八年二月二十日至二零零四年三月十二日	0.6546	0.5951	0.3655
769,001	1,999,394	103,823	1,895,571	二零零零年二月一日至二零零六年三月二十一日	0.4165	0.3786	0.2325
199,668	519,136	–	519,136	二零零零年三月十八日至二零零六年三月二十一日	0.9711	0.8828	0.5422
1,815,181	4,719,470	–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.4204	0.3822	0.2347
12,101,210	31,463,146	–	31,463,146	二零零一年六月三十日至二零零七年六月二十九日	0.2975	0.2705	0.1661
21,177,117	55,060,504	–	55,060,504	二零零一年九月十四日至二零零七年九月十三日	0.2975	0.2705	0.1661
2,117,701	5,506,020	314,631	5,191,389	二零零一年九月三十日至二零零七年九月三十日	0.2975	0.2705	0.1661
605,060	1,573,156	–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.2975	0.2705	0.1661
27,530,238	71,578,616	4,719,468	66,859,148	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
8,522,800	22,159,280	–	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
75,865,349	197,249,884	5,279,499	191,970,385				
154,129,450	400,736,540	5,279,499	395,457,041				

下表披露本公司之優先認股權於年內之變動情況：

合資格人士	計劃類別	授出日期	於二零零三年一月一日尚未行使 調整前	於二零零三年一月一日尚未行使 調整後(b)	期內失效
李永森先生（董事）	一九九一年	一九九七年七月二十八日	6,875,687	7,563,255	7,563,255(d)
	一九九一年	一九九八年一月十九日	1,650,165	1,815,181	–
	一九九一年	一九九九年十二月二十一日	3,575,357	3,932,892	–
	一九九一年	二零零零年二月十一日	1,650,165	1,815,181	–
	二零零一年	二零零一年八月十日	19,251,925	21,177,117	–
	二零零二年	二零零二年九月二十四日	224,000	246,400	–
			33,227,299	36,550,026	7,563,255
李文輝先生（董事）	一九九一年	一九九七年七月二十八日	7,425,742(a)	8,168,315(a)	8,168,315(a)(d)
	一九九一年	一九九八年一月十九日	1,705,170(a)	1,875,686(a)	–
	一九九一年	一九九八年六月十日	550,055	605,060	–
	一九九一年	一九九九年十二月二十一日	3,685,368(a)	4,053,904(a)	–
	一九九一年	二零零零年二月十一日	1,925,192	2,117,711	–
	一九九一年	二零零一年五月二十八日	2,200,220	2,420,242	–
	二零零一年	二零零一年八月十日	19,251,925	21,177,117	–
	二零零一年	二零零一年八月二十九日	275,027(a)	302,529(a)	–
	二零零二年	二零零二年九月二十四日	7,748,000	8,522,800	–
			44,766,699	49,243,364	8,168,315
李文彬先生（董事）	二零零二年	二零零二年六月四日	1,100,110	1,210,121	–
	二零零二年	二零零二年九月二十四日	500,000	550,000	–
			1,600,110	1,760,121	–
余金霞女士（董事）	二零零一年	二零零一年八月二十九日	275,027	302,529	–
孫志冲先生（董事）	一九九一年	一九九七年七月二十八日	550,055	605,060	605,060(d)
	一九九一年	一九九九年十二月二十一日	165,016	181,517	–
	一九九一年	二零零零年二月十一日	275,027	302,529	–
	一九九一年	二零零一年一月十八日	143,014	157,315	–
	二零零一年	二零零一年八月十日	550,055	605,060	–
	二零零二年	二零零二年六月四日	2,200,220	2,420,242	–
	二零零二年	二零零二年九月二十四日	700,000	770,000	–
			4,583,387	5,041,723	605,060

於二零零三年六月三十日尚未發行 調整前	調整後(c)	期內失效	於二零零三年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	調整後(b) 港幣元	調整後(c) 港幣元
–	–	–	–	一九九七年八月三十一日至二零零三年八月三十日	1.5858	1.4416	0.8854
1,815,181	4,719,470	–	4,719,470	一九九八年二月二十二日至二零零四年二月二十一日	0.6546	0.5951	0.3655
3,932,892	10,225,519	–	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.4165	0.3786	0.2325
1,815,181	4,719,470	–	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.9711	0.8828	0.5422
21,177,117	55,060,504	–	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.2975	0.2705	0.1661
246,400	640,640	–	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
28,986,771	75,365,603	–	75,365,603				
–	–	–	–	一九九七年八月二十八日至二零零三年八月二十七日	1.5858	1.4416	0.8854
1,875,686(a)	4,876,783(a)	–	4,876,783(a)	一九九八年二月十九日至二零零四年二月十八日	0.6546	0.5951	0.3655
605,060	1,573,156	–	1,573,156	一九九八年七月二十四日至二零零四年七月二十三日	0.3132	0.2847	0.1749
4,053,904(a)	10,540,150(a)	–	10,540,150(a)	二零零零年二月七日至二零零六年二月六日	0.4165	0.3786	0.2325
2,117,711	5,506,048	–	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.9711	0.8828	0.5422
2,420,242	6,292,629	–	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.2975	0.2705	0.1661
21,177,117	55,060,504	–	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.2975	0.2705	0.1661
302,529(a)	786,575(a)	–	786,575(a)	二零零一年九月三十日至二零零七年九月二十九日	0.2975	0.2705	0.1661
8,522,800	22,159,280	–	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
41,075,049	106,795,125	–	106,795,125				
1,210,121	3,146,314	–	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
550,000	1,430,000	–	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
1,760,121	4,576,314	–	4,576,314				
302,529	786,575	–	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.2975	0.2705	0.1661
–	–	–	–	一九九七年八月三十一日至二零零三年八月三十日	1.5858	1.4416	0.8854
181,517	471,944	–	471,944	二零零零年二月六日至二零零六年二月五日	0.4165	0.3786	0.2325
302,529	786,575	–	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.9711	0.8828	0.5422
157,315	409,019	–	409,019	二零零一年三月六日至二零零七年三月五日	0.2975	0.2705	0.1661
605,060	1,573,156	–	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.2975	0.2705	0.1661
2,420,242	6,292,629	–	6,292,629	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
770,000	2,002,000	–	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
4,436,663	11,535,323	–	11,535,323				

(甲)投資物業*(續)*

地點	現有用途	契約類別	集團持有百分比
中國福建省福州市鼓樓區 五四路71號 國貿廣場26樓G單位	商業	中期	100%

(乙)持作出售物業

地點	現有用途	契約類別	集團持有百分比
中國上海虹橋區 延安西路第2077號 金橋大廈 23/24字樓01、04、05及08單位、 23字樓02、03及07單位、 27/28字樓01、03、06及08單位、 27字樓02及07單位及 28字樓02及07單位	商住	中期	100%
中國北京東城區 建國門內大街7號 光華長安大廈第19層 1905至1912及 1915至1918單位	商住	中期	100%
中國上海浦東新區 外高橋保稅區 富特西一路77號 新上海會展廣場 11字樓	商業	中期	100%




（甲）投資物業

地點	現有用途	契約類別	集團持有百分比
新界葵涌青山道 585-609號和記行大廈 地下B1及B2單位、 2字樓B及C單位、 3字樓B單位、 11字樓A-H單位、 12字樓A-B單位、 13字樓A-G單位、 14字樓A-H單位、 15字樓A-H單位、 16字樓A-H單位及車位 （葵涌市地段366號承批 於新批地契5578號）	工業／貨倉	中期	100%
中國廣東省東莞市 大岭山鎮連平管理區 計岭村一幅面積 約47,046平方米土地	工商	中期	100%
中國四川省成都市 新華大道文武路42號 新時代廣場 24樓A，B及C單位	商業	中期	100%

42. 聯營公司

於二零零三年十二月三十一日，聯營公司詳情如下：

聯營公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
金羚電器有限公司	中國	50.0	註冊及已繳足資本人民幣263,500,000元	製造及買賣洗衣機



41. 主要附屬公司 *(續)*

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊資本	主要業務
間接附屬公司 *(續)*				
東莞市先和亞太電器有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣1,000,000元	經銷空調、電器及電子產品
東莞市先和制冷設備有限公司（有限責任公司）	中國	100.0	註冊及已繳足資本人民幣500,000元	銷售及生產空調電器及電子產品及零件、以及提供空調電器及電子產品之維修及保養服務
東莞長興制冷設備有限公司（合資經營（港資））	中國	92.0	註冊資本港幣30,000,000元已繳股本港幣14,800,000元	生產和銷售熱交換器

附屬公司概無於年內發行任何債務證券。

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會非常冗長。

41. 主要附屬公司(續)

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司(續)				
和記電業財務有限公司	香港	100.0	每股面值港幣1元之股份2股	財務及借貸
和記電業有限公司	香港	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd	新加坡	93.5	每股面值1新加坡元之股份5,000,000股	經銷空調產品
Wo Kee Hong Trading Sdn. Bhd. (前稱Wo Kee Hong Professional Air Conditioning Sdn. Bhd.)	馬來西亞	100.0	每股面值馬幣1元之普通股份4,200,000股	經銷及裝置空調產品
Wo Kee Joyful Limited	香港	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務

41. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司（續）				
Sincere Overseas Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Skyline Trading Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Stoneycroft Estates Limited	香港	100.0	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資
勵安有限公司	香港	86.0	每股面值港幣100元之股份261,687股	投資控股
Waterfront Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股份4,500,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份1,000,000股	經銷影音設備

41. 主要附屬公司（續）

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司（續）				
Midtown Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Most Advance International Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
New Castle Development Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Number One Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Rising Sun Development Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Riverlily Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Rogers International Limited	巴哈馬	100.0	每股面值1美元之股份2股	貿易品牌控股
信和工程有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股



41. 主要附屬公司 *(續)*

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司 *(續)*				
澳門和記行有限公司	澳門	100.0	葡幣10,000元	買賣影音設備、空調及冷凍產品及提供空調設備及電子用品維修保養服務
Maiden Pink Limited	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
新華景有限公司	香港	100.0	每股面值港幣1元之股份2股	物業控股
買家倉有限公司	香港	100.0	每股面值港幣1元之股份2股	貿易品牌控股
買家倉(香港)有限公司	香港	100.0	每股面值港幣1元之股份1,000,000股	經營貨倉
和記電業(環球)有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股

41. 主要附屬公司 *(續)*

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司 *(續)*				
愛輝有限公司	香港	100.0	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100.0	每股面值港幣1元之股份2股	物業投資
Flying Colours Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Full Moon Overseas Limited	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Haverest Moon Holdings Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
勵駿汽車有限公司	香港	86.0	每股面值港幣10元之股份60,000股	買賣汽車及相關配件及提供汽車維修服務
Jacobean Co. Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Locomotion Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資

41. 主要附屬公司

本公司主要附屬公司於二零零三年十二月三十一日之詳情如下：

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
快意汽車有限公司	香港	86.0	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
Bodyworld International (B.V.I.) Ltd	英屬處女群島	100.0	每股面值1美元之股份1股	貿易品牌控股
Cliven Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股10股	投資控股
Corich Enterprises Inc.	英屬處女群島	100.0	每股面值1美元之股份100股	投資控股
East Wood Offshore Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Eight Wonders Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資

40. 認股權計劃（續）



計劃類別	授出日期	二零零二年一月一日尚未行使		於二零零二年六月四日授出	於期內失效	於二零零二年六月三十日尚未行使	
		調整前	調整後(d)			調整前	調整後(e)
一九九一年	一九九六年五月十三日	6,120,000	3,060,000	–	3,060,000	–	–
一九九一年	一九九七年七月二十八日	27,000,000 (a)	13,500,000 (a)	–	–	13,500,000 (a)	14,851,484 (a)
一九九一年	一九九八年一月十九日	6,100,000 (a)	3,050,000 (a)	–	–	3,050,000 (a)	3,355,335 (a)
一九九一年	一九九八年六月十日	1,000,000	500,000	–	–	500,000	550,055
一九九一年	一九九九年十二月二十一日	13,500,000 (a)	6,750,000 (a)	–	–	6,750,000 (a)	7,425,741 (a)
一九九一年	二零零零年二月十一日	7,000,000	3,500,000	–	–	3,500,000	3,850,384
一九九一年	二零零一年一月十八日	260,000	130,000	–	–	130,000	143,014
一九九一年	二零零一年五月二十八日	24,000,000	12,000,000	–	–	12,000,000	13,201,320
二零零一年	二零零一年八月十日	106,000,000	53,000,000	–	–	53,000,000	58,305,830
二零零一年	二零零一年八月二十九日	1,000,000 (a)	500,000 (a)	–	–	500,000 (a)	550,054 (a)
二零零二年	二零零二年六月四日	–	–	4,400,000	–	4,400,000	4,840,484
二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
總計：		191,980,000	95,990,000	4,400,000	3,060,000	97,330,000	107,073,701

(a) 包括授予李文輝先生配偶之優先認股權。李文輝先生乃本公司之董事。

(b) 根據一九九一年、二零零一年及二零零二年計劃授出之優先認股權數目以及該等計劃各自之認購價已就於二零零三年五月進行之紅股發行作出調整。

(c) 根據一九九一年、二零零一年及二零零二年計劃授出之優先認股權數目以及該等計劃各自之認購價已就於二零零三年九月進行供股連同發行和記行紅股股份作出調整。

(d) 根據一九九一年及二零零一年計劃授出之優先認股股權數目及該等計劃各自之認購價已就分別於二零零二年三月及四月進行股本重組及供股作出調整。

二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價		
					調整前 港幣元	調整後(d) 港幣元	調整後(e) 港幣元
–	–	–	–	一九九六年六月十三日至二零零二年六月十六日	0.9460	3.0963	–
–	–	–	14,851,484 (a)	一九九七年八月二十八日至二零零三年八月三十日	0.5330	1.7445	1.5858
–	–	–	3,355,335 (a)	一九九八年二月十九日至二零零四年二月二十一日	0.2200	0.7201	0.6546
–	–	–	550,055	一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446	0.3132
–	–	–	7,425,741 (a)	二零零零年二月六日至二零零六年二月十日	0.1400	0.4582	0.4165
–	–	–	3,850,384	二零零零年三月十八日至二零零六年三月二十一日	0.3264	1.0683	0.9711
–	–	–	143,014	二零零一年三月六日至二零零七年三月五日	0.1000	0.3273	0.2975
–	(11,001,100) (f)	–	2,200,220	二零零一年六月二十九日至二零零七年六月二十九日	0.1000	0.3273	0.2975
–	(19,251,925) (f)	–	39,053,905	二零零一年九月十四日至二零零七年九月十八日	0.1000	0.3273	0.2975
–	–	–	550,054 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.1000	0.3273	0.2975
–	–	–	4,840,484	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
16,928,000	(7,748,000) (f)	–	9,180,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
16,928,000	(38,001,025)	–	86,000,676				

(e) 根據一九九一年、二零零二年及二零零三年計劃授出之購股權數量以及該等計劃各自之認購價已就於二零零二年九月進行股本重組及紅股股份發行作出調整。

(f) Barry John BUITIFANT先生曾為本公司之執行董事並於二零零二年十一月七日辭任。於其辭任前向其授出之優先認股權因而重新分配至授予「持續合約僱員」之優先認股權。

(g) 優先認股權於二零零三年九月進行之供股前屆滿。

於二零零三年，於年內概無因僱員(包括董事)接納優先認股權而收取之總代價(二零零二年：港幣37元)。

於二零零二年及二零零三年並無就所授出優先認股權之價在損益表內確認為支出。

40. 認股權計劃（續）

由董事時有之優先認股權（已包含於上表）之詳情如下：

計劃類別	授出日期	於二零零三年一月一日尚未行使		期內失效	於二零零三年六月三十日尚未行使	
		調整前	調整後(b)		調整前	調整後(c)
一九九一年	一九九七年七月二十八日	14,851,484 (a)	16,336,630 (a)	16,336,630 (g)	–	–
一九九一年	一九九八年一月十九日	3,355,335 (a)	3,690,867 (a)	–	3,690,867 (a)	9,596,253 (a)
一九九一年	一九九八年六月十日	550,055	605,060	–	605,060	1,573,156
一九九一年	一九九九年十二月二十一日	7,425,741 (a)	8,168,313 (a)	–	8,168,313 (a)	21,237,613 (a)
一九九一年	二零零零年二月十一日	3,850,384	4,235,421	–	4,235,421	11,012,093
一九九一年	二零零一年一月十八日	143,014	157,315	–	157,315	409,019
一九九一年	二零零一年五月二十八日	2,200,220	2,420,242	–	2,420,242	6,292,629
二零零一年	二零零一年八月十日	39,053,905	42,959,294	–	42,959,294	111,694,164
二零零一年	二零零一年八月二十九日	550,054 (a)	605,058 (a)	–	605,058 (a)	1,573,150 (a)
二零零二年	二零零二年六月四日	4,840,484	5,324,531	–	5,324,531	13,843,779
二零零二年	二零零二年九月二十四日	9,180,000	10,098,000	–	10,098,000	26,254,800
總計：		86,000,676	94,600,731	16,336,630	78,264,101	203,486,656

二零零三年十二月三十一日尚未行使	行使期	行使價		
		調整前	調整後(b)	調整後(c)
		港幣元	港幣元	港幣元
–	一九九七年八月二十八日至二零零三年八月三十日	1.5858	1.4416	0.8855
9,596,253 (a)	一九九八年二月十九日至二零零四年二月二十一日	0.6546	0.5951	0.3655
1,573,156	一九九八年七月二十四日至二零零四年七月二十三日	0.3132	0.2847	0.1749
21,237,613	二零零零年二月六日至二零零六年二月十日	0.4165	0.3786	0.2326
11,012,093 (a)	二零零零年三月十八日至二零零六年三月二十一日	0.9711	0.8828	0.5422
409,019	二零零一年三月六日至二零零七年三月五日	0.2975	0.2705	0.1661
6,292,629	二零零一年六月二十九日至二零零七年六月二十九日	0.2975	0.2705	0.1661
111,694,164	二零零一年九月十四日至二零零七年九月十八日	0.2975	0.2705	0.1661
1,573,150 (a)	二零零一年九月三十日至二零零七年九月二十九日	0.2975	0.2705	0.1661
13,843,779	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
26,254,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
203,486,656				

40. 認股權計劃（續）

計劃類別	授出日期	於二零零二年一月一日尚未行使		於二零零二年六月四日授出	於期內失效	於二零零二年六月三十日尚未行使	
		調整前	調整後(d)			調整前	調整後(e)
一九九一年	一九九六年五月十三日	11,318,400	5,659,200	–	5,659,200	–	–
一九九一年	一九九七年七月二十八日	30,000,000	15,000,000	–	500,000	14,500,000	15,951,594
一九九一年	一九九八年一月十九日	8,314,000	4,157,000	–	223,000	3,934,000	4,327,817
一九九一年	一九九八年六月十日	1,000,000	500,000	–	–	500,000	550,055
一九九一年	一九九九年十二月二十一日	15,348,000	7,674,000	–	252,500	7,421,500	8,164,437
一九九一年	二零零零年二月十一日	8,330,000	4,165,000	–	500,000	3,665,000	4,031,901
一九九一年	二零零零年九月八日	3,000,000	1,500,000	–	–	1,500,000	1,650,165
一九九一年	二零零一年一月十八日	460,000	230,000	–	100,000	130,000	143,014
一九九一年	二零零一年五月二十八日	24,000,000	12,000,000	–	–	12,000,000	13,201,320
二零零一年	二零零一年八月十日	106,000,000	53,000,000	–	–	53,000,000	58,305,830
二零零一年	二零零一年八月二十九日	4,700,000	2,350,000	–	100,000	2,250,000	2,475,242
二零零一年	二零零一年十一月二十三日	1,000,000	500,000	–	–	500,000	550,055
二零零二年	二零零二年六月四日	–	–	27,150,000	–	27,150,000	29,867,981
二零零二年	二零零二年九月二十四日	–	–	–	–	–	–
總計：		213,470,400	106,735,200	27,150,000	7,334,700	126,550,500	139,219,411

於二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	行使價 調整後(d) 港幣元	行使價 調整後(e) 港幣元
–	–	–	–	一九九六年六月十三日至二零零二年六月三十日	0.9460	3.0963	–
–	–	–	15,951,594	一九九七年八月二十八日至二零零三年九月十日	0.5330	1.7445	1.5858
–	–	22,002	4,305,815	一九九八年二月十九日至二零零四年三月十二日	0.2200	0.7201	0.6546
–	–	–	550,055	一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446	0.3132
–	–	14,300	8,150,137	二零零零年二月一日至二零零六年三月二十一日	0.1400	0.4582	0.4165
–	–	–	4,031,901	二零零零年三月十八日至二零零六年三月二十一日	0.3264	1.0683	0.9711
–	–	–	1,650,165	二零零零年十一月五日至二零零六年十一月四日	0.1413	0.4625	0.4204
–	–	–	143,014	二零零一年三月六日至二零零七年三月十四日	0.1000	0.3273	0.2975
–	–	–	13,201,320	二零零一年六月二十九日至二零零七年六月二十九日	0.1000	0.3273	0.2975
–	–	–	58,305,830	二零零一年九月十四日至二零零七年九月十八日	0.1000	0.3273	0.2975
–	–	–	2,475,242	二零零一年九月三十日至二零零七年九月三十日	0.1000	0.3273	0.2975
–	–	–	550,055	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1000	0.3273	0.2975
–	–	–	29,867,981	二零零二年六月四日至二零零八年六月三日	–	0.1584	0.1440
16,928,000	–	–	16,928,000	二零零二年九月二十四日至二零零八年九月二十三日	–	–	0.1000
16,928,000	–	36,302	156,111,109				

40. 認股權計劃（續）

下表披露本公司僱員（包括董事）於年內所持認購權以及該等股權變動之詳情：

計劃類別	授出日期	於二零零三年一月一日尚未行使		期內失效	於二零零三年六月三十日尚未行使	
		調整前	調整後(b)		調整前	調整後(c)
一九九一年	一九九七年七月二十八日	15,951,594	17,546,751	17,546,751 (g)	–	–
一九九一年	一九九八年一月十九日	4,305,815	4,736,391	18,151	4,718,240	12,267,415
一九九一年	一九九八年六月十日	550,055	605,060	–	605,060	1,573,156
一九九一年	一九九九年十二月二十一日	8,150,137	8,965,145	27,831	8,937,314	23,237,007
一九九一年	二零零零年二月十一日	4,031,901	4,435,088	–	4,435,088	11,531,229
一九九一年	二零零零年九月八日	1,650,165	1,815,182	–	1,815,182	4,719,470
一九九一年	二零零一年一月十八日	143,014	157,315	–	157,315	409,019
一九九一年	二零零一年五月二十八日	13,201,320	14,521,452	–	14,521,452	37,755,775
二零零一年	二零零一年八月十日	58,305,830	64,136,411	–	64,136,411	166,754,668
二零零一年	二零零一年八月二十九日	2,475,242	2,722,759	–	2,722,759	7,079,170
二零零一年	二零零一年十一月二十三日	550,055	605,060	–	605,060	1,573,156
二零零二年	二零零二年六月四日	29,867,981	32,854,769	–	32,854,769	85,422,395
二零零二年	二零零二年九月二十四	16,928,000	18,620,800	–	18,620,800	48,414,080
總計：		156,111,109	171,722,183	17,592,733	154,129,450	400,736,540

於期內失效	二零零三年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	調整後(b) 港幣元	調整後(c) 港幣元
–	–	一九九七年八月二十八日至二零零三年九月十日	1.5858	1.4416	0.8855
141,577	12,125,838	一九九八年二月十九日至二零零四年三月十二日	0.6546	0.5951	0.3655
–	1,573,156	一九九八年七月二十四日至二零零四年七月二十三日	0.3132	0.2847	0.1749
103,823	23,133,184	二零零零年二月一日至二零零六年三月二十一日	0.4165	0.3786	0.2326
–	11,531,229	二零零零年三月十八日至二零零六年三月二十一日	0.9711	0.8828	0.5422
–	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.4204	0.3822	0.2347
–	409,019	二零零一年三月六日至二零零七年三月十四日	0.2975	0.2705	0.1661
–	37,755,775	二零零一年六月二十九日至二零零七年六月二十九日	0.2975	0.2705	0.1661
–	166,754,668	二零零一年九月十四日至二零零七年九月十八日	0.2975	0.2705	0.1661
314,631	6,764,539	二零零一年九月三十日至二零零七年九月三十日	0.2975	0.2705	0.1661
–	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.2975	0.2705	0.1661
4,719,468	80,702,927	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309	0.1000
–	48,414,080	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000	0.1000
5,279,499	395,457,041				

40. 優先認股權計劃（續）

二零零二年計劃（續）

如未經本公司股東事先批准，於任何一年向任何參與者授出之優先認股權涉及之股份數目不得超過本公司不時之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參與者可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

於二零零三年十二月三十一日，有關根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出惟尚未行使之優先購股權之股份數目分別為91,247,671股、175,092,363股及129,117,007股（二零零二年：於就紅股發行及供股發行作出調整前：分別為47,984,001股、61,331,127股及46,795,481股），分別佔本公司當日之已發行股本之4.1%、7.9%及5.8%（二零零二年：分別佔6.2%、7.9%及6.0%）。

40. 優先認股權計劃 *(續)*

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股權之任何公司作出貢獻。二零零二年計劃為自採納日期起第十周年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股權之任何公司有關之以下參與人授予優先認股權：

1. 合資格僱員(包括董事)；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。就上述規則，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃當日已發行股本之10%。



40. 優先認股權計劃（續）

一九九一年計劃（續）

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃（「二零零一年計劃」），主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，及所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

38. 或然負債

於結算日，本集團及本公司未列入財務報表之或然負債如下：

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
為附屬公司獲取銀行信貸				
及其他貸款作出擔保	**–**	–	**165,430**	158,822
就附屬公司發出之其他擔保	**–**	–	**138,909**	3,120
	–	–	**304,339**	161,942

39. 資產抵押

於結算日，本集團以約港幣173,494,000元(二零零二年：港幣178,169,000元)之若干土地及樓宇、約港幣87,783,000元(二零零二年：港幣87,783,000元)投資物業及約港幣60,963,000元(二零零二年：港幣84,000,000元)持作出售物業，約港幣4,663,000元(二零零二年：無)以成本價或可變現淨值以較低者入賬的存貨，與及一家附屬公司之全部資產港幣15,095,000元(二零零二年：港幣12,617,000元)作為抵押，藉以為本集團取得有抵押銀行信貸及一家供應商信貸。

40. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

37. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣4,733,000元支出(二零零二年：港幣4,472,000元)為港幣6,492,000元(二零零二年：港幣7,143,000元)。該物業於未來兩年均擁有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

	二零零三年 **港幣千元**	二零零二年 港幣千元
於一年內	**5,338**	10,316
第二年至第五年(包括首尾兩年)	**2,218**	3,733
	7,556	14,049

本集團為承租人

	二零零三年 **港幣千元**	二零零二年 港幣千元
本年度損益表已確認根據經營租賃繳付之最低付款額	**10,586**	9,396

於結算日，本集團不可取消之經營租賃承擔如下：

	二零零三年 **港幣千元**	二零零二年 港幣千元
一年內	**5,428**	6,422
第二至第五年(包括首尾兩年)	**2,369**	2,160
	7,797	8,582

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

於結算日，本公司並無不可取消之經營租賃承擔(二零零二年：無)。

36. 與關連人士之交易

除上文附註第22、25、26、30及31項所披露之關連人士結餘外，本集團於本年度內與關連人士進行下列交易：

	二零零三年 港幣千元	二零零二年 港幣千元
付予一位董事之利息支出	**1,053**	295
付予一家關連公司之利息支出	**192**	417
向一位關連人士收取之利息收入	**106**	74
付予一家關連公司之管理費及代理費	**3,378**	3,359
售貨予一位董事	**4,958**	—
付予一家關連公司之包銷佣金	**234**	—
售貨予一家關連公司	**—**	950
收取自一家關連公司之保養服務收入	**—**	454

有關付予一位董事之利息支出乃由有關各方協定。利率為每年10%。

有關付予一家關連公司之利息支出乃以最優惠利率加1%計算。向一家關連公司收取之利息收入乃按香港上海匯豐銀行有限公司所提供之最惠利率計息。

有關付予一家關連公司之管理費和代理費以及付予一家關連公司或董事之售貨交易之價格乃由董事按估計市場價值釐定。

付予一家關連公司之包銷佣金乃該關連公司所包銷供股股份之總發行價之2.5%支付。

關連公司乃由本公司若干董事控制。

34. 附屬公司清盤

附屬公司清盤之影響概要如下：

	二零零三年 港幣千元	二零零二年 港幣千元
資產淨值撇銷：		
證券投資	–	529
存貨	–	48
貿易往來及其他應收賬款	229	6,269
貿易往來及其他應付賬款	–	(25,041)
應付票據	–	(738)
應付稅項	–	(168)
融資租賃債務	–	(81)
貸款	–	(6,071)
	229	(25,253)
清盤時變現之匯兑儲備	(201)	(1,032)
清盤時變現之商譽	174	–
清盤時變現之資本儲備	–	(1,434)
清盤之虧損（盈利）	202	(27,719)

本年度清盤之附屬公司對本集團現金流量及業績並無重大影響。

35. 主要非現金交易

於年度內，本集團已動用本公司進行供股所得款項直接抵銷一位董事之貸款、一家關連公司之貸款及應付一家關連公司款項共港幣19,633,000元。

於截至二零零二年十二月三十一日止年度，本集團已動用出售本集團於一家聯營公司之全部股本權益之所得款項港幣71,837,000元，以抵銷一家供應商之部份貸款。

32. 遞延稅項負債（續）

有關「物業」項之列指業務合併時所產生之遞延稅項負債。

於結算日，本集團可供抵銷日後盈利之未動用稅項虧損約港幣175,125,000元（二零零二年：港幣148,591,000元）。由於未能估計日後盈利流量，故並無確認遞延稅項資產。稅項虧損可無限結轉。

33. 出售附屬公司

出售附屬公司之影響概要如下：

	二零零三年 港幣千元	二零零二年 港幣千元
出售資產淨值：		
持作出售物業之可變現淨值	**2,745**	–
證券投資	**–**	160
貿易往來及其他應付賬款	**(14)**	–
	2,731	160
出售附屬公司之虧損	**(524)**	–
總代價	**2,207**	160
償付：		
現金	**2,207**	160
出售所產生之現金流入淨額：		
現金代價	**2,207**	160

兩個年度出售之附屬公司對本集團現金流量、營業額及經營業績並無重大影響。

30. 貸款（續）

附註：

甲. 一位董事之貸款為無抵押及無固定還款期。貸款結餘中港幣12,000,000元以年利率10%計息，餘額為免息。本公司動用年內進行供股所得款項償還港幣12,000,000元。餘額於年內轉讓予一家關連公司。

乙. 關連公司之貸款為無抵押及無固定還款期。貸款結餘中港幣4,475,000元按最優惠貸款利率加1%計息，餘額為免息。本公司動用年內進行供股所得款項償還港幣4,475,000元。餘額於年內悉數償還。

關連公司乃由本公司之若干董事控制。

丙. 一家供應商之貸款乃以本集團物業作抵押，按年利率2.5%計息及分十期每半年償還，第一期由二零一二年六月三十日開始。

31. 少數股東貸款

該貸款為無抵押、免息及並無固定還款期，少數股東已同意自結算日起計十二個月內不會要求償還該貸款，因此該數額已分類為非流動負債。

32. 遞延稅項負債

本集團	**物業** 港幣千元	**加速稅項折舊** 港幣千元	**總計** 港幣千元
於二零零二年一月一日			
－先前呈報	–	13	13
－採納會計實務準則第12號（經修訂）時作出調整	7,761	24,239	32,000
－重列	7,761	24,252	32,013
計入本年度收入	(198)	(249)	(447)
於二零零二年十二月三十一日及二零零三年一月一日	7,563	24,003	31,566
計入本年度收入	(217)	(598)	(815)
稅率變動之影響於損益表扣除	709	2,249	2,958
於二零零三年十二月三十一日	8,055	25,654	33,709

30. 貸款

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
銀行透支	**14,297**	12,772	**–**	–
銀行貸款	**75,708**	64,279	**–**	–
	90,005	77,051	**–**	–
有抵押	**80,868**	75,214	**–**	–
無抵押	**9,137**	1,837	**–**	–
	90,005	77,051	**–**	–
一位董事之無抵押貸款（附註甲）	**–**	15,725	**–**	12,000
關連公司之無抵押貸款（附註乙）	**–**	4,755	**–**	–
一家供應商之有抵押貸款（附註丙）	**130,108**	130,715	**–**	–
	220,113	228,246	**–**	12,000
上述貸款屆滿期如下：				
一年內	**76,754**	74,296	**–**	12,000
一年以上，但不超過兩年	**3,574**	10,924	**–**	–
兩年以上，但不超過五年	**5,868**	6,779	**–**	–
五年以上	**133,917**	136,247	**–**	–
	220,113	228,246	**–**	12,000
減去：一年內到期應付款項（列於流動負債項下）	**(76,754)**	(74,296)	**–**	(12,000)
一年後到期應付款項	**143,359**	153,950	**–**	–

29. 融資租賃債務 *(續)*

	最低租賃付款		最低租賃付款現值	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
本公司				
根據融資租賃之應付數額：				
於一年內	–	14	–	10
第二年至第五年（包括首尾兩年）	–	–	–	–
	–	14	–	10
減去：未來融資費用	–	(4)	–	不適用
租賃債務現值	–	10	–	10

於二零零三年十二月三十一日並無融資租賃債務。

於截至二零零二年十二月三十一日止年度，平均有效借貸利率為年利率約6%，利率在合約日期定立。所有租貸以定期還款為基準及並無就或然租金付款作出安排。本集團於二零零二年十二月三十一日之融資租賃債務由出租人對租賃資產之押記作抵押。

28. 儲備（續）

本公司（續）

根據百慕達一九八一年公司法（經修訂），本公司之繳入盈餘賬為可供分派。然而，本公司不得在以下情況下宣派或派付股息，或從繳入盈餘作出分派：

（甲）現時或將於付款後無法如期償還其負債；或

（乙）其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

董事認為，於二零零三年十二月三十一日，本公司經計入可供分派儲備結餘淨額港幣38,734,000元（二零零二年：港幣266,484,000元）之可供分派儲備包括繳入盈餘港幣361,491,000元（二零零二年：港幣471,524,000元）及累計虧損港幣322,757,000元（二零零二年：港幣205,550,000元）。

29. 融資租賃債務

	最低租賃付款		最低租賃付款現值	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
本集團				
根據融資租賃之應付數額：				
於一年內	–	110	–	92
第二年至第五年（包括首尾兩年）	–	354	–	300
	–	464	–	392
減去：未來融資費用	–	(72)	–	不適用
租賃債務現值	–	392	–	392
分析如下：				
列於流動負債項下				
一年內到期之數額			–	92
一年後到期之數額			–	300
			–	392

27. 股本（*續*）

(1) 根據於二零零三年五月六日舉行之股東特別大會上通過的決議案，本公司利用其繳入盈餘賬之結餘按每十股股份發行一股紅股，合共發行77,487,913股紅股並入賬列作繳足。

(2) 根據於二零零三年九月一日舉行之股東特別大會上通過之另一項決議案，按每股港幣0.10元之價格供股發行不少於340,946,820股每股面值港幣0.10元之股份，供股基準為於記錄日期所持有每五股股份獲兩股供股股份，紅股發行之基準為所認購之每一股供股股份獲發三股紅股，股款須於接納時繳足。本集團已動用供股所得款項淨額其中約港幣19,633,000元直接抵銷董事及相關公司所墊貸款。餘額港幣14,461,000元（扣除開支前）乃用作償還本集團部份銀行透支以及為本集團提供額外營運資金。

28. 儲備

本公司

	股份溢價	資本贖回儲備	繳入盈餘	累計虧損	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零二年一月一日	725,993	916	210,255	(792,437)	144,727
於二零零二年三月十五日之股本重組	(343,542)	–	–	483,020	139,478
於二零零二年四月十一日之供股股份發行	47,902	–	–	–	47,902
於二零零二年四月十一日之紅股發行	(4,226)	–	–	–	(4,226)
於二零零二年九月十八日之股本重組	(426,127)	–	331,713	94,414	–
於二零零二年九月二十四日之紅股發行	–	–	(70,444)	–	(70,444)
股東應佔盈利	–	–	–	9,963	9,963
於二零零二年十二月三十一日及二零零三年一月一日	–	916	471,524	(205,040)	267,400
於二零零三年五月六日之紅股發行	–	–	(7,749)	–	(7,749)
於二零零三年九月一日之供股及紅股發行	–	–	(102,284)	–	(102,284)
股東應佔虧損	–	–	–	(117,717)	(117,717)
於二零零三年十二月三十一日	–	916	361,491	(322,757)	39,650

27. 股本

	本集團及本公司	
	股份數目	面值
		港幣千元
法定股本：		
於二零零二年一月一日一每股面值港幣0.10元	3,500,000,000	350,000
註銷1,408,871,178股已發行股份之繳足股本每股港幣0.099元	—	(139,478)
將十股已削減股本之已發行股份合併為一股每股面值港幣0.01元之股份	(1,267,984,061)	—
將一股未發行股份拆細為十股每股面值港幣0.01元之股份	18,820,159,398	—
將十股已發行股份合併為一股每股面值港幣0.10元之股份	(18,946,957,804)	—
增加法定股本	1,394,782,467	139,478
於二零零二年十二月三十一日、二零零三年一月一日及二零零三年十二月三十一日一每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
於二零零二年一月一日一每股面值港幣0.10元	1,408,871,178	140,887
註銷1,408,871,178股已發行股份之繳足股本每股港幣0.099元	—	(139,478)
將十股已削減股本之已發行股份合併為一股每股面值港幣0.01元之股份	(1,267,984,061)	—
供股時所發行股份	140,887,117	1,409
紅股發行時所發行股份	422,661,351	4,226
將十股已發行股份合併為一股每股面值港幣0.10元之股份	(633,992,027)	—
紅股發行時所發行股份	704,435,580	70,444
於二零零二年十二月三十一日及二零零三年一月一日一每股面值港幣0.10元	774,879,138	77,488
紅股發行時所發行股份	77,487,913	7,749
供股時所發行股份	340,946,820	34,094
紅股發行時所發行股份	1,022,840,460	102,284
於二零零三年十二月三十一日一每股面值港幣0.10元	2,216,154,331	221,615



24. 貿易往來及其他應付賬款

本集團

於結算日，其貿易往來應付賬款之賬齡分析如下：

	二零零三年 港幣千元	二零零二年 港幣千元
三十天以內	**6,042**	5,474
三十一天至六十天	**2,610**	2,630
六十一天至九十天	**1,478**	2,621
九十一天至一年	**3,349**	4,167
一年以上	**1,414**	1,569
貿易往來應付賬款總額	**14,893**	16,461
客戶按金、應付費用及其他應付賬款	**67,882**	58,871
	82,775	75,332

25. 應付董事款項

有關款項乃無抵押、免息及無固定還款期。

26. 應付關連公司款項

有關款項乃無抵押、免息及無固定還款期。關連公司由本公司若干董事控制。

22. 應收關連人士款項

應收關連人士款項之詳情如下：

	本集團			本公司		
關連人士名稱	於二零零三年十二月三十一日之結餘	於二零零三年一月一日之結餘	年內最高未償還款額	於二零零三年十二月三十一日之結餘	於二零零三年一月一日之結餘	年內最高未償還款額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
Herbert ADAMCZYK先生(附註甲)	2,082	2,082	2,082	–	–	–
B & O Web Studio Limited(附註乙)	3	–	3	3	–	3
Panasa (Malaysia) Sdn. Bhd.(附註乙)	–	248	248	–	–	–
	2,085	2,330		3	–	

附註：

甲. 該款額為無抵押，按香港上海滙豐銀行有限公司提供之最優惠借貸利率計息，以及無固定還款期。

Herbert ADAMCZYK先生為本公司附屬公司之董事。

乙. 該等款額為無抵押、免息及無固定還款期。

關連公司由本公司若干董事控制。

23. 其他投資

	本集團		本公司	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
有牌價股份	**100**	73	**36**	36

股份於聯交所上市及以市值計算。

19. 證券投資

	本集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
無牌價股份，成本值	**75**	75
俱樂部債券，按成本值減減值虧損	**627**	627
	702	702

按董事意見，證券投資之最低價值均可值回賬面值。

20. 存貨

	本集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
製成品	**95,008**	84,234
零件	**12,125**	12,206
	107,133	96,440

列入上述項目者乃港幣18,478,000元（二零零二年：港幣15,692,000元）之製成品及港幣694,000元（二零零二年：港幣2,684,000元）之零件，均以可變現淨值列賬。

21. 貿易往來及其他應收賬款

本集團

本集團給予客戶平均三十至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

	二零零三年	二零零二年
	港幣千元	港幣千元
三十天以內	**19,922**	18,608
三十一天至六十天	**12,073**	9,503
六十一天至九十天	**2,716**	1,289
九十一天至一年	**4,506**	2,108
一年以上	**1,185**	1,370
貿易往來應收賬款總額	**40,402**	32,878
訂金、預付款及其他應收賬款	**25,761**	26,415
	66,163	59,293

18. 聯營公司權益（續）

以下資料乃摘錄本集團其中聯營公司之經審核財務報表：

	金羚電器有限公司	
	二零零三年	二零零二年
	港幣千元	港幣千元
經營業績		
營業額	**411,055**	458,801
除稅前虧損	**(44,440)**	(23,266)
本集團應佔除稅前虧損	**(22,220)**	(11,633)
財務狀況		
非流動資產	**202,458**	222,840
流動資產	**272,262**	351,409
流動負債	**(290,648)**	(323,103)
非流動負債	**–**	(20,135)
股東權益	**184,072**	231,011
本集團應佔股東權益	**92,036**	115,506

17. 投資於附屬公司

	本公司	
	二零零三年	二零零二年
	港幣千元	港幣千元
無牌價股份，成本值	**293,504**	293,504
減：已確認之減值虧損	**(27,136)**	—
	266,368	293,504

本公司於二零零三年十二月三十一日之主要附屬公司資料列載於附註第41項內。已確認減值虧損以降低一間蒙受虧損附屬公司之投資成本。

18. 聯營公司權益

	本集團	
	二零零三年	二零零二年
	港幣千元	港幣千元
應佔資產淨值	**92,036**	115,533

本集團於二零零三年十二月三十一日之主要聯營公司資料列載於附註第42項內。

16. 物業、廠房及設備（續）

於二零零三年十二月三十一日並無持有融資租賃資產。

於二零零二年十二月三十一日，本集團傢俬、裝置及設備之賬面淨值包括價值港幣328,000元之融資租賃資產。

倘若土地及樓宇按估值反映而尚未重估，則會按歷史成本扣除累積折舊港幣11,167,000元（二零零二年：港幣11,459,000元）列於財務報表內。

本公司	物業裝修	傢俬、裝置及設備	汽車	總額
	港幣千元	港幣千元	港幣千元	港幣千元
成本值				
於二零零三年一月一日	6,606	21,679	3,065	31,350
添置	29	281	653	963
出售	—	—	(1,071)	(1,071)
於二零零三年十二月三十一日	6,635	21,960	2,647	31,242
累積折舊				
於二零零三年一月一日	6,451	21,415	2,033	29,899
本年度折舊	153	185	368	706
於出售時撇銷	—	—	(550)	(550)
於二零零三年十二月三十一日	6,604	21,600	1,851	30,055
賬面淨值				
於二零零三年十二月三十一日	31	360	796	1,187
於二零零二年十二月三十一日	155	264	1,032	1,451

16. 物業、廠房及設備

	在香港根據中期契約持有之土地及樓宇	物業裝修	傢俬、裝置及設備	機器及工具	汽車	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
本集團						
成本值或估值						
於二零零三年一月一日	210,486	19,991	50,022	8,697	8,746	297,942
匯兌差額	–	6	13	(1)	19	37
添置	–	166	723	382	1,158	2,429
附屬公司清盤	–	(392)	(595)	–	–	(987)
出售	–	(104)	(392)	–	(2,246)	(2,742)
於二零零三年十二月三十一日	210,486	19,667	49,771	9,078	7,677	296,679
包括：						
按成本值	198,426	19,667	49,771	9,078	7,677	284,619
按一九九六年估值	10,640	–	–	–	–	10,640
按一九九九年估值	1,420	–	–	–	–	1,420
	210,486	19,667	49,771	9,078	7,677	296,679
累積折舊						
於二零零三年一月一日	32,317	18,405	47,260	7,903	5,697	111,582
匯兌差額	–	6	15	(1)	15	35
本年度折舊	4,675	676	1,166	384	990	7,891
附屬公司清盤	–	(392)	(595)	–	–	(987)
出售時撇銷	–	(104)	(379)	–	(1,378)	(1,861)
於二零零三年十二月三十一日	36,992	18,591	47,467	8,286	5,324	116,660
賬面淨值						
於二零零三年十二月三十一日	173,494	1,076	2,304	792	2,353	180,019
於二零零二年十二月三十一日	178,169	1,586	2,762	794	3,049	186,360



15. 投資物業

	在香港根據中期契約持有之投資物業	在香港以外地區根據中期契約持有之投資物業	總額
	港幣千元	港幣千元	港幣千元
本集團			
於二零零三年一月一日	87,783	44,010	131,793
添置	—	1,100	1,100
出售	—	(16,196)	(16,196)
於二零零三年十二月三十一日	87,783	28,914	116,697

本集團投資物業於二零零三年十二月三十一日由獨立專業估值師中原測量師行有限公司按公開市值基準進行重估。

本集團已租出或空置作出租用途之投資物業均屬經營租賃。

13. 所得稅(續)

本年度稅項支出可與除稅前(虧損)盈利調節如下:

	二零零三年		二零零二年	
	港幣千元	%	港幣千元	%
除稅前(虧損)盈利	**(82,632)**		7,519	
按香港利得稅稅率17.5%(二零零二年: 16%)計算之稅項	**(14,461)**	**(17.5)**	1,203	16.0
分佔一家聯營公司業績之稅務影響	**3,889**	**4.7**	2,799	37.2
就稅務目的不可扣減開支之稅務影響	**8,796**	**10.6**	4,385	58.3
就稅務目的無需課稅之稅務影響	**(2,976)**	**(3.6)**	(8,488)	(112.9)
未予確認之遞延稅項資產之稅務影響	**122**	**0.2**	6	0.1
動用先前未予確認之遞延稅項資產	**(178)**	**(0.2)**	(411)	(5.4)
未予確認稅項虧損之稅務影響	**4,643**	**5.6**	1,874	24.9
因適用稅率增加引致期初遞延稅項負債之增加	**2,958**	**3.6**	–	–
於其他司法權區經營之附屬公司不同稅率之影響	**65**	**0.1**	55	0.7
其他	**(159)**	**(0.2)**	(352)	(4.7)
本年度稅項支出及實際稅率	**2,699**	**3.3**	1,071	14.2

14. 每股(虧損)盈利

每股基本(虧損)盈利之計算方法,乃根據股東應佔虧損港幣84,752,000元(二零零二年:盈利港幣6,460,000元)及年內已發行普通股之加權平均數1,334,516,654股普通股(二零零二年:787,875,389股)計算。用作計算每股基本(虧損)盈利之普通股加權平均數已就年內之紅股發行、及供股與紅股發行作出調整。

由於本公司之未行使認股權之行使價高於兩個年度之股份平均市價,故並無呈列每股攤薄(虧損)盈利。



13. 所得稅

支出包括：

	二零零三年 港幣千元	二零零二年 港幣千元
本年度稅項：		
香港利得稅	**330**	400
海外所得稅	**226**	167
	556	567
遞延稅項：		
本年度	**(815)**	(447)
稅率變動應佔部份	**2,958**	—
本公司及其附屬公司應佔所得稅	**2,699**	120
應佔聯營公司所得稅	**—**	951
	2,699	1,071

香港利得稅乃根據本年度之估計應課稅盈利按17.5%（二零零二年：16%）計算。所得稅稅率上升自二零零三年／二零零四年課稅年度起生效。

海外稅項乃根據各自司法權區之現行稅率計算。



11. 董事及僱員酬金（續）

(乙) 僱員酬金

年內，五位薪酬最高人士中，二位為董事（二零零二年：三位董事），其酬金細節已於上文附註第11(甲)項內披露。餘下薪酬最高人士之酬金如下：

	二零零三年 港幣千元	二零零二年 港幣千元
薪金及其他福利	**4,612**	2,591
退休福利計劃之供款	**36**	24
	4,648	2,615

於下列酬金範圍，最高酬金之人士數目如下：

	二零零三年 僱員人數	二零零二年 僱員人數
港幣		
零元至1,000,000元	**1**	1
1,500,001 元至2,000,000元	**2**	1

12. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金（「強積金」）計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利費用港幣1,780,000元（二零零二年：港幣1,891,000元），此數額乃本集團按強積金條例特定比率對該基金之應付供款。

除香港以外之附屬公司外，本集團就定額供款計劃之應付供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣774,000元（二零零二年：港幣791,000元）。



11. 董事及僱員酬金

(甲) 董事酬金

	二零零三年 港幣千元	二零零二年 港幣千元
袍金：		
執行董事	–	–
非執行董事	120	170
	120	170
其他酬金：		
薪金及其他福利	5,342	6,529
退休福利計劃之供款	24	35
	5,366	6,564
	5,486	6,734

付給非執行董事之袍金包括港幣100,000元（二零零二年：港幣140,000元）給予獨立非執行董事。

於下列酬金範圍之董事數目如下：

	二零零三年 董事人數	二零零二年 董事人數
港幣		
零元至1,000,000元	6	6
2,000,001元至2,500,000元	–	1
3,000,001元至3,500,000元	–	1
4,000,001元至4,500,000元	1	–

9. 財務費用

	二零零三年 港幣千元	二零零二年 港幣千元
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	**4,319**	5,099
五年後全數償還之銀行貸款	**813**	—
五年內全數償還之其他貸款	**1,245**	712
五年後全數償還之其他貸款	**3,254**	4,268
	9,631	10,079
融資租賃費用	**5**	24
銀行費用	**673**	378
	10,309	10,481

10. 出售附屬公司或附屬公司清盤之(虧損)盈利淨額

	二零零三年 港幣千元	二零零二年 港幣千元
出售附屬公司之虧損	**(524)**	—
附屬公司清盤之(虧損)盈利淨額	**(202)**	27,719
	(726)	27,719



7. 投資收益

	二零零三年 港幣千元	二零零二年 港幣千元
銀行存款利息收入	**11**	42
貿易往來及其他應收賬款給予之利息收入	**475**	5
一位關連人士之利息收入	**106**	74
有牌價股份之股息收入	**1**	–
無牌價股份之股息收入	**–**	267
	593	388

8. 經營虧損

	二零零三年 港幣千元	二零零二年 港幣千元
業務之虧損已扣除：		
核數師酬金	**880**	896
折舊：		
自置資產	**7,891**	8,441
融資租賃資產	**–**	182
僱員成本，包括董事酬金	**62,653**	65,927
持有其他投資之未變現虧損	**–**	111
確認為開支之存貨成本(包括存貨減值至可變現淨值港幣770,000元(二零零二年：港幣578,000元))	**432,584**	432,458
並已計入：		
持有其他投資之未變現虧損	**27**	–
出售物業、廠房及設備之盈利	**152**	432

5. 業務及地區分類（續）

地區分類（續）

按資產分佈之地區分析分類資產之賬面金額，及物業、廠房、設備及投資物業增加如下：

	分類資產賬面金額		物業、廠房及設備及投資物業增加	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
香港	**420,148**	408,896	**2,176**	6,022
新加坡	**23,981**	22,680	**107**	134
馬來西亞	**9,745**	7,212	**22**	271
中國	**191,662**	256,160	**1,224**	218
澳門	**759**	739	**–**	–
	646,295	695,687	**3,529**	6,645

6. 其他營業收入

	二零零三年	二零零二年
	港幣千元	港幣千元
租金收入（扣除支出港幣4,733,000元前（二零零二年：港幣4,472,000元））	**11,225**	11,615
佣金收入	**2,157**	2,862
融資租賃利息收入	**–**	20
	13,382	14,497

5. 業務及地區分類（續）

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門以外地區）（「中國」）及澳門。下表按市場地區分析本集團之營業額（不論商品／服務之原產地）：

	地區分類之營業額		對經營業績之貢獻	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
香港	**385,951**	433,155	**(17,907)**	(2,984)
新加坡	**56,220**	54,105	**358**	917
馬來西亞	**21,609**	18,423	**1,544**	1,163
中國	**44,946**	34,087	**(39,554)**	(13,533)
澳門	**36,498**	30,440	**115**	1,137
其他	**8,008**	2,183	**466**	41
	553,232	572,393	**(54,978)**	(13,259)
其他營業收入			**13,382**	14,497
未分類之投資收入			**593**	388
未分類之公司支出			**(8,374)**	(10,687)
經營虧損			**(49,377)**	(9,061)



5. 業務及地區分類（續）

業務分類（續）

二零零二年（續）

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元 (重列)
綜合資產負債表								
資產								
分類資產	60,342	39,161	56,592	10,724	224,235	–	–	391,054
聯營公司權益	–	115,533	–	–	–	–	–	115,533
未分類公司資產								190,382
綜合總資產								696,969
負債								
分類負債	44,398	19,439	35,473	6,156	6,620	–	–	112,086
未分類公司負債								270,485
綜合總負債								382,571
其他資料								
資本增加	133	396	3,034	280	95	2,707	–	6,645
折舊及攤銷	305	231	1,335	82	–	6,670	–	8,623
重估投資物業之虧絀	–	–	–	–	130	–	–	130
持作出售物業減值至可變現淨值	–	–	–	–	6,000	–	–	6,000

5. 業務及地區分類（續）

業務分類（續）

二零零二年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元 (重列)
營業額								
外部銷售收益	178,873	115,509	214,710	63,301	–	–	–	572,393
業務之間銷售收益	3,597	12,410	–	–	–	–	(16,007)	–
營業總額	182,470	127,919	214,710	63,301	–	–	(16,007)	572,393

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元 (重列)
業績								
分類業績	10,701	2,453	(270)	(6,127)	(5,129)	–	(390)	1,238
未分類之投資收入								388
未分類之公司支出								(10,687)
經營虧損								(9,061)
財務費用								(10,481)
出售附屬公司或附屬公司清盤之虧損淨額	–	27,719	–	–	–	–	–	27,719
出售一間聯營公司之收益	10,892	–	–	–	–	–	–	10,892
應佔聯營公司業績	3,836	(15,469)	–	–	–	83	–	(11,550)
除稅前盈利								7,519
所得稅								(1,071)
除稅後盈利								6,448
少數股東權益								12
股東應佔盈利								6,460

5. 業務及地區分類（續）

業務分類（續）

二零零三年（續）

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
綜合資產負債表								
資產								
分類資產	48,507	51,643	74,030	13,229	185,328	–	–	372,737
聯營公司權益	–	92,036	–	–	–	–	–	92,036
未分類公司資產								181,549
綜合總資產								646,322
負債								
分類負債	25,603	21,606	51,615	5,572	5,723	–	–	110,119
未分類公司負債								274,287
綜合總負債								384,406
其他資料								
資本增加	163	111	853	68	1,105	1,229	–	3,529
折舊及攤銷	177	234	1,492	96	112	5,780	–	7,891
持作出售物業減值至可變現淨值	–	–	–	–	18,911	–	–	18,911
出售投資物業之虧損	–	–	–	–	8,526	–	–	8,526

5. 業務及地區分類（續）

業務分類（續）

有關該等業務之分類資料呈列如下：

二零零三年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	137,102	121,904	226,195	68,031	–	–	–	553,232
業務之間銷售收益	2,115	12,146	–	201	–	–	(14,462)	–
營業總額	139,217	134,050	226,195	68,232	–	–	(14,462)	553,232

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績								
分類業績	(253)	617	(14,514)	(8,395)	(19,008)	–	(43)	(41,596)
未分類之投資收益								593
未分類之公司支出								(8,374)
經營虧損								(49,377)
財務費用								(10,309)
出售附屬公司或附屬公司清盤之虧損淨額	–	–	–	–	(524)	(202)	–	(726)
應佔聯營公司業績	–	(22,220)	–	–	–	–	–	(22,220)
除税前虧損								(82,632)
所得税								(2,699)
除税後虧損								(85,331)
少數股東權益								579
股東應佔虧損								(84,752)

4. 營業額

	二零零三年 港幣千元	二零零二年 港幣千元
銷售商品予客戶，扣除退回及折扣	**513,102**	537,342
保養維修服務之收入	**40,130**	35,051
	553,232	572,393

5. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備(包括汽車音響產品)及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租賃



3. 主要會計政策（續）

投資物業（續）

所持租賃尚餘年期為二十年以上之投資物業，並無作折舊準備。

存貨

存貨乃按購入成本或可變現淨值入賬。成本以先入先出法計算。

證券投資

證券投資乃以交易日期基準確認，初步以成本值計算。

除持至到期債務證券以外，投資均列作投資證券及其他投資。

投資證券（就既定長遠策略目的而持有之證券）乃於其後之匯報日期以成本計算，並扣除任何非暫時性之減損。

其他投資乃按公開價值計算，而未變現收益及虧損乃計入年度盈虧淨額之內。

持作出售物業

持作出售物業乃按成本值或可變現淨值兩者中取較低者入賬。

減值

於每個結算日，本集團會對有形資產的賬面金額進行核查，以確定是否有跡象顯示這些資產已蒙受減值虧損。倘估計資產之可收回金額低於其賬面值，則將該資產之賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用。

倘減值虧損於其後撥回，該資產之賬面金額增加至其可收回金額之重新估計值，惟增加後之賬面金額不能超過該資產過往年度已確認為無減值虧損之賬面金額。減值虧損之撥回即時確認為收入。



3. 主要會計政策（續）

物業、廠房及設備

物業、廠房及設備均以成本值減除累積折舊及已確認減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值或以估值，按其估計之可使用年期以直線法撇銷，按年之基準如下：

中期契約之土地	契約未終止年期
建於中期契約土地上之樓宇	$2\frac{1}{2}$ – 5%
物業裝修	20%
傢俬、裝置及設備	10 – 20%
機器及工具	20 – $33\frac{1}{3}$%
汽車	20 – 25%

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

出售或報廢資產所產生之盈虧，乃根據該資產出售所得款項及賬面值之差額計算，並於損益表內確認。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

投資物業乃根據結算日之獨立專業估值按公開市值入賬。任何因重估投資物業而產生之重估增值或減值均於投資物業重估儲備中計入或扣除，惟倘儲備不足以彌補虧絀，則減值超逾投資物業重估儲備餘額之數將於損益表中扣除。倘減值先前已在損益表扣除及其後產生重估增值，則此增值數額以先前扣除之減值數額為限計入損益表內。

出售投資物業時，因出售該等物業產生之投資物業重估儲備餘額將列入損益表中。

3. 主要會計政策（*續*）

稅項（*續*）

遞延稅項乃為財務報表內資產及負債賬面值與計算應課稅盈利所用相應稅基間之差異而產生之應繳付或可退回稅項，並採用「資產負債表負債法」入賬。遞延稅項負債一般按所有應課稅之暫時性差異予以確認，而遞延稅項資產則按可能會出現可用以抵銷可扣減之臨時性差異之應課稅盈利而予以確認。倘若臨時性差異乃基於商譽（或負商譽）或初步確認（業務合併之情況下除外）不影響稅務盈利或會計盈利之交易中之其他資產及負債而引致，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所引致之應課稅臨時性差異而予以確認，惟本集團可控制撥回之臨時性差異及不大可能於可見將來撥回之臨時性差異則除外。

遞延稅項資產之賬面值於每個結算日作檢討，並於沒可能會有足夠應課稅盈利恢復全部或部分資產價值時作調減。

遞延稅項按預計於償還負債或變現資產之期間內按適用之稅率計算。遞延稅項扣除或計入損益中，惟倘遞延稅項直接在股本權益中扣除或計入股本權益，在此情況下遞延稅項亦會於股本權益中處理。

3. 主要會計政策（*續*）

租賃（*續*）

本集團為承租人（續）

經營租賃之應付租金乃按有關租賃之年期以直線法計入損益表內。

外幣

港幣以外之貨幣計算之交易均最初以按交易日期之匯率入賬。貨幣性資產及負債按結算日之匯率折算。因換算而產生之損益淨額撥入損益表處理。

在綜合賬目過程中，本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出均以該時間之平均匯率折算。產生之匯兑差額（如有）分類為資本及撥往本集團之滙兑儲備。該滙兑差額在出售業務時確認為期內之收入或支出。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

所得税開支乃為現行應繳税項與遞延税項之總額。

現行應繳税項根據本年度之應課税盈利計算。應課税盈利與損益表內呈報之純利兩者差異乃基於其並無計入其他年度之應課税或可扣減收支項目，亦無計入毋須課税及不獲扣減之損益表項目所致。

3. 主要會計政策（續）

收入確認

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用利率計算。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

佣金收入乃於提供有關服務時確認。

投資所得股息收入乃根據收取股息之股東權益確認後方予入賬。

租賃

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。所有其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法確認。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產（或倘屬較低者，則以最低租賃付款之現值）。承租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

3. 主要會計政策

本財務報表乃按照歷史成本之慣例對部份物業及投資證券的重估價值作調整後編製，並採用與香港公認之會計原則相符之主要會計政策。主要會計政策如下：

綜合基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，由其購入生效日期起或截至其出售生效日期(倘適用)止計算在內。

投資於附屬公司

於附屬公司之投資已按成本扣除已確認減值虧損後列入本公司之資產負債表內。

聯營公司權益

綜合損益表包括本集團於年內分佔其聯營公司之收購後業績。於綜合資產負債表，於聯營公司之權益均按本集團分佔聯營公司之資產淨值，減去可確定之減值虧損後列賬。

商譽

在綜合賬目時所產生之商譽，乃指在收購日期收購成本超出本集團於附屬公司或聯營公司可確定資產及負債中之權益公平價值之差額。二零零一年一月一日前因收購所產生之商譽繼續列作儲備項目，及將在出售有關附屬公司或聯營公司或於當時商譽確認為減損時在損益表列作扣減項目。

二零零一年一月一日後因收購所產生之商譽乃作資本化及按其估計可使用經濟年期以直線法攤銷。因收購聯營公司所產生之商譽列入該聯營公司之賬面值。因收購附屬公司所產生之商譽現時於資產負債表另行呈報。

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本集團之主要業務為進口、分銷及直銷空調產品、影音設備及電器產品及汽車與汽車配件。

2. 採納香港財務報告準則

於本年度內，本集團首次採納香港會計師公會頒佈之香港財務報告準則。香港財務報告準則之詞彙包含會計實務準則及香港會計師公會批准之詮釋。

會計實務準則第12號(經修訂)「所得稅」

本集團已採納會計實務準則第12號(經修訂)「所得稅」。實行會計實務準則第12號(經修訂)之影響主要與遞延稅項有關。以往年度，遞延稅項乃按損益表負債法作出部份撥備，即除預期不會於可見將來回撥之時差外，時差所產生之負債均會被確認。會計實務準則第12號(經修訂)要求採用資產負債表負債法，即就財務報表中資產及負債之賬面值與計算應課稅盈利所用相應稅基間之所有暫時性差異(除少數情況例外)確認遞延稅項。基於會計實務準則第12號(經修訂)並無任何特定過渡安排之規定，新會計政策已經以追溯方式應用。二零零二年之比較數額已因應重列。

由於上述會計政策變動，於二零零二年一月一日之累積虧損增加港幣32,000,000元，即會計政策變動對二零零二年一月一日以前期間業績之累計影響。上述變動導致截至二零零三年十二月三十一日止年度之虧損淨額增加港幣2,143,000元(二零零二年：盈利淨額增加港幣451,000元)。

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元
投資業務			
購買投資物業		**(1,100)**	–
購買物業、廠房及設備		**(2,429)**	(6,645)
出售物業、廠房及設備所得款項		**1,033**	875
出售投資物業所得款項		**7,670**	–
融資租賃承租人之還款		**–**	355
有牌價股份之已收股息		**1**	–
無牌價股份之已收股息		**–**	267
出售附屬公司所得款項	33	**2,207**	160
已收利息		**487**	79
已收融資租賃利息		**–**	20
投資業務所得(所用)現金淨額		**7,869**	(4,889)
融資業務			
發行股份所得款項		**14,461**	49,311
新做董事貸款		**3,000**	17,026
新做銀行貸款		**160,786**	6,630
償還董事貸款		**–**	(16,233)
償還銀行貸款		**(149,353)**	(6,363)
償還其他貸款		**–**	(4,500)
償還關連公司貸款		**(280)**	(5,845)
已付利息		**(7,690)**	(4,307)
償還融資租賃債務		**(389)**	(102)
已付融資租賃費用		**(5)**	(24)
融資業務所得現金淨額		**20,530**	35,593
現金及現金等值項目增加淨額		**132**	18,488
於一月一日之現金及現金等值項目		**1,610**	(16,693)
外幣匯率變動之影響		**54**	(185)
於十二月三十一日之現金及現金等值項目		**1,796**	1,610
現金及現金等值項目結餘分析			
即：			
銀行結存及現金		**16,093**	14,382
銀行透支		**(14,297)**	(12,772)
		1,796	1,610

於第40至97頁之附註為本財務報表之不可分割部份。



	二零零三年 港幣千元	二零零二年 港幣千元
經營業務		
除税前(虧損)盈利	**(82,632)**	7,519
經作出以下調整:		
分佔聯營公司業績	**22,220**	11,550
有牌價股份股息收入	**(1)**	—
無牌價股份股息收入	**—**	(267)
融資租賃利息收入	**—**	(20)
利息收入	**(592)**	(121)
利息支出	**9,631**	10,079
融資租賃費用	**5**	24
折舊	**7,891**	8,623
出售投資物業之虧損	**8,526**	—
重估投資物業之虧絀	**—**	130
出售物業、廠房及設備之盈利	**(152)**	(432)
持有其他投資之未變現(盈利)虧損	**(27)**	111
持作出售物業減值至可變現淨值	**18,911**	6,000
出售一間聯營公司之盈利	**—**	(10,892)
出售附屬公司或附屬公司清盤之(虧損)盈利淨額	**726**	(27,719)
一名供應商所墊款貸款之匯兑收益	**(607)**	—
未計營運資金變動前之經營現金流量	**(16,101)**	4,585
存貨增加	**(10,693)**	(10,619)
持作出售物業減少	**2,281**	—
貿易往來及其他應收賬款增加	**(6,993)**	(7,083)
應收一間聯營公司款項(增加)減少	**(423)**	605
應收關連人士款項減少(增加)	**245**	(233)
貿易往來及其他應付賬款增加(減少)	**5,518**	(8,439)
應付票據(減少)增加	**(8,765)**	11,297
應付董事款項增加	**2,225**	—
應付關連公司款項增加	**3,747**	65
經營所用現金	**(28,959)**	(9,822)
退回(已付)香港利得税	**802**	(2,324)
已付海外税項	**(110)**	(70)
	692	(2,394)
經營業務所用現金淨額	**(28,267)**	(12,216)

截至二零零三年十二月三十一日止年度

	股本	股份溢價	資本贖回儲備	匯兌儲備	資本儲備	其他儲備	累計虧損	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元 (附註)	港幣千元	港幣千元
於二零零二年十二月三十一日及二零零三年一月一日	77,488	–	916	(314)	–	261,269	(25,540)	313,819
於二零零三年五月六日之紅股發行	7,749	–	–	–	–	(7,749)	–	–
於二零零三年九月一日之供股股份發行	34,094	–	–	–	–	–	–	34,094
於二零零三年九月一日之紅股發行	102,284	–	–	–	–	(102,284)	–	–
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	(1,218)	–	–	–	(1,218)
附屬公司清盤時變現	–	–	–	(201)	–	–	174	(27)
股東應佔虧損	–	–	–	–	–	–	(84,752)	(84,752)
於二零零三年十二月三十一日	221,615	–	916	(1,733)	–	151,236	(110,118)	261,916

上表包括本集團分佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零二年一月一日	7,105
股東應佔虧損	(12,501)
於二零零二年十二月三十一日	(5,396)
股東應佔虧損	(22,220)
於二零零三年十二月三十一日	(27,616)

附註： 本集團之其他儲備乃根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬之不可分派儲備而產生。

截至二零零三年十二月三十一日止年度

	股本 港幣千元	股份溢價 港幣千元	資本贖回儲備 港幣千元	匯兌儲備 港幣千元	資本儲備 港幣千元	其他儲備 港幣千元 (附註)	累計虧損 港幣千元	合計 港幣千元
本集團								
於二零零二年一月一日								
一按先前呈報	140,887	725,993	916	2,058	1,434	–	(577,434)	293,854
一於採納會計實務準則第12號(經修訂)時作出之調整(附註2)	–	–	–	–	–	–	(32,000)	(32,000)
一重列	140,887	725,993	916	2,058	1,434	–	(609,434)	261,854
於二零零二年三月十五日之股本重組	(139,478)	(343,542)	–	–	–	–	483,020	–
於二零零二年四月十一日之供股股份發行	1,409	47,902	–	–	–	–	–	49,311
於二零零二年四月十一日之紅股發行	4,226	(4,226)	–	–	–	–	–	–
於二零零二年九月十八日之股本重組	–	(426,127)	–	–	–	331,713	94,414	–
於二零零二年九月二十四日之紅股發行	70,444	–	–	–	–	(70,444)	–	–
換算未於損益表確認的海外業務財務報表產生之匯兌差額	–	–	–	(1,340)	–	–	–	(1,340)
附屬公司清盤時變現	–	–	–	(1,032)	(1,434)	–	–	(2,466)
股東應佔盈利	–	–	–	–	–	–	6,460	6,460



資產負債表

於二零零三年十二月三十一日

	附註	本集團 二零零三年 港幣千元	本集團 二零零二年 港幣千元 (重列)	本公司 二零零三年 港幣千元	本公司 二零零二年 港幣千元
資本及儲備					
股本	27	**221,615**	77,488	**221,615**	77,488
儲備	28	**40,301**	236,331	**39,650**	267,400
		261,916	313,819	**261,265**	344,888
少數股東權益		**–**	579	**–**	–
非流動負債					
融資租賃債務一一年後到期	29	**–**	300	**–**	–
貸款一一年後到期	30	**143,359**	153,950	**–**	–
少數股東貸款	31	**1,522**	1,522	**–**	–
遞延稅項負債	32	**33,709**	31,566	**–**	–
		178,590	187,338	**–**	–
		440,506	501,736	**261,265**	344,888

於第40至97頁之附註為本財務報表之不可分割部份。

本財務報表第33至97頁經董事會於二零零四年四月十四日批准及授權發行並由下列董事代董事會簽署：

李文輝
董事

孫志沖
董事





於二零零三年十二月三十一日

		本集團		本公司	
		二零零三年	二零零二年	**二零零三年**	二零零二年
	附註	**港幣千元**	港幣千元	**港幣千元**	港幣千元
			（重列）		
非流動資產					
投資物業	15	**116,697**	131,793	**–**	–
物業、廠房及設備	16	**180,019**	186,360	**1,187**	1,451
投資於附屬公司	17	**–**	–	**266,368**	293,504
聯營公司權益	18	**92,036**	115,533	**–**	–
證券投資	19	**702**	702	**–**	–
		389,454	434,388	**267,555**	294,955
流動資產					
存貨	20	**107,133**	96,440	**–**	–
持作出售物業之可變現淨值		**64,525**	88,462	**–**	–
貿易往來及其他應收賬款	21	**66,163**	59,293	**2,383**	3,800
應收附屬公司款項		**–**	–	**–**	72,536
應收一間聯營公司款項		**742**	319	**–**	–
應收關連人士款項	22	**2,085**	2,330	**3**	–
可收回稅項		**27**	1,282	**–**	–
其他投資	23	**100**	73	**36**	36
銀行結存及現金		**16,093**	14,382	**54**	109
		256,868	262,581	**2,476**	76,481
流動負債					
貿易往來及其他應付賬款	24	**82,775**	75,332	**4,540**	6,781
應付票據		**33,908**	42,673	**–**	–
應付附屬公司款項		**–**	–	**1,136**	7,638
應付董事款項	25	**2,225**	–	**733**	–
應付關連公司款項	26	**10,154**	2,840	**2,357**	119
融資租賃債務－一年內到期	29	**–**	92	**–**	10
貸款－一年內到期	30	**76,754**	74,296	**–**	12,000
		205,816	195,233	**8,766**	26,548
流動資產（負債）淨值		**51,052**	67,348	**(6,290)**	49,933
		440,506	501,736	**261,265**	344,888



綜合損益表

截至二零零三年十二月三十一日止年度

	附註	二零零三年 港幣千元	二零零二年 港幣千元 (重列)
營業額	4及5	**553,232**	572,393
銷售成本		**(432,584)**	(432,458)
毛利		**120,648**	139,935
其他營業收入	6	**13,382**	14,497
投資收益	7	**593**	388
分銷費用		**(58,437)**	(60,569)
行政費用		**(96,903)**	(97,182)
出售投資物業之虧損		**(8,526)**	–
出售持作出售物業之虧損		**(1,223)**	–
重估投資物業之虧絀		**–**	(130)
持作出售物業減值至可變現淨值		**(18,911)**	(6,000)
經營虧損	8	**(49,377)**	(9,061)
財務費用	9	**(10,309)**	(10,481)
出售附屬公司或附屬公司清盤之(虧損)盈利淨額	10	**(726)**	27,719
出售一間聯營公司之盈利		**–**	10,892
應佔聯營公司業績		**(22,220)**	(11,550)
除税前(虧損)盈利		**(82,632)**	7,519
所得税	13	**(2,699)**	(1,071)
除税後(虧損)盈利		**(85,331)**	6,448
少數股東權益		**579**	12
股東應佔(虧損)盈利		**(84,752)**	6,460
每股(虧損)盈利－基本	14	**(6.35)仙**	0.82仙

於第40至97頁之附註為本財務報表之不可分割部份。



意見

本行認為上述之財務報表均真實及公平地反映　貴公司及　貴集團於二零零三年十二月三十一日之財務狀況及　貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤 • 關黃陳方會計師行
執業會計師
香港，二零零四年四月十四日



德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致和記行（集團）有限公司各股東
（於百慕達註冊成立之有限公司）

本行已完成審核載於第33至97頁內按照香港普遍採納之會計原則編製之財務報表。

董事及核數師之個別責任

貴公司董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表作出獨立意見，此意見僅按百慕達公司法第90節向整體股東報告，而不作其他用途，本行不就本報告之內容，對任何其他人士負責或承擔任何責任。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表中所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報表時所作出之重大估計及判斷，及釐定之會計政策是否適合　貴公司及　貴集團之具體情況，以及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。



本公司已成立一審計委員會，其成員包括本公司獨立非執行董事李卓民先生（主席）及陳文生先生，於訂立委員會之職權範圍時，有關董事曾參考香港會計師公會於二零零二年二月所頒佈之「有效審計委員會指引」。

本公司之審計委員會已審閱簡明末期帳目及二零零三年年報，並滿意本集團之會計政策符合香港之最佳應用守則。

證券之購買、出售及贖回

本公司及其附屬公司並無在本年度內購入、出售或贖回本公司任何證券。

先買權

儘管百慕達法例在先買權上並無設立限制，本公司之公司細則及百慕達法例並無有關先買權之條文。

核數師

本年度之財務報表由德勤•關黃陳方會計師行審核，該核數師行將在即將舉行之股東週年大會任滿告退，惟願意接受提選再度委任。

承董事會命

執行主席兼行政總裁
李文輝

香港，二零零四年四月十四日



- 約港幣5,000,000元已用以償還本集團之部份銀行透支；及
- 約港幣7,300,000元已用作本集團營運資金。

可換股證券、期權、認股權證及相類權利

除列載於財務報表賬項附註第40項內之優先認股權計劃外，截至二零零三年十二月三十一日為止，本公司並沒有任何尚未行使之可換股證券、期權、認股權證及相類權利，除根據列載於「優先認股權資料」一節內所發行及行使之優先認股權外，本公司在年度內並沒有發行及行使任何可換股證券、期權、認股權證及相類權利。

本公司之主要股東

除下文披露者及於「董事之證券權益」一節外，於二零零三年十二月三十一日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而須根據證券及期貨條例第336條記入登記冊之內：

公司名稱	股份數目	已發行股本總額之概約百分比
Modern Orbit Limited	1,171,335,706	52.86%

附註： 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括佘金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由佘金霞女士、李文輝先生及李文彬先生擁有。

符合最佳應用守則

依董事之意見，在截至二零零三年十二月三十一日止年度內本公司已符合香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則之規定，惟本公司非執行董事並無特定任期，但須根據本公司新公司細則99條，於本公司股東週年大會上輪值告退及可膺選連任。




董事在競爭行業之權益

除本公司之業務外，本公司各董事（獨立非執行董事除外）概無在任何與本公司業務有直接或間接競爭或可能有競爭之業務中擁有權益。

供股及紅股發行

(a) 於二零零三年五月六日獲准之紅股發行

二零零三年五月六日股東特別大會通過決議案，批准普通股紅股發行，基準為本公司股東每持有十股每股面值港幣0.10元之股份獲發行一股紅股。根據紅股發行，本公司發行77,487,913股每股面值港幣0.10元新股份。

(b) 於二零零三年九月一日獲准之供股連紅股發行

二零零三年九月一日股東特別大會上本公司通過決議案，批准供股連紅股發行，基準為於二零零三年九月一日每持有五股現有股份供兩股，供股價每股港幣0.10元（「供股」），而每股繳足供股股份獲發三股紅股（「紅股發行」）。於二零零三年九月二十三日，根據供股連紅股發行，本公司發行1,363,787,280股每股面值港幣0.10元之新股份。

供股之所得款項用途

於回顧年度，本公司發行供股價每股港幣0.10元之供股股份，基準為於二零零三年九月一日每持有五股現有股份供兩股，以及每股繳足供股股份獲發三股紅股（「供股連紅股發行」）。

供股連紅股發行所得款項淨額（扣除有關開支）約達港幣32,000,000元。董事已將該筆所得款項依照二零零三年九月一日之供股連紅股發行章程所載之建議用途運用如下：

- 約港幣15,100,000元已用以償還一名董事墊支之貸款；
- 約港幣4,600,000元已用以償還由Fisherman Enterprises Inc.（由一名董事全資擁有之公司）墊支之一筆貸款；



(e) 於二零零三年七月十八日，本公司、Modern Orbit Limited及滙富証券有限公司（作為包銷商）簽訂一項有關供股及紅股發行之包銷協議。Modern Orbit Limited由The WS Lee Trust之信託人Cyber Tower全資擁有。根據包銷協議，Modern Orbit Limited及滙富証券有限公司將各自按65.16%及34.84%之基準分別包銷全數未認購供股。

(f) 於二零零三年九月十五日，本公司、Stoneycroft（本公司全資擁有之附屬公司）及Fisherman Enterprises Inc.（「Fisherman」）（由執行董事李文彬先生全資擁有之公司）簽訂一項債務變更契約。該契約乃關於一筆為數港幣5,110,895.46元（未償還本金數額及其累積利息之總和）未償還債項之債務由Stoneycroft變更至本公司。該未償還債項為根據二零零一年十一月二十三日之貸款協議，本金金額港幣9,000,000元每年息率6%（「Fisherman貸款」）貸款中，截至於二零零三年九月三日之債務餘額。

(g) 於二零零三年九月十五日，本公司、Cyber Tower及Fisherman訂立一項資本化協議，資本化金額為港幣15,000,000元及港幣4,633,437.6元，以支付分配予余金霞女士、李文輝先生、李文彬先生（均為董事）、Fisherman及Modern Orbit Limited之196,334,376供股股份（而有關供股股份仍根據本公司於二零零三年七月二十四日之公告，由本公司發行不超過340,946,820供股股份）。該兩項金額分別來自Cyber Tower借貸予本公司之未償還本金（按貸款轉讓契約）及Fisherman 貸款。

(h) 於二零零三年十二月二十四日，勵駿汽車公司（「勵駿汽車」）（本公司間接擁有約86%權益之快意汽車有限公司之分部），出售一輛ENZO法拉利跑車予本公司執行主席李文輝先生，作價為美金638,000元（相等於約港幣4,976,400元）。勵駿汽車從事汽車及相關配件之貿易。

除上述外，本公司或其任何附屬公司於本年底或截至二零零三年十二月三十一日止年度內任何時間，並無簽訂任何與本集團業務有關而本公司董事在其中直接或間接享有重大利益之重要合約。





董事在合約上之利益

(a) 本公司之全資附屬公司Stoneycroft Estates Limited(「Stoneycroft」)及Ever Rising Investments Limited(統稱為「業主」)與一間由Cyber Tower Inc.(「Cyber Tower」)及余金霞女士擁有之公司 — 森和物業管理有限公司(「森和物業」)簽訂一項大廈公契及管理協議。根據該協議,業主委任森和物業為管理人,任期由一九九八年十二月二十九日起為期兩年(並於到期後自動延續),負責管理、運作、保養、維修、修理、翻新及重置和記行大廈。業主委員會或森和物業可預先給予對方三個月通知而終止該協議。業主於二零零三年支付予森和物業之管理費合共為港幣417,000元。

Cyber Tower為The WS Lee Trust之信託人,當中99%之基金單位由李永森先生之家族成員包括余金霞女士、李文輝先生及李文彬先生(均為董事)為受益人之全權信託持有。The WS Lee Trust剩餘之1%基金單位由Skyline International Asset Corporation(一家於英屬處女群島註冊並由余金霞女士、李文輝先生及李文彬先生擁有之公司)持有。

(b) 業主與森和物業於二零零一年簽訂服務協議。根據有關服務協議,業主委任森和物業為服務公司,任期由二零零一年四月一日起為期一年,提供和記行大廈關於租賃行政及諮詢服務。服務協議於二零零三年九月十七日續期,由二零零三年四月一日起為期一年。於二零零三年已支付森和物業之服務費合共為港幣18,000元。

(c) 業主與森和物業於二零零三年十月二日簽訂另一項服務協議。根據協議,業主委任森和物業為服務公司,任期由二零零三年十月一日起為期一年,為和記行大廈之維修及保養工程提供安排、管理、顧問及/或監管服務。業主或森和物業可預先給予對方三個月書面通知而終止該協議。於二零零三年已支付森和物業之服務費為港幣10,800元。

(d) 於二零零三年一月三十日,李永森先生、Cyber Tower及本公司簽訂一項貸款轉讓契約(「貸款轉讓契約」)。於同日,李永森先生、Cyber Tower及和記電業財務有限公司(本公司全資擁有之附屬公司)簽訂另一項貸款轉讓契約。根據兩項貸款轉讓契約,由李永森先生分別墊支予本公司及和記行電業財務有限公司為數港幣15,142,980元及港幣4,189,781元之貸款轉讓予Cyber Tower。

(b) 於二零零三年十二月三十一日，本公司之股票衍生工具之相關股份之實益權益及淡倉在本年報優先「購股權資料」一節內予以披露。

(c) 於二零零三年十二月三十一日，於相聯法團之股份之實益權益及淡倉：

董事姓名	相聯法團名稱	持有或擁有之股份數目或股本權益	股份／權益類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股



董事之證券權益

於二零零三年十二月三十一日，本公司各董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於二零零三年十二月三十一日，本公司股份之實益權益及淡倉：

	每股面值港幣0.10元普通股股份(「股份」)數目			
董事	**個人權益**	**家族權益**	**公司權益**	**權益總計**
李文輝先生	33,564,388	6,738,732 *(附註1)*	1,171,335,706 *(附註2)*	1,211,638,826
李文彬先生	4,719,000	—	1,185,792,896 *(附註2及3)*	1,190,511,896
佘金霞女士	52,097,162	—	1,171,335,706 *(附註2)*	1,223,432,868
孫志冲先生	471,900	—	—	471,900

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括佘金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由佘金霞女士、李文輝先生及李文彬先生擁有。

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。




本年度內，本集團與李永森先生、李文輝先生、李文彬先生、Herbert ADAMCZYK先生及佘金霞女士均直接或間接享有權益之公司所進行之正常商業交易列載於財務報表賬項附註第36項內。

董事

本年度內及直至本年報日之本公司董事芳名如下：

執行董事

李永森先生 *（於二零零三年三月二十七日獲選為榮譽主席）*
李文輝先生 *（於二零零三年三月二十七日獲選為執行主席）*
孫志冲先生
李文彬先生

非執行董事

佘金霞女士

獨立非執行董事

陳文生先生
李卓民先生

依據本公司之新公司章程附則99，李永森先生及李卓民先生在即將舉行之股東週年大會輪值告退，惟願意接受提選連任。

獨立非執行董事須依據本公司之新公司章程附則輪值告退。根據上市規則第3.13條新獨立指引本公司已收到每位獨立非執行董事之證明。本公司認為獨立非執行董事乃獨立。

董事之服務合約

所有在即將召開之股東週年大會上獲提名連任之董事概無與本公司訂立任何本公司不可於一年內不作賠償（法定賠償除外）而終止之服務合約。





儲備

本年度本集團及本公司儲備之變動情況分別詳載於本年報第36至37頁之權益變動報表及財務報表賬項附註第28項內。

物業、廠房及設備

本年度本集團及本公司之物業、廠房及設備之變動詳情已列載於財務報表賬項附註第16項內。

捐款

本年度本集團之慈善及其他捐款總額為港幣92,000元(二零零二年：港幣63,000元)。

貸款

本集團貸款之詳情列載於財務報表賬項附註第30項內，本年度本集團並無將利息資本化。

主要客戶及供應商

本年度本集團之五大供應商佔本集團採購額之53.5%，其中最大供應商佔18.0%。

本年度來自本集團五大客戶之營業額佔本集團總營業額不足30.0%。

據董事所知，概無本公司董事、彼等之聯繫人士或任何股東(據董事知悉擁有本公司股本5%以上)於本集團五大供應商擁有權益。

關連交易

本年度本公司之關連交易詳情於董事會報告書「董事在合約上之利益」一節內披露。

於二零零三年度，本集團支付予森和物業管理有限公司(作為和記行大廈之管理公司)港幣3,344,408元，作為使用和記行大廈多個單位之物業管理費。



董事會向各股東提呈本年報及截至二零零三年十二月三十一日止年度經審核之財務報表，以供省覽。

主要業務

本公司之業務為投資控股公司。

其附屬公司主要經營入口、推廣及代理經銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品。各主要附屬公司之業務及其他資料列載於財務報表賬項附註第41項內。

分類資料

分類資料詳情列載於財務報表賬項附註第5項。

集團業績

綜合損益表列載於第33頁而其分析則一併於財務報表賬項附註中列載。

股息

董事會不建議派發截至二零零三年十二月三十一日止年度之末期股息(二零零二年：無)。本年度內並無派發中期股息(二零零二年：無)。

集團財務摘要

本集團於過去五個財政年度之業績、資產及負債之摘要列載於第5頁內。

股本及優先認股權

本年度本公司股本之變動詳情列載於財務報表賬項附註第27項內。

本年度有關本公司優先認股權資料及授予優先認股權之變動詳情列載於本年報第100至103頁及財務報表賬項附註第40項內。



梁鴻偉，55歲，本集團汽車電子營業部營業總經理，對銷售電子產品積31年經驗。彼已任職本集團31年。

鄧慧瑩，BBA，39歲，集團人力資源及行政部高級經理及和記電業有限公司高級市務經理。彼於香港及中國B2B及B2C方面積16年之銷售及推廣經驗。經常參與集團之業務發展、行政及運作。彼畢業於香港浸會大學，持工商管理學士(主修辦公室管理)，並為香港市務學會及香港管理專業協會之會員。彼已任職本集團12年。

唐志才，51歲，本集團之營業經理。彼於音響銷售及推銷積逾26年經驗。對於國內的銷售更擁有豐富經驗。彼已任職本集團31年。

胡嘉樵，56歲，和記電業有限公司家電業務團之商用空調機營業總經理及金羚電器有限公司董事，彼曾於國際性空調工程公司任職多年，在銷售及推廣空調產品方面累積了34年經驗，現主要負責發展中國空調市場及推廣，彼已任職本集團5年。

丘棣濂，54歲，和記電業有限公司家電業務團(中央空調部)之營業總監兼總經理，對銷電器消費產品及商用冷氣產品積逾34年經驗。彼持有香港中文大學工商管理學院之市場與國際企業管理文憑及為美國暖氣、冷凍及冷氣工程師公會會員。彼已任職本集團34年。

游汝祥，51歲，和記電業有限公司家電業務團之總經理。彼於商業管理、廣告策劃、銷售及推廣積26年經驗。彼已任職本集團11年。

葉偉亮，43歲，勵駿汽車有限公司之董事兼中國部總經理。彼於銷售及推銷消費產品積18年經驗。彼持有香港浸會大學工商管理榮譽文(主修市場學)。彼已任職本集團11年。

非執行董事

余金霞，71歲，李永森先生之妻子，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後一直擔任本公司之非執行董事。彼於貿易及分銷消費者產品具逾29年經驗。

高級管理人員

Herbert ADAMCZYK(夏德成)，63歲，勵安有限公司之董事總經理，對香港汽車貿易積39年經驗。彼擁有汽車工程學歷，已任職勵安集團21年，而該集團為本集團之附屬公司。

Barry John BUTTIFANT(畢滌凡)，FCCA、FCMI、FHKSA、FHKMA、FHKIoD，59歲，本公司業務及企業發展顧問。對企業及財務管理累積31年經驗。彼居港逾25年，加入和記行(集團)有限公司前，彼於萬威國際有限公司擔任董事總經理超過8年及曾於森那美香港有限公司及寶麗碧集團工作超過11年，其間曾出任財務董事及董事總經理。彼亦為佐丹奴國際有限公司、台和商事控股有限公司、招商迪辰(亞洲)有限公司及Global-Tech Appliances Inc. 之獨立非執行董事。畢先生為英國特許公認會計師公會、香港會計師公會、Chartered Management Institute、香港管理專業協會及香港董事學會之資深會員。

陳振榮，FCCA、AHKSA，43歲，集團財務經理。彼於貿易及製造業擁有18年財務及會計經驗。彼已任職本集團約7年。

張國存，MBA，40歲，和記電業有限公司影音及香港和記廣告有限公司之總經理，彼亦為買家倉(香港)有限公司之總經理。彼對工業及消費產品方面積15年之銷售及推銷經驗。彼已任職本集團12年。

Kwang Liang CHIA (謝光亮)，BSBA (Hons) University of Tennessee，43歲， 兼任多間新加坡公司董事及總經理。同時, 現已被任為 Electronic and Electrical Products Manufacturers and Importers Association (Singapore) 榮譽秘書長。彼於加入本集團前為 KPMG Peat Marwick之核數師積5年經驗及一間跨國公司積3年經驗。彼為新加坡武裝部隊現任軍官之職。 彼已任職本團10年。

Siew Yit HOH(何秀月)，38歲，李文輝先生之妻子，彼對服務行業積15年經驗及對社區公共關係積12年經驗。彼已任職本集團12年。



執行董事

李永森，77歲，本公司創辦人兼榮譽主席，彼代理消費品積59年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略事宜。彼獲選為港九無線電聯會董事與港九電器商聯會有限公司名譽會長。

李文輝，BSB、MBA，47歲，本公司執行主席兼行政總裁，為李永森先生及余金霞女士之子，對經銷消費品積24年經驗。彼獲明尼蘇達州大學 (University of Minnesota) 頒發工商管理學士及碩士銜。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，此為香港影音事業的聯會。彼已任職本集團20年。

孫志冲，MBA，57歲，和記電業有限公司家電業務團之董事及勵安有限公司董事。彼對商管、銷售及推銷汽車、電器及空調產品方面積32年經驗。彼已任職本集團約8年。

李文彬，BSc、MSc(麥芝根大學)、MSc(史丹福大學)，45歲，於二零零二年一月委任為本公司董事。李先生為李永森先生與余金霞女士之兒子，亦為李文輝先生胞弟。負責本集團策略規劃及開發新項目。加盟本集團之前，曾於 Apple Computer International Limited 研發部任職系統軟件工程專家一職，為時5年。在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

獨立非執行董事

陳文生，M.A.(劍橋大學)，48歲，彼自一九九九年四月起擔任本公司之非執行董事。陳先生為利興發展有限公司主席兼董事總經理，並為馬來西亞上市公司 IGB Corporation Berhad 之執行董事及在香港聯合交易所有限公司上市之南華集團有限公司、南華證券有限公司、South China Industries Limited 及麗星郵輪有限公司之董事。彼並擔任多間公司之董事。

李卓民，Ed.M(哈佛大學)，48歲，裕大有限公司主席兼董事總經理，並為美國房地產發展及投資公司 East West Enterprises Co. Ltd. 及 Oasis Development Enterprises 集團之主席。彼亦是美國 Gordon College (USA) 之 East West Institute of International Studies之創辦人及董事。多年來，彼並擔任多間社會及慈善機構之董事。

管理層已設定計劃，二零零四年業務銷售目標是達到雙位數字增長；透過維持或增加大部份業務之利潤而改善毛利貢獻；及由於已嚴厲控制間接成本及經營成本，管理層對經營業績大幅改善審慎樂觀。若干資產負債表問題仍有待解決，主要涉及長期債項以及縮減物業投資組合(對從事貿易及推廣之集團而言投資額處過高水平)。然而，於二零零四年初數項物業已售或訂約出售，損失及撥備已入帳或作出。此外，鑑於香港地產市道改善，和記行主要工業大廈正招標出售。

本集團於高價值的市場擁有悠長歷史及良好聲譽，並且在香港、澳門、中國大陸及若干東南亞其他市場乃消費產品推廣及分銷之市場領導。近年管理層對每項業務之成本及融資所採取之整頓措施及策略定位，應在增長中之市場有利於爭取及刺激未來之利潤增長。本集團並對其核心之推廣及分銷業務之增長機會更感樂觀。

董事會顧問
Barry John BUTTIFANT

香港，二零零四年四月十四日

今年對該業務來說可說是困難的一年，原因是本身的品牌分銷業務及OEM業務均在當地市場遭遇到激烈競爭。銷售額下跌人民幣47,800,000元(-9.9%)至人民幣436,300,000元（二零零二年：人民幣484,100,000元）。出口銷售額佔總銷售額37.5%（二零零二年：33.6%）。由於原料及零件成本大幅上升，激烈競爭環境又引致產品不能透過價格上升抵銷有關升幅，導致邊際利潤倍添受壓。邊際利潤較去年度下跌4.2%。銷售額下跌亦導致盈利貢獻減少人民幣18,300,000元。錄得的虧損為人民幣47,100,000元，包括就長期未能收回的應收賬項作出的特殊撥備人民幣17,000,000元。該業務於本年度的整體虧損為人民幣47,100,000元，故此本集團之應佔聯營公司業績之虧損為港幣22,200,000元，較二零零二年錄得的虧損港幣11,600,000元有所上升。此業務於結算日的賬面淨值為港幣92,000,000元。有見於該業務於最近兩年均出現虧損，本集團正認真檢討該業務的策略，當中可能包括購入控股權益及積極參與管理事宜，以期扭轉該業務的形勢。該安排目的是消除債務風險，並會致力實施，藉以大幅改善業績，爭取轉虧為盈及提升業務價值。

人事

於二零零三年年終時，本集團（不包括聯營公司）總員工人數為365人（去年為361人）。於近年忍痛實施多項措施如關閉、出售或合併若干業務單位、實施以五十五歲為限的退休計劃，以及削減員工薪酬等，從人事角度看來，今年是本集團穩定的一年。雖然年內營商由於市況不景氣而出現困難，但本集團年內對人事政策或員工數目均無進一步重大變動。

本集團了解員工的重要性，縱使過往幾年實施嚴厲措施縮減成本，本集團有幸能夠挽留一批忠心耿耿、經驗豐富及盡責的核心員工。在持續改善組織架構下，員工生產力及士氣依然一直穩步提升。年內管理層成員一直保持穩定及盡忠職守。

展望

於二零零三年各項業務之市場均富挑戰性。然而，於去年末季香港及其他地區之經濟氣氛顯著改善，引發經濟復甦預期及於二零零三年尾數月之銷售確實錄得按年增幅。

- **新加坡及馬來西亞市場**

本集團多年來一直在新加坡及馬來西亞吉隆坡設有市場推廣及分銷業務。該等業務已適當調整規模，以維持經常性盈利能力。二零零三年，新加坡業務仍然從事「三菱重工」空調產品及分銷汽車音響產品（以「阿爾派」品牌為主，但亦包括一些「樂爵士」產品）及家庭音響產品（以「馬蘭士」、「樂爵士」品牌為主）。由於業務重點較傾向本土市場，以及爭取更多汽車音響產品OEM業務的計劃奏效，即使在家庭音響市場經歷困難市況之時，仍錄得穩定的銷售額增長，致使新加坡業務銷售額持續錄得增長及經營盈利得以維持。總銷售額輕微上升3.9%至港幣56,200,000元（二零零二年：港幣54,100,000元）及經營盈利亦見理想。

馬來西亞方面，該業務於二零零二年適當地調整規模，而將辦事處遷往必打靈查亞(Petaling Jaya)藉以減低成本亦顯示出一致的效果。二零零三年馬來西亞經濟表現出色。雖然該業務現側重於汽車音響產品（以「阿爾派」品牌為主）及家庭影音產品（「馬蘭士」及「樂爵士」品牌），但仍受惠於市場及產品集中。二零零三年的銷售額較二零零二年增加17.3%，該業務的盈利則較二零零二年增長32.8%。

預料二零零四年新加坡及馬來西亞業務均會表現良好，預期錄得理想的銷售額及盈利。

- **合營生產業務**

（金羚電器有限公司－「金羚電器」）



「金羚電器」在江門的廠房

金羚電器為江門洗衣機廠與本集團成立之合營企業，合營雙方各自擁有50%權益。該業務從事設計及生產以「金羚」品牌為主的洗衣機，銷售市場為中國，現時亦作為非洲、拉丁美洲及東南亞客戶的原設備生產商（「OEM」）。本集團不會參與該業務的日常管理事宜。



全新Quattroporte「瑪莎拉蒂」型號

「瑪莎拉蒂」的知名度在香港及大陸日增，儘管市況不濟，付運量於二零零三年財政年度有所上升。在二零零三年十月「瑪莎拉蒂」新型號Quattroporte（四門型號）於北京推出後，本公司在香港舉辦一連串新產品推出宣傳活動。該型號將於二零零四年中正式於香港面世並於屆時付運予客戶。該款矚目的房車已獲全球汽車月刊及媒界之好評。此兩個牌子跑車的系列更加強勁，預測二零零四年財政年度的總銷量會增加。香港銷售市場自二零零零年以來一直下跌，祇售出27,000輛車輛，而二零零三年則出售18,000輛。香港車行預測該市場在二零零四年復甦，錄得銷量約22,000輛，相當於22%升幅。

然而，中國大陸的汽車市場繼續呈現強勢增長，並吸引全球所有主要品牌進入該市場，現在所有高產量的汽車生產商皆在中國生產。但對「法拉利」及「瑪沙拉蒂」之獨特名貴跑車型號而言，設廠生產不是合適之選擇。在名貴汽車之需求上升帶動下，從兩年前起名貴房車入口增長強勁，加上關税在二零零六年前將降低至25%及在二零零五年撤銷入口證要求，預期增幅會持續。本集團自一九九三年起為「法拉利」跑車發展中國市場，而在二零零三年十月份於北京舉行大型推廣活動慶祝「法拉利」在中國銷售第十周年紀念。

然而，有需要集中發展中國市場，因為中國可能會在較短時間成為「法拉利」及「瑪沙拉蒂」跑車一個非常重要之市場，並有可能進一步成為亞洲區第一大市場。為達致此目標，將須投資大量銷售、分銷、管理及財務資源於該市場。這亦意味著法拉利集團須對該市場承諾提供產量。其須重新調配更多資源及車輛至國內市場。





「法拉利」「瑪莎拉蒂」展銷廳－上海

為求可從寶貴商機中受惠，本公司於三月底簽立一項股本合資企業協議。此會成立獨家進口安排，保證有足夠汽車去開發中國大陸市場；並向將予開發的經銷商網絡提供有關銷售、市場推廣、零件及服務支援的管理；並將提供更多資源去提升「法拉利」及「瑪莎拉蒂」品牌的知名度，以增加銷量，特別是「瑪莎拉蒂」系列。該合資企業將由意大利的法拉利集團、本集團以及北京的保利科技公司分別提供40%、30%及30%的股本。首三年市場開發的詳細業務計劃已準備就緒，而由二零零四年財政年度至二零零六年財政年度按年計的營業額預料會有大幅增長。

家倉」已逐漸獲公眾認同為提供超值產品的優惠市場。其他銷售支援活動包括推出「買家倉」萬事達卡及分期付款計劃以建立顧客忠誠度及歸屬感。二零零四財政年度的業務計劃乃因應香港日漸好轉但仍競爭激烈的零售環境而釐定。由於物業市場趨活躍，市場對影音及電子電器的需求日增。業務發展計劃將包括改善銷售及存貨系統、適當擴張零網絡、合併若干零售點、增加可供選擇的產品類別、提高市場推廣及宣傳力度，並透過合作安排在中國大陸開設銷售點。上述各項將會謹慎進行，冀能藉此提高銷售額並取得成本及資本效益。預期銷售額將有兩位數字增長及盈利貢獻上升。

- **汽車及汽車配件分銷**



全新612 Scaglictti「法拉利」型號

該業務指「法拉利」及「瑪莎拉蒂」兩個專營汽車品牌的推廣、銷售、零件供應及售後服務。本集團是上述兩個譽滿全球的名貴跑車在香港、澳門及中國大陸的獨家總代理。

本年度總銷售額為港幣226,200,000元，較二零零二年財政年度的銷售額上升5.3%。然而，於本年度首六個月，名貴房車市場因二零零三年三月初的預算案建議大幅增加首次登記稅（原為60%）而停滯不前，名貴房車市場完全陷於停頓。任何銷售的車輛均以無盈利的優惠價格出售，以降低存貨並為業務帶來現金流量。幸而在汽車業人士的遊說下，成功降低名貴房車的建議適用稅率，由最高稅率150%減至100%，惟名貴房車適用的首次登記稅仍由統一稅率60%增至累進稅率100%。新稅率於六月實施，而市況在下半年度好轉，銷售收益增加反映出車輛售價附帶較高的首次登記稅。本年度車輛銷售數字的另一特色是中國的左軚車銷量比去年增加三倍多。

「法拉利」在全球保持其名貴跑車的地位，需求量遠超供應。「法拉利」全線系列的需求量理想。於二零零三年六月，本集團舉行一項大型活動為推出法拉利全新限量版「Enzo Ferrai」。本地市場獲配之9部（就市場比率而言屬非常高）限額於二零零三年已付運4部，預期餘下數額於二零零四年付運。



「Enzo Ferrari」

展望二零零四年，消費影音產品市場競爭將仍極為激烈。然而，經濟前景已有改善，而等離子及液晶體電視以及家庭影院產品市場尤其活躍。由於引入具競爭力的嶄新產品（等離子及液晶體電視、DVD錄影機及揚聲器）；特別加強了香港、中國大陸、新加坡及馬來西亞市場的分銷力度；進一步開發國際市場；加強宣傳活動；以及「樂爵士」和「先力」的品牌知名度不斷提升，均對此業務有良好影響，並預期將錄得銷售增長。

於二零零四年財政年度，「阿爾派」將繼續提供多款具競爭力的創新產品並配置汽車導航、音響及影音功能，顧客對象是較大型的汽車類別。「阿爾派」在導航系統產品上是市場領導者，一旦該有關技術可被應用，相信銷售額會大增。將引入更多「樂爵士」品牌的新產品，特別專攻馬來西亞、新加坡其他亞洲市場。預計該業務二零零四年之銷售額將持續上升。

- **直接銷售**




買家倉
MEGA
WAREHOUSE

「買家倉」零售店

該業務包括在香港以「買家倉」命名的優惠市場直接出售消費電子及電器產品予大眾顧客。

儘管市場競爭甚為激烈，沙士疫情令暗淡的經濟環境雪上加霜，導致缺乏定價能力，年內至少有三分之一的時間，零售消費呈現大幅萎縮；然而，本年度銷售額仍較二零零二年財政年度增加7.5%。本集團對該業務進行重整，並實施一個具成本效益，覆蓋全香港、九龍及新界的連鎖店策略。年內策略性地在香港經營8間店舖，「買家倉」成功定位為香港主要的電器零售連鎖店。為求突出本公司所提供的商品種類，管理層成功開闢新採購渠道，特意從中國直接進口具競爭力的影音產品。業務模式是根據貨場零售的競爭概念，加上定期促銷及重點產品推廣，務求向客戶提供超值產品。

該策略令業務量不斷增加，及年內採取的其他銷售及市場推廣攻勢，成功為「買家倉」連鎖店確立顧客的認同。市場推廣攻勢包括定期推出客戶推廣活動、直接郵遞計劃、定期大型特惠促銷行動；以及推廣「買家倉」的品牌知名度。雖然零售市場疲弱，對於創新及超值的產品仍然具有潛在的客戶需求。「買



• **影音及其他電器產品**



「樂爵士」產品展覽

影音產品業務目前主要著重推廣及分銷本集團本身品牌「樂爵士」(英國品牌)及「先力」(日本品牌)的產品。由二零零三年五月起，本集團開始在香港及澳門分銷「山水」品牌產品。「山水」為擁有五十年歷史的日本著名視聽品牌，產品計有電視、VCD、DVD音響系統、微型音響系統及等離子電視。是項業務亦包括「LG」品牌的家用電器產品，以及汽車音響及電子產品的銷售。汽車音響及電子產品業務包括推廣及分銷全球市場知名汽車音響品牌「阿爾派」(日本品牌)的產品，以及本集團本身品牌「樂爵士」的汽車揚聲器及功率放大器。該等產品均在香港、澳門、新加坡、馬來西亞及中國大陸作代理分銷。


GREE 格力
BODYSONIC

「格力 • 先力」產品及標誌

儘管本地市場環境呆滯，總銷售額共計港幣121,900,000元，仍較二零零二年財政年度增加5.5%，因多款創新產品面世，銷售價格持續下降及邊際利潤相對微薄，影音產品市場競爭仍相當激烈。「樂爵士」DVD錄影機成功推出有助刺激銷售額。「樂爵士」及「先力」產品的國際市場已擴展至包括澳洲、新西蘭、台灣、印尼、印度、文萊及韓國。「LG」牌子家用電器產品的銷情亦不俗，其中雪櫃的銷售額較去年上升1.9%，而洗衣機的銷售額與去年相同。我們亦以具成本效益的方式擴大分銷渠道及舉辦銷售及推廣活動，此舉亦帶動銷售額上升。更高的經營效率及成本控制措施奏效，取得理想的銷售額，增加盈利貢獻。


ALPINE

「阿爾派」產品展覽

本年度汽車音響業務的總銷售額為港幣60,100,000元，較二零零二年財政年度增加港幣2,300,000元上升3.9%。除中國大陸外，區內汽車市場銷售呆滯。汽車音響及新產品競爭激烈，價格及邊際利潤均受影響。然而，由於「阿爾派」生產及供應商之支持，管理人員均積極推銷有關產品，銷售額取得穩健增長，其中更在新加坡錄得原設備生產商(OEM)業務的大幅增長，盈利貢獻明顯增加。

本港經濟於二零零三年持續衰落，消費信心處於低位。非典型肺炎的嚴重爆發，特別是在三月至六月期間影響香港及國內市場，該時間正值空調業務之銷售旺季，故此所有產品的銷售額均受到打擊。多項私營及公營項目及投標均被取消或延期。而在國內生產及價格日益具競爭力的國內品牌產品為進口的外國品牌產品帶來競爭，使進軍國內更加困難。

然而，市場亦表現積極一面，無可置疑自本年度下半年之較後時間開始，投資氣氛及消費者信心均有轉變，惟對傳統空調及電器產品銷售旺季之正面影響已太遲（旺季於第三季結束），但於二零零四年初會完全顯現。雖然美元疲弱影響外幣對港元之匯率（尤其是兑日圓），但毛利率仍能維持。將銷售力度集中於商業產品種類取得成功並帶來利潤增加及穩定銷售量。「三菱重工」之家用分體式空調之原產地由泰國轉到中國，也提高價格競爭力及維持市場佔有率。「LG」之產品由於價格極具競爭力及品牌知名度上升，成績甚佳並在工程項目中取得顯著之市場滲透率。「格力 • 先力」產品由於價格具競爭力及產品種類增加，於香港首年推廣表現理想，預期於二零零四年及以後年度續有可觀增長。


LG
「LG」產品及標誌

營運效率繼續得以維持，並透過精簡倉儲及售後服務之組織使成本下降。營運資金嚴厲控制，截至年底本年度存貨周轉率為3.5次，貿易應收賬淨額僅佔本年度33天之平均銷售額。同時銷售之總毛利率僅減少0.2%，二零零三年之特殊市場狀況使銷售量大幅減少，業務仍錄得利潤但金額則較二零零二年大幅下降。

展望二零零四年，管理層相信，空調產品市場將會繼續競爭激烈。然而，無疑地消費者已重拾信心而物業發展亦再度增加，兩方面將大大改善本年度的需求量，使情況更勝二零零三年。不過，日圓繼續表現強勁，會對源自日本的產品供應成本構成上漲壓力，繼而降低邊際利潤。中國大陸市場需求將不斷增長。而本集團繼續專注商用產品項目以提高利潤，因該方面競爭相對溫和及中國所生產的同類產品種類不多。

於二零零三年十二月三十一日，現金及銀行存款為港幣16,100,000元(二零零二年：港幣14,400,000元)。本集團截至二零零三年止財政年度的資產負債表錄得正數流動資產淨額港幣51,100,000元(二零零二年：港幣67,300,000元)。有效的流動資產管理對本集團業務運作相當重要，為此，主要管理比率繼續處於理想水平，其中包括：應收賬款流轉期平均為27天(二零零二年：21天)；存貨周轉期為90天(二零零二年：81天)；及整體短期負債淨值比率為23.2%(二零零二年：19.1%)，負債總淨值比率為77.9%(二零零二年：68.1%)。

在外滙風險管理政策方面，本集團採用外幣對沖方式，以消除在業務過程中的銷售交易因外滙變動而帶來不利的影響。於二零零三年十二月三十一日，未到期履約之銀行期滙合約總額為港幣9,000,000元(二零零二年：港幣44,000,000元)。

本集團於二零零三年十二月三十一日的銀行融資信貸額為港幣155,600,000元(二零零二年：港幣166,200,000元)，全部以最優惠借貸利率為基礎計息及主要以本集團資產作抵押。本集團於二零零三年十二月三十一日概無或然負債(二零零二年：無)。

業務回顧


FDKN208
FDC208
MITSUBISHI
HEAVY INDUSTRIES, LTD.
「三菱重工」產品及標誌

- **空調產品**

該業務包括日本三菱重工株式會社(「三菱重工」)產品的市場推廣及分銷，本集團對該等產品擁有在香港、新加坡、澳門(所有產品)及中國大陸市場的獨家代理權。三菱重工為商用組合空調系統及家用市場提供全線的空調產品。本集團亦代理及分銷「LG」品牌(韓國「LG Electronics Inc.」)的全線商用及家用空調產品，兩項產品均屬全球知名的品牌。本集團亦向客戶提供售後服務及支援。

本集團為香港及澳門之空調產品總代理，分銷在中國具領導地位之「格蘭仕」電器品牌之空調產品。本集團亦於二零零三年以「格力 • 先力」品牌在香港市場提供全線家用及商用空調產品。

銷售予第三者客戶的總金額為港幣137,100,000元，跟二零零二年財政年度錄得的港幣178,900,000元比較大幅減少23.4%。


Galanz
格兰仕
努力，让顾客感动！
「Galanz」產品及標誌



年內經營所用現金總額為港幣28,300,000元(二零零二年:港幣12,200,000元),而於二零零三年進行供股集資後,投資及融資業務所得的現金總額為港幣28,400,000元(二零零二年:港幣30,700,000元)。按年比較,情況屬於平穩。

- **股本重組、供股及紅股發行**

於二零零三年七月二十四日,本公司宣佈按每持有五股現有股份配發兩股供股股份之比例進行供股,連同按每股繳足股款供股股份配發三股紅股之比例進行紅股發行。建議籌集港幣34,100,000元(扣除費用前),而控股股東及彼等之聯繫人士承諾接納彼等按比例之供股股份以避免出現攤薄情況,而匯富証券有限公司及一名控股股東之聯繫人士全數包銷供股之餘額。本公司已於二零零三年八月十四日向股東寄發一份通函。所有建議已於二零零三年九月一日舉行之股東特別大會上獲股東批准並於同日向股東刊發一份供股章程。供股所得款項淨額達港幣32,000,000元,主要用作償還短期債項,款項餘額用作增加本集團的營運資金。供股結果非常成功,而本公司於二零零三年九月二十二日宣佈接獲之股份申請合共佔可供認購供股股份總數約246.89%。

- **流動資金及財務資源**

本集團傳統上以結合其股本基礎、經營業務產生的內部現金流量、以及短期及長期銀行借貸所得資源為業務提供資金。

本集團能繼續如期償還其銀行債項及其他負債,而年內的實質銀行貸款及透支狀況於結算日的金額為港幣90,000,000元(二零零二年:港幣77,100,000元)。然而,由於香港普遍銀行繼續對商業客戶採取審慎放債政策,本集團跟香港其他貿易企業一樣,均要在有限的整體銀行信貸下經營。經營業務及融資業務產生的現金數額乃用作減低債項,這樣不時令業務活動受到局限及削弱集團內各業務把握銷售遞增而獲利的能力,特別是在貿易旺季時,因而令業務受到限制。銀行借貸總額(經扣除銀行結餘及現金)所佔股東資金比率為28.2%(二零零二年:20.0%)。



- **經營虧損**

本年度經營虧損為港幣49,400,000元(二零零二年:港幣9,100,000元)。然而,必須注意的是,若撇除屬資本性質的虧損——即出售或重估物業虧損——年內源自業務營運的經營虧損為港幣20,700,000元(二零零二年:虧損港幣2,900,000元)。其中過半數的經營虧損乃來自汽車業務因面對二零零三年的不尋常及特殊貿易環境下而產生之虧損,二零零四年將不會再次出現。備受市場氣氛及非典型肺炎因素影響的不濟市況,引起競爭性的毛利惡化,影響所有其他業務,惟全部業務均能控制虧損幅度。該等不尋常情況預期不會於二零零四年再現。在本年度期內管理層竭力控制不利的財務影響。

- **股東應佔虧損**

年內股東應佔虧損達港幣84,800,000元,去年則錄得盈利港幣6,500,000元。然而,有關虧損大部份為一次性非營運支出,清理較早前的資本投資事項。按所闡述,在極為艱辛的年度內,經營虧損為港幣20,700,000元(二零零二年:虧損港幣2,900,000元)。然而,非經常性及非經營性虧損包括出售或重估物業所產生的虧損或虧絀達港幣28,700,000元(二零零二年:港幣6,100,000元);財務費用港幣10,300,000元,與去年錄得數字相若;出售附屬公司/聯營公司所產生的虧損港幣700,000元(二零零二年:盈利港幣38,600,000元);一間並非由本集團控制或管理之聯營公司錄得虧損港幣22,200,000元(二零零二年:虧損港幣11,600,000元),而稅項及少數股東權益為港幣2,100,000元(二零零二年:港幣1,100,000元)。

財務狀況

- **現金流量**

未計營運資金變動前的經營業務現金流量狀況為流出港幣16,100,000元(二零零二年:流入港幣4,600,000元)。基於所述理由,處於香港本地市場極度惡劣的環境下,此現金流出實為無可避免。業務銷售及總毛利貢獻減少,未能即時藉任何經常費用削減而抵銷。對營運資金運用的控制仍未放鬆,而於二零零二年,所動用金額更增加港幣14,400,000元,在二零零三年所動用金額則增加港幣12,900,000元。汽車業務為現金流出最多的業務;相較去年,經營及營運資金均有所變動,經營業務流出港幣12,000,000元,而營運資金流入港幣6,800,000元。該等營運資金運用的變動,最明顯是反映在存貨及貿易及其他應收賬款的增多,所增加的金額分別為港幣10,700,000元及港幣6,900,000元。

經營業績

- **營業額**

截至二零零三年十二月三十一日止年度，本集團總營業額減少3.3%至港幣553,200,000元（二零零二年：港幣572,400,000元）。就香港而論，本年度並不值得懷念。香港經濟持續滑落及近年來出現通縮情況，已嚴重影響零售市場及投資氣氛。再者，其中一項業務——汽車業務——因首次登記稅加幅於二零零三年三月五日的預算案中大幅增加而停滯不前。首次登記稅加幅最終於二零零三年六月底略為調低，但銷售額在約四個月期間內完全陷於停頓。最後，尤甚於上述兩項因素，香港爆發嚴重急性呼吸系統綜合症（「非典型肺炎」），引起公眾恐慌並於年內嚴重擾亂市況及業務。

該等因素之影響為二零零三年中期公佈的營業額較二零零二年同期下降9.7%。然而，下半年經濟復甦，銷售額較二零零二年同期微升3.5%。故此本年度銷售額僅稍低於二零零二年的銷售額。不過，在步入二零零四年之際，我們預料下半年所見之復甦跡象將仍持續。

除空調電器及香港汽車音響業務的銷售額分別較二零零二年減少港幣41,800,000元（23.4%）及港幣3,800,000元（12.7%）外，大部份業務的銷售額自二零零二年逐年好轉。

- **毛利**

毛利較二零零二年減少港幣19,300,000元（-13.8%），而本年度銷售邊際毛利率為21.8%，而去年則賺取24.4%。銷售毛利率減少2.6%（若維持去年之毛利率可提高毛利貢獻相等於港幣14,600,000元）的主要原因首先是市場環境競爭劇烈，消費氣氛持續疲弱且出現通縮情況，削弱了定價能力。其次，非典型肺炎因素嚴重影響上半年的市況。加上，首次登記稅因素影響上半年的汽車銷售，有關銷售乃按微利或無利潤的價格進行。

- **其他收入、分銷、行政及其他營運成本**

該等項目總額為港幣141,400,000元，較二零零二年所產生之成本減少1.0%。成本在大部份範疇內受到控制，但所減省的款項不足以抵銷毛利貢獻下降。雖然本公司將在二零零四年進一步減省成本，就目前各項業務而言，業務營運成本亦已恰當。但主要業務目標是在更佳及改善中的市場環境下致力提高收益及邊際毛利。

集團財務摘要



本集團過去五個財政年度的業績、資產及負債如下：

	截至十二月三十一日止年度				
	二零零三年	二零零二年	二零零一年	二零零零年	一九九九年
	港幣千元	港幣千元 （重列）	港幣千元	港幣千元	港幣千元
業績					
營業額	**553,232**	572,393	565,845	386,866	763,695
經營虧損	**(49,377)**	(9,061)	(76,480)	(45,574)	(32,393)
財務費用	**(10,309)**	(10,481)	(16,923)	(18,195)	(13,573)
其他非經營收入	**–**	38,611	2,569	11,175	66,636
其他非經營支出	**(726)**	–	(3,459)	(31,326)	(42,871)
應佔聯營公司業績	**(22,220)**	(11,550)	(4,005)	3,356	18,783
除税前（虧損）盈利	**(82,632)**	7,519	(98,298)	(80,564)	(3,418)
所得税	**(2,699)**	(1,071)	(1,689)	(3,141)	(3,325)
除税後（虧損）盈利	**(85,331)**	6,448	(99,987)	(83,705)	(6,743)
少數股東權益	**579**	12	479	(1,750)	7,436
股東應佔（虧損）盈利	**(84,752)**	6,460	(99,508)	(85,455)	693
資產及負債					
總資產	**646,322**	696,969	768,854	872,356	970,724
總負債及少數股東權益	**(384,406)**	(383,150)	(475,000)	(487,525)	(509,641)
股東權益	**261,916**	313,819	293,854	384,831	461,083

附註： 一九九九年、二零零零年及二零零一年財務摘要所披露資料並無重列以反映財務報表附註2所載現年度會計政策之轉變。



由於中國汽車市場在二零零三年增長超逾50%，本集團正與供應商以長期策略方式合作，開發汽車銷售網絡。本集團欣然與意大利的Ferrari SPA及中國的保利科技有限公司訂立合營協議，成立合營企業，獨家進口「法拉利」及「瑪莎拉蒂」汽車及零件到中國。本人將獲委任為該合營企業的主席兼行政總裁。吾等有信心，該合營企業將為本公司提供長期機會，在龐大及急速增長的中國汽車市場中賺取更大利潤。

香港經濟如今正受惠於更緊密經貿關係安排，而國內放寬自由行政策，鼓勵中國大陸人士訪港。就二零零四年而言，吾等預料香港本地業務將因此增多。隨著成立新企業進口汽車至中國，本公司將可從製造商獲得更多汽車配額，繼而將為本集團帶來更高盈利。因中國汽車業已證明為具高增長及有利可圖，本集團亦將積極在國內物色汽車經銷業務機會。

由於本公司股價近期以大幅低於本集團資產淨值之價格買賣，董事會盡力重新分配本集團主要資源至具增長業務以提高股東價值：財政資源將盡量提昇，以支援快速增長及高週轉率的市場及產品；出售固定資產及將收益變現為流動資產以提高本公司資產的生產力；能幹的人力資源將應用於主要具增長的部門。本集團將竭力確保業務將與時並進，以捕捉市場走勢所湧現的機會。

所有必須進行的資源重新調配將導致本集團組織出現基本上的重建，目的並非趕上同業而是革新及領導市場。管理層正致力於來年在營運上取得盈利。儘管本公司在二零零三年蒙受虧損，但虧損主要部份為非現金性，本公司之資產質素仍屬良好而營運將可繼續發展。吾等預測集團將會於二零零四年度創造現金淨流入及有可能取得營運層面的盈利。

對於一直鼎力支持本集團之全體股東、供應商、往來銀行、及忠心耿耿之各員工，吾等均致以萬二分謝意。吾等均對本集團的將來極度支持及充滿信心。

執行主席
李文輝

香港，二零零四年四月十四日





主席報告書



李文輝
執行主席兼行政總裁

董事會宣佈，截至二零零三年十二月三十一日止年度，本集團錄得綜合虧損港幣84,800,000元。對此，本集團深感遺憾。有關業績很大程度上乃由於嚴重擾亂香港及中國大陸兩地經濟的非典型肺炎以及就載客汽車首次登記税不合時宜地增加而帶來的結果。本集團的空調、電子電器以及直銷業務於非典型肺炎期間受到嚴重影響，在二零零三年下半年才可恢復至正常水平。

年內並無派發中期股息(二零零二年：無)及董事建議不派發末期股息。

在二零零三年三月五日預算案引入的首次登記税極大幅度的增加，使汽車銷量瞬間驟然下降。隨後之銷售僅獲微利或全無利潤，並以優惠價格傾銷，務求盡快將存貨減少。本集團所銷售之產品均為高價產品，所售賣之名貴房車須繳交最高税率之首次登記税，有關税率建議由統一税率60%增至累進税率150%。結果，在汽車業及多個政治、經濟及市場團體以及香港客戶頻密遊説之下，港府於二零零三年六月削減税率加幅。但由三月初至六月底期間，能以合理價格銷售新車之市況幾乎不存在。

就本集團擁有50%權益，位於中國大陸的製造合營企業(金羚電器有限公司)而言，高原料需求以及疲弱的美元大大推高原料成本，並且導致本集團虧損港幣22,200,000元。其中包括一項審慎地作出之額外應收賬款撥備。該合營企業保持其作為中國最大洗衣機出口商之一的領導地位，並榮獲中央政府譽為「二零零零年至二零零二年度全國百家明星僑資企業」。

於二零零三年九月一日，本公司通過決議案，批准按於二零零三年九月一日每持有五股現有股份配發兩股供股份之比例以每股股份0.10港元進行供股，連同按每股繳足股款供股股份配發三股紅股之比例進行紅股發行。董事認為，供股為本集團提供機會籌集資金改善其財政狀況，並可支持發展其專利及分銷業務。供股結果非常成功並超額認購約146.89%。本公司籌集約港幣32,000,000元(扣除費用後)。





董事
李永森先生*(榮譽主席)*
李文輝先生*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
陳文生先生*
李卓民先生*
佘金霞女士**

* *獨立非執行董事*
** *非執行董事*

董事會顧問
Barry John BUTTIFANT先生

審核委員會
李卓民先生*(主席)*
陳文生先生

公司秘書
吳心瑜女士

授權代表
李文輝先生
孫志冲先生

法律顧問
香港
胡關李羅律師行
美富律師事務所

百慕達
Appleby Spurling Hunter

核數師
德勤 • 關黃陳方會計師行
香港執業會計師

百慕達之主要股票過戶登記處
The Bank of Bermuda Limited
6 Front Street, Hamilton 5-31
Bermuda

香港之股票過戶登記處
標準證券登記有限公司
香港灣仔
告士打道五十六號
東亞銀行港灣中心地下

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要往來銀行
中信嘉華銀行
東亞銀行
盤谷銀行
永亨銀行

美國託存股份處
The Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
USA

香港主要辦事處
香港新界
葵涌青山道五八五至六零九號
和記行大廈A座十樓
電話:(八五二)二八六九一一九零
傳真:(八五二)二五二一七一九八

股票代號
香港聯合交易所有限公司:720
美國預託證券(ADR):
代號 — WKHHY
證券識別統一號碼 — 929300101

網址
http://www.wokeehong.com.hk

股東週年大會
二零零四年五月二十八日



目 錄



和記行(集團)有限公司 為一間分銷優質品牌產品之多元化代理商，服務對象為亞洲地區客戶，市場以香港、澳門及中華人民共和國(「中國」)為主。本集團於一九五四年開始在香港代理音響器材。多年來，本集團不斷更新產品種類；時至今日，代理種類包括空調及冷凍產品；影音設備；汽車音響及電子產品；汽車及汽車配件；以及其他電子及電器產品。本集團亦設有直銷／零售業務。本集團具備豐富知識及經驗，並透過不同分銷渠道以及提供售後服務，以提升品牌知名度及發展其所在產品市場之地位。過去近五十年來，憑著其市場推廣及銷售實力配合與供應商建立的長期緊密關係，本集團確保其眾多品牌中，很多已成為其服務市場消費者心目中之頂級標記及家傳戶曉之名牌。

和記行（集團）有限公司

（於百慕達註冊成立之有限公司）



二 零 零 三 年 年 報